As filed with the Securities and Exchange Commission on June 16, 2010
Registration No. 333-165009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Reply! Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	94-3400697
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12667 Alcosta Blvd., Suite 200
San Ramon, CA 94583
(925) 983-3400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Payam Zamani
President and Chief Executive Officer
Reply! Inc.
12667 Alcosta Blvd., Suite 200
San Ramon, CA 94583
(925) 983-3400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Peter M. Astiz, Esq. Benjamin G. Griebe, Esq. DLA Piper LLP (US) 2000 University Ave. East Palo Alto, CA 94303 (650) 833-2000	Andrew S. Williamson, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 16, 2010
Preliminary Prospectus

           Shares

Common Stock

We are offering           shares of our common stock and the selling stockholders are offering an additional           shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $      and $      per share. We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “RPLY.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Reply! Inc. (Before Expenses)	$	$
Proceeds to Selling Stockholders (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about          , 2010. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional           shares of our common stock (           shares to be provided by us and           shares to be provided by the selling stockholders) to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us and the selling stockholders will be $      and $      , respectively, and the total proceeds to us and the selling stockholders, before expenses, will be $      and $      , respectively.

Joint Book-Running Managers

Jefferies & Company	Piper Jaffray

Needham & Company, LLC	ThinkEquity LLC

Prospectus dated          , 2010

Locally-Targeted Advertising Solution

Online Traffic Sources
Search Engines
Reply! Exchange
Advertising Exchanges
Social Media
Web Portals
Enhanced Click™ Generated
Reply!.com℠
Real-Time
Auction
Enhanced Click™ Delivered To Advertiser Website
Lead Generated On Reply!-Hosted Form And Delivered To Advertiser
Locally-Targeted Advertisers
National Brands
Aggregators
Local Businesses

STEP 1 Aggregate Customer Prospects From Many Online Sources

STEP 2 Enhance, Standardize, And Auction Traffic With User-Submitted Intent And Location

STEP 3 Advertiser Can Choose And Bid To Receive Traffic In The Form Of An Enhanced Click™ Or Lead

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information that we believe are reliable as of their respective dates, while other information is based on our internal sources.

Our trademarks include Reply!tm, our company logo and Enhanced Clickstm. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

Prospectus Summary

This prospectus summary highlights the key aspects of the offering. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully read and consider this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise indicated, the terms Reply!, we, us and our refer to Reply! Inc. and its consolidated subsidiary.

Business Overview

We operate a proprietary auction marketplace that facilitates online locally-targeted marketing. We aggregate customer prospects for advertisers from many different online traffic sources and categorize those customer prospects based on user-provided information regarding a product or service of interest to the user and the location at which the user desires to purchase the product or receive the service. Our marketplace provides locally-targeted advertisers with performance-based marketing solutions on a cost-per-“Enhanced Click” or cost-per-lead basis. Our Enhanced Clicks are generated by customer prospects and provide user-submitted category information and the location at which the product will be purchased or the service will be rendered. In addition to providing all of the information contained in an Enhanced Click, our leads also provide our advertisers with the customer prospect’s contact information. We rank the quality of each customer prospect based upon our historical experience and other factors regarding the propensity of the prospect to take action, which enables advertisers to differentiate their bids for Enhanced Clicks and leads based on the quality of the customer prospect.

Our marketplace simplifies online locally-targeted marketing by eliminating an advertiser’s need to develop and maintain complex, expensive infrastructure and teams of experts to source online consumer traffic from many different channels, including search engine marketing, display and email. Additionally, compared to traditional lead generation businesses, our marketplace provides advertisers greater control over quality, volume and price, and therefore enables our advertisers to optimize their marketing efforts and better manage their cost per transaction. Our marketplace allows advertisers to adjust their bids on a real-time basis. Regardless of the advertiser’s level of sophistication, our marketplace is designed to deliver customer prospects in the format that best addresses the advertiser’s needs. The customer prospects can take the form of an Enhanced Click delivered to an advertiser’s website, or the advertiser can choose to receive the customer prospect in the form of a ready-to-call lead, bypassing the need for the advertiser to develop the necessary infrastructure to convert Enhanced Clicks into ready-to-call leads. Our technology allows us to offer our services for any industry. We currently serve advertisers primarily in the automotive, home improvement, insurance and real estate industries.

In the quarter ended March 31, 2010, we generated over 6.6 million Enhanced Clicks and over 750,000 leads and served over 7,000 advertisers. In the year ended December 31, 2009, we generated $34.3 million in revenue, $2.5 million of net income, $4.9 million of income from operations and $7.3 million of Adjusted EBITDA, compared to $23.3 million in revenue, $3.2 million of net loss, $2.5 million of loss from operations and $1.3 million of Adjusted EBITDA in the year ended December 31, 2008, which represents growth in revenue of 47% and growth in Adjusted EBITDA of 452%, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a discussion of how we calculate Adjusted EBITDA, see footnote 4 to our “Summary Consolidated Financial Data.”

Industry Overview

Businesses spent approximately $93.5 billion in 2009 on advertising and marketing related services to influence and acquire locally-targeted customers, according to Borrell Associates, Inc. A significant portion of this amount is from national advertisers that sell their products or services locally, such as automobile companies that sell through local dealerships. In addition, locally operated businesses, such as home improvement contractors, place their own advertisements for local customer prospects. Traditionally, these advertisers have used offline media formats including the Yellow Pages, newspapers, direct mail, radio stations and local television to reach their target audience. As consumers have shifted their media consumption to the Internet, locally-targeted advertisers have begun to slowly shift their marketing budgets online as well. According to a July 2009 Forrester Research, Inc. report titled Consumer Behavior Online: A 2009 Deep Dive, 33% of weekly media consumption by Americans was via the Internet, yet only 17% of the $218 billion in annual advertising in 2009 was spent online according to Borrell Associates, Inc.

Online locally-targeted advertisers use a variety of techniques to attract customer prospects. Display advertising and search engine marketing, or SEM, are designed to result in customer prospects clicking on a link and being directed to the advertiser’s website. By their nature, clicks do not include any information confirming the specific product or service and locality of the customer prospect nor any information that would allow the advertiser to directly follow up with the customer prospect.

We believe that the lack of an efficient and effective way for locally-targeted advertisers to obtain targeted customer prospects has slowed locally-targeted advertisers’ transition from offline to online advertising. The need for locally-targeted advertisers to make significant investments in hiring and infrastructure to advertise efficiently using major search engines, the fact that a significant portion of online marketing efforts result in wasted and unwanted traffic, a limited ability to acquire customer prospects with actionable information and the inefficiencies inherent in traditional lead generation, all make this challenge particularly acute for locally-targeted advertisers.

Our Solution

We have built a technology platform that is designed to address the needs of locally-targeted advertisers of all sizes and levels of sophistication. Major benefits of our solution include the following:

•	Our technology platform enables us to categorize customer prospects based on the product or service in which they are interested as well as the relevant location and allows advertisers to determine the optimal price, quality and volume in designing their advertising campaigns.
•	National advertisers can use our marketplace to gain access to their desired locally-targeted customer prospects while maintaining their desired cost per transaction without needing to build expensive infrastructure or hire costly professionals. Other locally-targeted advertisers can easily set up accounts and define marketing campaigns with our easy-to-use Click Marketplace, or CMP, and Lead Marketplace, or LMP.
•	Our technology platform allows us to acquire traffic from multiple sources based upon the cost and quality of the traffic and the needs of the advertisers in our auction marketplace.
•	We have designed our technology platform to allow us to enter into new industry categories without having to make significant technology investments.

Our Strategy

Our goal is to be the leader in locally-targeted online marketing solutions. Key elements to our strategy for achieving this goal include the following:

•	Continue to grow existing categories.
•	Launch additional categories.
•	Expand channel partnerships.
•	Expand our Exchange service.
•	Expand internationally.
•	Pursue acquisitions.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, the following factors could harm our business and cause the trading price of our common stock to decline, which in turn could cause you to lose all or part of your investment:

•	we operate in a developing industry and only have limited history operating pursuant to our current business model, which makes it difficult to evaluate our business;
•	we depend upon Google, Yahoo! and Bing for a substantial portion of the traffic that we convert into Enhanced Clicks and leads, and if our ability to obtain traffic from them is limited due to changes in their policies or practices, or if they increase their prices, it could harm our business;
•	most of our revenue comes from a relatively limited number of customers;
•	because we generally do not enter into contracts with advertisers that require them to make any specific purchase commitments to us, most advertisers can cease or reduce their spending with us at any time;
•	our results of operations may be negatively impacted by investments we make as we enter new industry categories;
•	if our technology platform becomes unavailable or otherwise fails to perform properly, it could harm our reputation and subject us to liability claims;
•	we rely on a third-party provider to host our technology platform, and any interruptions or delays in services from this provider could impair our ability to provide our services and harm our business;
•	our industry is highly competitive; and
•	the loss of any of our key employees, particularly Payam Zamani, our Chief Executive Officer and Chairman, would materially affect our business.

Corporate Information

We were incorporated in California in June 2001 and reincorporated in Delaware in March 2010. Our principal executive offices are located at 12667 Alcosta Boulevard, Suite 200, San Ramon, CA 94583, and our telephone number is (925) 983-3400. Our website address is www.reply.com. The information on, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	shares ( shares if the underwriters exercise their overallotment option in full)

Common stock offered by the selling stockholders	shares ( shares if the underwriters exercise their overallotment option in full)

Common stock to be outstanding after this offering	shares

The number of shares of our common stock to be outstanding after completion of this offering is based on 10,600,002 shares outstanding as of March 31, 2010, plus 85,225 shares of common stock issuable on the automatic exercise or conversion of outstanding warrants upon the consummation this offering, and excludes:

•	815,719 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010 at a weighted average exercise price of $2.78 per share;

•	117,995 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2010 at a weighted average exercise price of $5.86 per share;

•	shares of common stock reserved for issuance upon the exercise of a warrant at $ per share based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	1,750,000 of common stock to be reserved for issuance under our stock option plans following the completion of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 2,943,556 shares of common stock upon the closing of this offering;

•	the automatic conversion or exercise, pursuant to their terms, of outstanding warrants to purchase shares of our redeemable convertible preferred stock into an aggregate of 85,225 shares of common stock upon the closing of this offering;

•	the conversion of outstanding warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase 117,995 shares of common stock upon the closing of this offering; and

•	no exercise by the underwriters of their overallotment option.

Except as otherwise indicated, all share and per share information references throughout this prospectus have been retroactively adjusted to reflect a 1-for-2 reverse stock split of our common stock and preferred stock effected March 31, 2010.

Overallotment option

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional     shares of our common stock (           shares to be provided by us and           shares to be provided by the selling stockholders) to cover overallotments.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows: (1) approximately $2.0 million to fund capital expenditures, including establishing a redundant technology infrastructure facility; and (2) the balance for working capital and general corporate purposes. We, however, are not contractually obligated to use the proceeds in this manner or for any particular purpose.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

See “Use of Proceeds.”

Risk factors

See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before investing in our common stock.

NASDAQ Global Market listing

We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “RPLY.”

Ownership after the offering

Our executive officers, directors and affiliates will own     % of our common stock after completion of the offering, and they will continue to have significant control over our affairs.

Dividend policy

We do not currently pay cash dividends on our outstanding common stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. The terms of the agreement governing our existing indebtedness prohibit us from paying cash dividends on our common stock.

Summary Consolidated Financial Data

We present below our summary consolidated financial data. The summary consolidated statements of operations and statements of cash flows data for the fiscal years 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations and statements of cash flows data for the three months ended March 31, 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Results for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2010. The historical results presented below are not necessarily indicative of the financial results we will achieve in future periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus.

We use the other financial data presented below in addition to the financial measures reflected in the consolidated statements of operations, cash flows and balance sheet data to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Consolidated Statement of Operations Data:
Revenue:
Marketplace	$18,659	$18,646	$32,569	$6,504	$11,010
Connecting Neighbors	6,081	4,687	1,726	670	204

Total revenue	24,740	23,333	34,295	7,174	11,214

Cost of revenue:
Marketplace(*)	11,571	9,959	16,333	3,044	6,391
Connecting Neighbors	1,590	1,365	502	191	30

Total cost of revenue	13,161	11,324	16,835	3,235	6,421

Gross profit	11,579	12,009	17,460	3,939	4,793
Operating expenses:
Sales and marketing(*)	9,309	7,461	6,687	1,563	2,137
General and administrative(*)	2,936	2,583	3,864	847	717
Technology(*)	4,539	2,651	2,034	498	430
Goodwill impairment	—	1,793	—	—	—

Total operating expenses	16,784	14,488	12,585	2,908	3,284

Operating income (loss)	(5,205)	(2,479)	4,875	1,031	1,509
Total other expense	(847)	(766)	(2,066)	(428)	(482)

Income (loss) before income taxes	(6,052)	(3,245)	2,809	603	1,027
Provision for income taxes	—	—	293	62	8

Net income (loss)	$(6,052)	$(3,245)	$2,516	$541	$1,019

(Dollars in thousands)

					Three Months Ended
	Year Ended December 31,				March 31,
	2007	2008	2009		2009	2010
					(unaudited)

Net income (loss) per common share:
Basic	$(0.96)	$(0.52)	$0.12	(1)	$0.02	$0.07

Diluted	$(0.96)	$(0.52)	$0.11	(1)	$0.02	$0.06

Weighted average shares used in computing basic net income (loss) per common share	6,392	6,393	6,406		6,392	6,390
Weighted average shares used in computing diluted net income (loss) per common share	6,392	6,393	6,788	(1)	6,477	7,315
Pro forma net income per share (unaudited)(2):
Basic			$0.27			$0.11

Diluted			$0.26			$0.10

Weighted average shares used in computing pro forma basic net income per share			9,287			9.444
Weighted average shares used in computing pro forma diluted net income per share			9,669			10,369

(In thousands, except per share data)

(*)	Includes stock-based compensation expense as follows:

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Cost of revenue, Marketplace	$7	$4	$13	$2	$5
Sales and marketing	213	207	355	61	96
General and administrative	177	181	329	49	100
Technology	53	58	65	15	18

(In thousands)

	March 31, 2010
			Pro Forma as
	Actual	Pro Forma(3)	Adjusted(4)
	(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,663	$1,663	$
Working capital (deficit)	(2,578)	(2,578)
Total assets	10,643	10,643
Total liabilities	11,317	9,680
Total debt	1,559	1,559
Redeemable convertible preferred stock	16,802	—
Total stockholders’ equity (deficit)	(17,476)	963

(In thousands)

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(5,096)	$276	$4,722	$309	$1,440
Depreciation and amortization	1,459	1,550	1,617	423	324
Capital expenditures	922	1,040	1,076	191	339
Cash flows used in investing activities	(822)	(1,040)	(1,076)	(191)	(339)
Cash flows provided by (used in) financing activities	5,084	(540)	(2,338)	(37)	(771)

(In thousands)

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Other Financial Data:
Adjusted EBITDA(5)	$(2,921)	$1,331	$7,349	$1,581	$2,294

(In thousands)

(1)	See Note 13 to the “Notes to Consolidated Financial Statements” regarding the restatement of basic and diluted net income per common share and diluted shares used in computing net income per common share for the year ended December 31, 2009.

(2)	The pro forma net income per share, basic and diluted, and pro forma weighted average shares outstanding give effect to the conversion of all of our outstanding redeemable convertible preferred stock and certain preferred stock warrants into 3,028,781 shares of common stock upon the completion of this offering.

(3)	The pro forma consolidated balance sheet data gives effect to the reclassification of the preferred stock warrant liability allocable to the warrants that convert to common shares or warrants to purchase common shares and the conversion of all of our outstanding redeemable convertible preferred stock into 2,943,556 shares of common stock upon the completion of this offering. Pro forma consolidated balance sheet data does not include the assumed payment of notes payable to related parties.

(4)	The pro forma as adjusted consolidated balance sheet data gives effect to the conversion of all of our outstanding redeemable convertible preferred stock into 2,943,556 shares of common stock upon the completion of this offering and to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

(5)	We define Adjusted EBITDA as net income (loss) adjusted for other expense, provision for income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill, loss on disposal and abandonment of assets, certain license costs associated with prior use of patents, and charitable contributions. Adjusted EBITDA is a key financial measure that our management uses to evaluate our operating performance but should not be construed as an alternative to operating income, cash flows from operating activities or net income (loss), as determined in accordance with accounting principles generally accepted in the United States of America, or GAAP. Adjusted EBITDA is not a measure defined in accordance with GAAP. We believe that Adjusted EBITDA is a standard performance measure commonly reported and widely used by analysts and investors in our industry. We also use Adjusted EBITDA for additional purposes such as assessing the performance of our executive officers for purposes of our executive compensation plan. A reconciliation of net income (loss) to Adjusted EBITDA is set forth in the table below.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

• Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results of operations and using Adjusted EBITDA only supplementally. See the “Consolidated Statements of Cash Flows” included in our consolidated financial statements included elsewhere in this prospectus.

A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Reconciliation of Adjusted EBITDA to net income (loss)
Net income (loss)	$(6,052)	$(3,245)	$2,516	$541	$1,019
Other expense(a)	847	766	2,066	428	482
Provision for income taxes	—	—	293	62	8
Depreciation and amortization	1,459	1,550	1,617	423	324
Stock-based compensation expense	450	450	762	127	219
Impairment of goodwill(b)	—	1,793	—	—	—
Loss on disposal and abandonment of assets(c)	374	17	11	—	—
Charitable contributions(d)	1	—	84	—	59
License costs(e)	—	—	—	—	183

Adjusted EBITDA	$(2,921)	$1,331	$7,349	$1,581	$2,294

(In thousands)

(a)	Includes interest expense, net, and increase (decrease) in fair value of warrants.

(b)	Reflects the write-off of goodwill relating to our Connecting Neighbors segment. See Note 5 to the “Notes to Consolidated Financial Statements.”

(c)	Reflects the write-off of capitalized website and internal use software development costs relating to an abandoned project. See Note 2 to the “Notes to Consolidated Financial Statements.”

(d)	We currently expect to make charitable contributions in an aggregate amount equal to approximately 1% of our Adjusted EBITDA.

(e)	Reflects obligation relating to a cross-license agreement with a third party that encompasses a release of claims and covenant not to sue associated with prior use of patents.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider all the risks described below before making a decision to invest in our common stock. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our quarterly operating results will likely fluctuate in the future, which could cause rapid declines in our stock price.

As our business continues to grow, we believe that our quarterly operating results will be subject to significant fluctuation due to various factors, many of which are beyond our control. Factors that may affect our quarterly operating results in the future include the risk factors discussed below, and in particular the following:

•	our ability to introduce services focused on new industry categories and the impact of increased traffic costs and decreased operating margins that may coincide with new category launches;

•	fluctuations based upon seasonality, including increased traffic acquisition costs and decreased participation in our auction marketplace that may occur toward the end of our fiscal year;

•	changes in practices, policies or pricing by search engine companies or other sources of our traffic;

•	the portions of advertising budgets allocated to online marketing by locally-targeted advertisers;

•	fluctuations in the prices our advertisers are willing to pay on our auction marketplace for Enhanced Clicks and leads;

•	the amount of traffic we are able to acquire, the portion of it we are able to monetize and the mix of monetized traffic represented by Enhanced Clicks and leads;

•	the loss of one or more significant advertisers during a period;

•	variability of operating expenses as a percentage of revenue; and

•	general economic conditions.

Accordingly, it is difficult for us to accurately forecast our results of operations on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Furthermore, the fluctuation of our quarterly operating results may render less meaningful period-to-period comparisons of our operating results, and you should not rely upon them as an indication of our future performance.

We have had a history of losses.

We experienced net losses of $6.1 million in 2007 and $3.2 million in 2008 and achieved profitability and reported net income for the first time in 2009. We cannot predict if we will sustain this profitability or, if we fail to sustain this profitability, again attain profitability in the near future or at all. We expect to continue making significant future expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to maintain future profitability. Our recent growth in revenue may not be sustainable. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to maintain profitability.

We operate in a developing industry, which makes it difficult to evaluate our business and prospects and may increase the risk of your investment.

We operate in the online marketing industry which is new and emerging. You must consider our business and prospects in light of the risks and difficulties we encounter in the new and rapidly evolving online marketing industry.

If the market for online marketing services deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on the commitment of our advertisers to the Internet as a marketing medium. The online marketing market is relatively new and rapidly evolving. As a result, future demand and market acceptance for online advertising, marketing and technology services is uncertain. Some of our current or potential advertiser customers have little or no experience using the Internet for marketing purposes and many have allocated only a limited portion of their marketing budgets to online marketing. There is no certainty that such businesses will continue to allocate more funds in the future.

Also, we must compete with traditional advertising media, including television, print, radio, and outdoor advertising, for a share of our advertisers’ total marketing budgets. Businesses, including current and potential advertisers, may find online marketing to be less effective than traditional marketing methods or other technologies for promoting their products and services, and therefore our relatively new online auction marketplace may deteriorate or develop more slowly than expected.

Our recently introduced auction marketplace service may not achieve sufficient market acceptance.

Our auction marketplace service, which represented a substantial majority of our 2009 total revenue, was first introduced in late 2008. The recent introduction of this service can make it difficult to evaluate our current business and prospects. We offer an alternative to other online advertising services and our success is dependent upon our ability to demonstrate to advertisers that our service offers a better and more cost-effective solution. If we are unable to develop sufficient demand for our service, our business and results of operations could be adversely impacted.

We depend upon Google, Yahoo! and Bing for a substantial portion of the traffic that we convert into Enhanced Clicks or leads. If our ability to obtain traffic through these Internet search engine companies is limited due to changes in their policies and practices, if the prices or other terms pursuant to which we do business with such search engine companies change, or if such search engine companies attempt to offer a service similar to ours, our business, financial condition and operating results may suffer.

Our success is dependent upon our ability to attract traffic that we can then convert into Enhanced Clicks, which are generated by customer prospects and provide user-submitted category information and the location at which the product will be purchased or the service will be rendered, or leads, which also provide our advertisers with a customer prospect’s contact information. A substantial majority of our traffic is generated from leading Internet search engine sites that provide users with a combination of paid and algorithmic listings. Paid search results are determined based upon the bid price for search words and other factors utilized by specific search engine sites. Our ability to obtain traffic from algorithmic based listings is dependent upon the ranking of our sites in accordance with algorithms used by each search engine site. Changes to our sites or in the algorithms used by search engine sites could negatively impact our listings in the search results and in turn reduce the amount of traffic to our sites. In such event, our dependence upon paid search results would increase. If we need to modify our sites or practices to improve our rankings, if the costs of obtaining paid search results increases generally or if we must pay higher prices for paid search results based upon other factors utilized by search engine sites, our cost of revenue could increase. Any such increases could adversely impact our business and results of operations. Although we are a customer of the search engine companies, it is possible that in the future they could decide to compete more directly with us, which could also adversely affect our business and results of operations.

A significant portion of our sales comes from a relatively limited number of advertisers.

Historically, we have relied on a limited number of advertisers for a substantial portion of our revenue. If we were to lose key advertisers, our financial results could be adversely affected. For the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, revenue from our 10 largest advertisers represented approximately 56%, 53% and 22% of our revenue, respectively, and Autobytel represented approximately 9%, 11% and 8% of our revenue, respectively. Significant reductions in revenue from any of these advertisers or the loss of any major advertisers could adversely affect our business.

We are dependent on two industry categories for a majority of our revenue.

To date, we have generated a majority of our revenue from advertisers in the automotive and real estate industries. We expect that a majority of our revenue in fiscal year 2010 will be generated from advertisers in these industries. Over the past two years, these industries have seen declines in marketing budgets given the difficult market conditions. These declines may continue or worsen. Future downturns in economic or market conditions adversely affecting theses industries would negatively impact our business and financial condition.

Because we generally do not enter into contracts with advertisers requiring any specific purchase commitments, most advertisers can cease or reduce their spending with us at any time, which could result in reduced revenues or otherwise adversely impact our results of operations.

We sell our Enhanced Clicks and leads through an auction system. Our advertiser contracts do not generally require minimum purchases or provide for ongoing commitments. If one or more collectively significant advertisers were to reduce or eliminate their participation in our auction marketplace, we could sell less of the traffic we acquire or sell the same traffic for a significantly lower yield to us. As a result, our revenue may be difficult to forecast. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any shortfall in revenue. Accordingly, any significant shortfall of revenue in relation to our expectations would harm our operating results.

Our results of operations may be negatively impacted by investments we make as we enter new industry categories.

From time to time, we begin offering services for new industry categories. For example, we entered into the home improvement category in the quarter ended June 30, 2009 and the insurance category in the quarter ended March 31, 2010. We make substantial investments in such new categories before we begin generating revenue. Historically, we have experienced material increases for traffic acquisition costs in the early stages of a newly launched industry category, and we expect to generate lower gross margin from revenue initially generated in new industry categories. If the launch of a new category requires investments greater than we expect, traffic acquisition costs outstrip our expectations or if the revenue generated from a new category grows more slowly than we expect, our results of operations could be adversely impacted.

The impact of worldwide economic conditions, including the resulting effect on advertising budgets, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising. To the extent that the current economic recession continues, or worldwide economic conditions materially deteriorate, our existing and potential advertisers may no longer consider investment in our online marketing solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, online marketing advertising solutions may be viewed by some of our existing and potential advertisers as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. These developments could have an adverse effect on our business, operating results and financial condition.

Our sales efforts require significant time and effort and could hinder our ability to expand our advertiser base and increase sales.

Attracting new advertisers and servicing existing advertisers requires substantial time and expense and we cannot assure you that we will be successful in establishing new relationships, or maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to advertisers who do not currently perform online marketing or advertising or are unfamiliar with our current services or platform. Further, many of our advertisers, in particular locally-targeted national accounts and channel partners, typically require input from one or more internal levels of approval. As a result, during our sales effort, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our marketplace to those individuals. The newness and complexity of our marketplace often requires us to spend substantial time and effort assisting potential advertisers in evaluating our services including providing demonstrations and benchmarking against other available technologies. This process can be costly and time consuming. We expect that our sales process will become less burdensome as our marketplace becomes more widely known and used. However, if this does not occur, we will not be able to expand our sales effort as quickly as anticipated and our sales will be adversely affected.

If our technology platform becomes unavailable or otherwise fails to perform properly, our reputation will be harmed, our market share would decline and we could be subject to liability claims.

Our technology platform is inherently complex and may contain material defects or errors. In addition, our technology infrastructure may not be able to meet increased demand. Any defects in functionality or that cause interruptions in the availability of our services could result in:

•	lost or delayed market acceptance and sales;

•	breach of warranty claims;

•	sales credits or refunds to our advertisers;

•	loss of advertisers;

•	diversion of development and advertiser service resources; and

•	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results. Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We rely on a third-party service provider to host our technology platform, and any interruptions or delays in services from this provider could impair the delivery of our services and harm our business.

We currently use one third-party data center to host our technology platform and do not have a fully redundant back-up system. This facility is vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. It is also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions, which would have a serious adverse impact on our business. Additionally, our data center agreement is of limited duration and is subject to early termination rights in certain circumstances, and the provider of our data center has no obligation to renew its agreement with us on commercially reasonable terms, or at all. Although we have the ability to operate our service from our corporate headquarters in the event our hosting facility becomes unavailable, our ability to do so is unproven. Moreover, as our corporate headquarters and hosting facility are both located in the same regional area prone to seismic activity, an earthquake, other natural disaster or other event that causes disruptions at our hosting site could also adversely impact our ability to operate at our corporate headquarters.

If we fail to respond to technological developments, our services may become obsolete or less competitive.

Our future success will depend in part on our ability to modify or enhance our services to meet advertiser needs, to add functionality and to address technological advancements. Because we operate in a new and evolving market, to remain competitive, we will need to develop new services that address evolving technologies and standards. However, we may be unsuccessful in identifying new opportunities or in developing or marketing new services in a timely or cost-effective manner. In addition, our innovations may not achieve the market penetration or price levels necessary for profitability. If we are unable to develop enhancements to, and new features for, our existing services or if we are unable to develop new services that keep pace with rapid technological developments or changing industry standards, our services may become obsolete, less marketable and less competitive, and our business will be harmed.

Research and development investments may not yield profitable and commercially viable offerings and thus will not necessarily result in increases in revenue for us.

We invest significant resources in our research and development which may not yield commercially viable offerings. During each stage of research and development there is risk that we will have to abandon a potential service offering in which we have invested significant resources. In the event we are able to develop viable new service offerings, a significant amount of time may have elapsed between our investment in the necessary research and development effort and the receipt of any related revenue. During the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010, our technology expenses were $4.5 million, $2.7 million, $2.0 million and $430,000, respectively.

Our industry is highly competitive. We currently or in the future may compete with many companies that provide different types of online advertising services.

The market for locally-targeted advertising is highly competitive. We compete against both traditional offline advertising businesses as well as online services. As the locally-targeted online marketing industry is new and emerging, over time we may compete with a variety of online businesses, including:

•	search engines such as Google, online portals and other heavily trafficked sites such as Facebook, all of which have substantially higher profiles and much lower costs of acquiring traffic than we do;

•	businesses that focus on specific industry categories such as automotive or real estate or upon listings for locally-targeted business, such as Yelp and Craigslist;

•	businesses that focus on delivering locally-targeted online marketing services, such as ReachLocal; and

•	other companies providing online marketing services.

We currently compete with each of these types of online businesses to the extent that our advertisers may choose to spend online advertising budgets with these businesses rather than with us. We may be subject to increased competition with any of these types of businesses in the future to the extent that they seek to devote increased resources to more directly address the online locally-targeted advertising market.

We currently or may in the future do business with many of these current or potential competitors, either as a source of the traffic we acquire or an advertiser purchasing Enhanced Clicks or leads from us. As a result, if any of these companies chooses to compete more directly with us, we may face the prospect of both the loss of business and increased competition.

Most of our competitors have substantially greater financial and other resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or market requirements. We also compete with emerging companies. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants. Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete effectively will depend on a number of factors, including:

•	our ability to offer cost-effective and high-quality services on a timely basis;

•	our ability to accurately identify and respond to emerging technological trends and demand for new features and performance characteristics;

•	our ability to continue to rapidly introduce new services that are accepted by the market;

•	our ability to adopt or adapt to emerging industry standards;

•	the number and nature of our competitors and competitiveness of their products and services in a given market; and

•	entrance of new competitors into our markets.

Many of these factors are outside of our control. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

Negative publicity regarding our industry or our services could harm our reputation and adversely affect our business, financial condition and results of operations.

Our business is dependent on developing and maintaining the confidence of our advertisers regarding the value of our services. From time to time we and other companies involved in online marketing services have been subject to advertiser complaints regarding matters such as the value of Enhanced Clicks and leads obtained through our marketplace, click-through fraud and other activities perceived as deceptive business practices. These activities have at times resulted in civil and governmental legal actions, governmental investigations and other proceedings that have had an adverse impact on the reputation of the industry. Any negative publicity regarding the industry in general, or our business in particular, could adversely affect our business, financial condition and results of operations.

We could lose clients if we fail to detect click-through or other fraud on advertisements in a manner that is acceptable to our advertisers.

We are exposed to the risk of fraudulent clicks or actions on our websites or our third-party publishers’ websites. We may in the future have to refund revenue that our advertisers have paid to us and that was later attributed to, or suspected to be caused by, fraud. Click-through fraud occurs when an individual clicks on an ad displayed on a website or an automated system is used to create such clicks with the intent of generating the revenue share payment to the publisher rather than to view the underlying content. Action fraud occurs when online forms are completed with false or fictitious information in an effort to increase the actions in respect of which a publisher is to be compensated. From time to time we have experienced fraudulent clicks or actions and we do not charge our advertisers for such fraudulent clicks or actions when they are detected. It is conceivable that this activity could hurt our reputation. If fraudulent clicks or actions are not detected, the affected advertisers may experience a reduced return on their investment in our marketing programs, which could lead the advertisers to become dissatisfied with our marketplace, and in turn, lead to loss of advertisers and the related revenue. Additionally, we have from time to time had to terminate relationships with web publishers who we believed to have engaged in fraud and we may have to do so in future. Termination of such relationships entails a loss of revenue associated with the legitimate actions or clicks generated by such publishers.

We are exposed to risks associated with credit card fraud and credit payment, and we may suffer losses as a result of fraudulent data or payment failure by advertisers.

We have suffered losses and may continue to suffer losses as a result of payments made with fraudulent credit card data. Our failure to adequately control fraudulent credit card transactions could reduce our revenue and gross margin and negatively impact our standing with applicable credit card authorization agencies. In addition, under limited circumstances, we extend credit to advertisers who may default on their accounts payable to us or fraudulently “charge-back” amounts on their credit cards for services that have already been delivered by us. If we suffer charge-backs or refunds at levels in excess of that permitted by our credit card processors, we could face penalties and may lose our rights to accept credit card payments from advertisers through one or more credit card processors. We could also be exposed to damages and loss of reputation if any of our employees misuse credit card information in violation of our policies.

The misappropriation, release, loss or misuse of consumer or other data could adversely affect our business.

In the operation of our business, we collect data about consumers in order to deliver our services. The misappropriation, release, loss or misuse of any consumer data, whether by accident, omission or as the result of criminal activity, computer hacking, natural disasters, terrorism or other events, could lead to negative publicity, harm to our reputation, advertiser dissatisfaction, regulatory enforcement actions, individual or class-action lawsuits or significant expenditures to recover the data or protect data from similar releases in the future, and may otherwise adversely affect our business.

Failure to comply with federal, state or international privacy laws or regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. We have posted privacy policies and practices concerning the collection, use and disclosure of user data on our websites. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and procedures could result in a loss of consumers or advertisers and adversely affect our business. Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

Government regulation of the Internet may adversely affect our business and operating results.

Online commerce and related businesses face uncertainty related to future government regulation of the Internet through the application of new or existing federal, state and international laws. Due to its rapid growth and widespread use, legislatures at the federal and state level have enacted and may continue to enact various laws and regulations relating to the Internet. Individual states may also enact consumer protection laws that are more restrictive than the ones that already exist.

Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. For example, as a result of the actions of our advertisers, we may be subject to existing laws and regulations relating to a wide variety of issues such as consumer privacy, gambling, sweepstakes, advertising, promotions, defamation, pricing, taxation, financial market regulation, quality of products and services, computer trespass, spyware, adware, child protection and intellectual property ownership and infringement. In addition, it is not clear whether existing laws that require licenses or permits for certain of our advertisers’ lines of business apply to us, including those related to insurance. Courts may apply existing and future laws or regulations in unintended and unexpected ways.

Many Internet services are automated, and companies such as ours may be unknowing conduits for illegal or prohibited materials. It is possible that some courts may impose a strict liability standard or require such companies to monitor their customers’ conduct.

Future taxes imposed upon Internet commerce may adversely impact our business and financial results.

We do not charge, collect or have imposed upon us sales or other transaction taxes related to the services we sell. However, state, local and other governmental authorities continue to seek ways to impose additional taxes on Internet commerce. Any new laws or regulations imposing such taxes may make electronic commerce transactions less attractive for advertisers and other businesses, which could result in a decrease in the level of usage of our services. In addition, any such laws or regulations could subject us to additional sales, income or other taxes and adversely impact our results of operations.

The loss of our key employees would materially adversely affect our business, and we may not be able to attract or retain the technical or management employees necessary to compete in our industry.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, including our Chief Executive Officer and Chairman, Payam Zamani and a number of other key managerial, marketing, financial, technical and operations personnel. We do not maintain key man insurance policies for any of our employees. The loss of such key personnel would have a material adverse effect on our business. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees. In addition, we depend on our ability to attract and retain skilled technical and managerial personnel. We could lose the services of, or fail to recruit, skilled personnel. Competition for qualified personnel is particularly intense in the San Francisco Bay Area. If and when economic conditions improve, retainment and recruiting efforts may be more challenging. This could hinder our research and product development programs or otherwise have a material adverse effect on our business.

We may incur costs to engage in future business combinations or strategic investments, and we may not realize the anticipated benefits of those transactions.

As part of our business strategy, we may seek to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow our revenue and market presence as well as to provide us with access to technology, products and services. Any such transaction would be accompanied by risks that may harm our business, such as difficulties in assimilating the operations, personnel and products of an acquired business or in realizing the projected benefits; disruption of our ongoing business; potential increases in our indebtedness and contingent liabilities; and charges if the acquired company or assets are later determined to be worth less than the amount we paid for them. For example, in 2008 we recorded a $1.8 million charge as a result of the impairment of the goodwill acquired in connection with our acquisition of CN.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others.

We seek to protect our proprietary technologies and know-how through the use of patents, trade secrets, confidentiality agreements and other security measures. We do not currently have any patents. The process of seeking patent protection takes a long time and is expensive. We cannot assure you that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Some of our technologies are not covered by any patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. We cannot assure you that other countries in which we may market our services will protect our intellectual property rights to the same extent as the United States.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are published. In addition, the technology sector is characterized by frequent claims and litigation regarding patents, trademarks, URLs and other intellectual property rights. We may need to file lawsuits to enforce our intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources. Despite our efforts in bringing or defending lawsuits, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages, indemnify advertisers or licensees for damages they may suffer if the technology they license from us violate the intellectual property rights of others;

•	stop our use of infringing technologies, expend significant resources to develop or acquire non-infringing technologies; or

•	obtain licenses to the intellectual property we are found to have infringed.

We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms, or at all.

Our competitors may develop, patent or gain access to know-how and technology similar to our own.

Our long-term success depends, in part, on our ability to expand our business outside of the United States. As a result, our business will become increasingly susceptible to risks associated with international operations.

We currently operate only in the United States and have only recently begun to plan for international expansion. Our inexperience in operating our business outside of the United States may increase the risk that any international expansion efforts we undertake in the future will not be successful. In addition, conducting international operations will subject us to new risks that we have not generally faced in the United States. These risks include:

•	different advertiser needs and buying behavior than we are accustomed to in the United States;

•	difficulties and expenses associated with tailoring our services to local markets, including their translation into foreign languages;

•	difficulties in staffing and managing international operations, including complex and costly termination requirements;

•	potentially adverse tax consequences, including the complexities of foreign value-added taxes and restrictions on the repatriation of earnings;

•	reduced or varied protection for intellectual property rights in some countries;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	fluctuations in currency exchange rates;

•	increased accounting and reporting burdens and complexities; and

•	political, social and economic instability abroad, terrorist attacks and security concerns.

The impact of any one or more of these risks could negatively affect or delay our plans to expand our business internationally and, consequently, our future operating results.

Maintaining and improving our financial controls and complying with rules and regulations applicable to public companies may be a significant burden on our management team and require considerable expenditures of our resources.

As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The Nasdaq Marketplace Rules will apply to us as a public company. Compliance with these rules and regulations will necessitate significant increases in our legal and financial budgets and may also strain our personnel, systems and resources. In particular, given our level of revenue as compared to other public companies, we may incur a disproportionate amount of compliance-related costs as compared to larger companies. The Exchange Act requires, among other things, filing of annual, quarterly and current reports with respect to our business and financial results and condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Satisfying these requirements involves a commitment of significant resources and management oversight. As a result of management’s efforts to comply with such requirements, other important business concerns may receive insufficient attention, which could have a material adverse effect on our business, financial condition and results of operations. Failure to meet certain of these regulatory requirements may also cause us to be delisted from The Nasdaq Global Market. In addition, we currently have a relatively small finance staff and may have difficulty recruiting additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge. The hiring of such personnel will also increase our operating expenses in future periods.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We may need additional capital in the future, and such capital may not be available on acceptable terms or at all.

We may require more capital in the future from equity or debt financings to fund our operations, finance investments in equipment and infrastructure, acquire complimentary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. We believe that our cash and cash equivalents and funds generated from operations, together with the net proceeds of this offering, will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and it is possible that we could utilize our available financial resources sooner than we currently expect. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock, including the shares of common stock sold in this offering. In addition, additional capital may not be available when needed or, if available, may not be available on favorable terms. In addition, our current Master Security Agreement limits our ability to incur additional indebtedness under certain circumstances. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, we may have to reduce our operations or forego opportunities, and this may have a material adverse effect on our business, financial condition and results of operations.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act.

We will be subject to rules adopted by the Securities and Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act, which require us to include beginning with our Annual Report on Form 10-K for our fiscal year ending December 31, 2011, our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. Beginning with our fiscal year ending December 31, 2011, our independent auditors will be required to attest to and report on the effectiveness of our internal control over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements and could result in investigations or sanctions by the SEC, Nasdaq or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Risks Related to Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity.

Currently there is no public market for our common stock. Investor interest in us may not lead to the development of an active trading market. The initial public offering price for the shares will be negotiated between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell our common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Though our common stock has no prior trading history, the trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations, and you may not be able to resell our common stock at or above the initial public offering price. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

•	actual or anticipated variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	changes in recommendations by any securities analysts that elect to follow our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	the loss of a key advertiser;

•	market conditions in industry categories that we serve and the economy as a whole;

•	the loss of key personnel;

•	technological advancements rendering our services less valuable;

•	lawsuits filed against us;

•	changes in operating performance and stock market valuations of other companies that provide similar services;

•	price and volume fluctuations in the overall stock market; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

The trading price of our common stock may be subject to greater volatility as compared to larger public companies due to the size of this offering and the relative number of shares which will be available for trading in the public market.

Future sales of shares by existing stockholders could cause our stock price to decline.

Attempts by existing stockholders to sell substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse could cause the trading price of our common stock to decline significantly. Based on shares outstanding as of March 31, 2010, upon completion of this offering, we will have outstanding           shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, only shares of common stock sold in this offering to investors other than those subject to a 180-day contractual lock-up will be freely tradable, without restriction, in the public market. Jefferies & Company, Inc. and Piper Jaffray & Co. may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to a 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. For additional information, see “Shares Eligible for Future Sale—Lock-up Agreements.”

After the lock-up agreements pertaining to this offering expire, substantially all of our shares will be eligible for sale in the public market, including           shares held by directors, executive officers and other affiliates, which will be subject to volume limitations under Rule 144 under the Securities Act. In addition, shares subject to outstanding options and reserved for future issuance under our stock option plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that existing stockholders may sell after this offering.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover our company, or if an industry analyst decides to cease covering our company at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. We may be subject to greater risk of losing analyst coverage as a result of the size of this offering and the relative number of shares which will be available for trading in the public market. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately     % of our common stock outstanding after this offering, assuming full exercise of the underwriters’ overallotment option. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering to repay debt, for capital expenditures, including establishing a redundant technology infrastructure facility and for general corporate purposes, including working capital. We may also use net proceeds for other purposes, including capital expenditures, and for possible investments in, or acquisitions of, complementary products or technologies, although we have no specific plans at this time to do so. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds.

You will incur immediate and substantial dilution and may experience further dilution.

The initial public offering price of our common stock is substantially higher than $      , the net tangible book value per share of our common stock as of March 31, 2010, calculated on a pro forma basis for this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $      in net tangible book value per share from the price you paid, based on the initial offering price of $      per share. The exercise of outstanding options to purchase shares of our common stock at a weighted average exercise price of $1.84 per share will result in further dilution.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of blank check preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the DGCL, which, subject to some exceptions, prohibits business combinations between a Delaware corporation and an interested stockholder, which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Forward-Looking Statements

This prospectus contains forward-looking statements, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources. These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as may, should, could, would, predicts, potential, continue, expects, anticipates, future, intends, plans, believes, estimates and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	general and economic conditions;

•	our ability to manage future growth effectively, or the risk that we will need to reduce the scope of our operations;

•	we operate in a highly competitive environment, and if we are unable to effectively compete, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Use of Proceeds

We estimate that the net proceeds from the sale of the           shares of our common stock that we are selling in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us by $      million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the underwriters’ overallotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $      million. We will not receive any proceeds from the sale of shares by any selling stockholder.

We intend to use the net proceeds from this offering as follows: (1) approximately $2.0 million to fund capital expenditures, including establishing a redundant technology infrastructure facility; and (2) the balance for working capital and general corporate purposes.

Our expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts and purposes for which we allocate the net proceeds from this offering may vary significantly depending upon a number of factors, including the actual cost of capital expenditures, our future sales, our cash flows from operations and the growth of our business. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

Dividend Policy

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. The terms of the agreement governing our existing indebtedness prohibit us from paying cash dividends on our common stock. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments, our long-term debt, and our capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of all of our outstanding redeemable convertible preferred stock into common stock upon the completion of this offering; (ii) the automatic conversion or exercise, pursuant to their terms, of outstanding warrants to purchase shares of our redeemable convertible preferred stock into an aggregate of 85,225 shares of common stock upon the completion of this offering; and (iii) the reclassification of the convertible preferred stock warrant liabilities to additional paid-in capital, each effective upon the closing of this offering; and

•	on a pro forma, as adjusted basis, giving effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us).

You should read this table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
			Pro Forma as
	Actual	Pro Forma(1)	Adjusted(1)(2)
	(in thousands except share and per share data)

Cash, cash equivalents and short-term investments	$1,663	$1,663

Long-term debt, current portion*	$1,222	$1,222

Long-term debt*	$337	$337
Preferred stock warrant liability	1,637	—
Redeemable Convertible Preferred Stock
Series A, no par value, 1,932,684 shares authorized, 1,833,517 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	9,969	—
Series B, no par value, 1,214,088 shares authorized, 1,110,039 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	6,833	—
Stockholders’ deficit:
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted.

Common stock, $0.001 par value, 35,000,000 shares authorized; 7,656,446 shares issued and outstanding, actual; 10,685,227 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	8	11
Additional paid-in capital	6,041	24,477
Accumulated equity (deficit)	(23,525)	(23,525)

Total stockholders’ equity (deficit)	(17,476)	963	—

Total capitalization	$1,300	$1,300	$—

*	Includes capital lease obligations and does not reflect the additional borrowing of $4.0 million in June 2010 and the concurrent repayment of $1.2 million of this long-term debt (see Note 14 to the consolidated financial statements).

(1) The pro forma column and the pro forma as adjusted column of the table above do not include:

•	815,719 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010 at a weighted average exercise price of $2.78 per share;

•	117,995 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of March 31, 2010 at a weighted average exercise price of $5.86 per share;

•	shares of common stock reserved for issuance upon the exercise of a warrant at $ per share based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	1,750,000 shares of common stock reserved for issuance under our stock option plans following the completion of this offering.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, common stock, total stockholders’ equity (deficit) and total capitalization by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

Dilution

Purchasers of the common stock in the offering will suffer immediate and substantial dilution in net tangible book value per share. As of March 31, 2010, our net tangible book value was $(674,000), or $(0.06) per share. Net tangible book value per share represents the amount of our total tangible assets reduced by our total liabilities, divided by the number of shares of our common stock outstanding.

As adjusted, net tangible book value per share represents the amount of total tangible assets reduced by our total liabilities, divided by the number of shares of common stock outstanding after giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock upon the closing of this offering, (ii) the automatic conversion or exercise of outstanding warrants to purchase shares of our redeemable convertible preferred stock into an aggregate of 85,225 shares of common stock upon the closing of this offering, (iii) the reclassification of the convertible preferred stock warrant liabilities to additional paid-in capital and (iv) the sale of           shares of common stock in the offering at an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Our as adjusted net tangible book value as of March 31, 2010 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$

Net tangible book value per share of common stock as of March 31, 2010	$(0.06)
Increase per share of common stock attributable to new investors
Decrease per share of common stock after payment of estimated underwriting discounts and commissions and estimated offering expenses payable by us

As adjusted net tangible book value per share of common stock after this offering

Dilution per share of common stock to new investors		$

Our as adjusted net tangible book value will be $      , or $      per share, and the dilution per share of common stock to new investors will be $     , if the underwriters’ overallotment option is exercised in full.

Each $1.00 increase (decrease) in the assumed public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The following table sets forth, as of March 31, 2010, on the as adjusted basis described above, the differences between our existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus:

Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders
New investors
Total

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, the number of shares held by existing stockholders after this offering would be          , or     %, and the number of shares held by new investors would increase to          , or     %, of the total number of shares of our common stock outstanding after this offering.

Selected Consolidated Financial Data

The consolidated statements of operations and statements of cash flows data for each of the fiscal years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements that are included in this prospectus. The consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations and statements of cash flows data for the three months ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2010 are derived from our unaudited consolidated financial statements included in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Results for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2010. The historical results presented below are not necessarily indicative of the results we will achieve in future periods.

We use the other financial data presented below in addition to the financial measures reflected in the consolidated statements of operations, statements of cash flows and balance sheet data to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
Revenue:
Marketplace	13,902	22,860	18,659	18,646	32,569	$6,504	$11,010
Connecting Neighbors	3,957	6,627	6,081	4,687	1,726	670	204

Total revenue	17,859	29,487	24,740	23,333	34,295	7,174	11,214

Cost of revenue:
Marketplace(*)	8,763	13,223	11,571	9,959	16,333	3,044	6,391
Connecting Neighbors	761	1,727	1,590	1,365	502	191	30

Total cost of revenue	9,524	14,950	13,161	11,324	16,835	3,235	6,421

Gross profit	8,335	14,537	11,579	12,009	17,460	3,939	4,793
Operating expenses:
Sales and marketing(*)	9,128	13,586	9,309	7,461	6,687	1,563	2,137
General and administrative(*)	2,635	2,937	2,936	2,583	3,864	847	717
Technology(*)	3,402	4,828	4,539	2,651	2,034	498	430
Goodwill impairment	—	—	—	1,793	—	—	—

Total operating expenses	15,165	21,351	16,784	14,488	12,585	2,908	2,284

Operating income (loss)	(6,830)	(6,814)	(5,205)	(2,479)	4,875	1,031	1,509
Other income (expense):
Interest income	98	126	98	2	2	—	1
Interest expense	(275)	(608)	(1,194)	(998)	(1,195)	(309)	(154)
(Increase) decrease in fair value of warrants	—	(27)	249	230	(873)	(119)	(329)

Total other expense	(177)	(509)	(847)	(766)	(2,066)	(428)	(482)

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
(In thousands)
Income (loss) before income taxes and before cumulative effect of change in accounting principle	(7,007)	(7,323)	(6,052)	(3,245)	2,809	603	1,027
Provision for income taxes	—	—	—	—	293	62	8

Income (loss) before cumulative effect of change in accounting principle	(7,007)	(7,323)	(6,052)	(3,245)	2,516	541	1,019
Cumulative effect of change in accounting principle	—	(13)	—	—	—	—	—

Net income (loss)	$(7,007)	$(7,336)	$(6,052)	$(3,245)	$2,516	$541	$1,019

Net income (loss) per common share:
Basic	$(1.10)	$(1.16)	$(0.96)	$(0.52)	$0.12(1)	$0.02	$0.07

Diluted	$(1.10)	$(1.16)	$(0.96)	$(0.52)	$0.11(1)	$0.02	$0.06

Weighted average common shares used in computing basic net income (loss) per common share	6,385	6,397	6,392	6,393	6,406	6,392	6,390
Weighted average shares used in computing diluted net income (loss) per common share	6,385	6,397	6,392	6,393	6,788(1)	6,477	7,315
Pro forma net income per share (unaudited)(2):
Basic					$0.27		$0.11

Diluted					$0.26		$0.10

Weighted average shares used in computing pro forma basic net income per share					9,287		9,444
Weighted average shares used in computing pro forma diluted net income per share					9,669		10,369

(In thousands, except per share data)

(1)	See Note 13 to the “Notes to Consolidated Financial Statements” regarding the restatement of basic and diluted net income per common share and diluted shares used in computing net income per common share for the year ended December 31, 2009.

(2)	The pro forma net income per share, basic and diluted, and pro forma weighted average shares outstanding give effect to the conversion of all of our outstanding redeemable convertible preferred stock and certain preferred stock warrants into 3,028,781 shares of common stock upon the completion of this offering.

(*)	Includes stock-based compensation expense as follows:

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)

Cost of revenue, Marketplace	$—	$4	$7	$4	$13	$2	$5
Sales and marketing	—	164	213	207	355	61	96
General and administrative	811	119	177	181	329	49	100
Technology	—	21	53	58	65	15	18

(In thousands)

	As of December 31,					March 31,
	2005	2006	2007	2008	2009	2010
						(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,146	$2,163	$1,329	$25	$1,333	$1,663
Working capital (deficit)	1,513	(4,737)	(3,679)	(5,419)	(2,185)	(2,578)
Total assets	12,270	11,681	9,635	5,352	7,773	10,643
Total liabilities	8,570	15,545	12,931	11,175	9,691	11,317
Total debt	1,769	6,483	5,601	4,507	2,063	1,559
Redeemable convertible preferred stock	9,668	9,739	15,984	16,073	16,780	16,802
Total stockholders’ deficit	(6,355)	(13,603)	(19,280)	(21,896)	(18,698)	(17,476)

(In thousands)

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(2,746)	$(5,643)	$(5,096)	$276	$4,722	$309	$1,440
Depreciation and amortization	1,058	1,069	1,459	1,550	1,617	423	324
Capital expenditures	250	3,784	922	1,040	1,076	191	339
Cash flows used in investing activities	(251)	(3,784)	(822)	(1,040)	(1,076)	(191)	(339)
Cash provided by (used in) financing activities	10,086	4,444	5,084	(540)	(2,338)	(37)	(771)

(In thousands)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Forward-Looking Statements.”

Overview

We operate a proprietary auction marketplace that facilitates online locally-targeted marketing. We aggregate customer prospects from many different online traffic sources and categorize those customer prospects based on user-provided information regarding a product or service of interest to the user and the location at which the user desires to purchase the product or receive the service. Our marketplace provides locally-targeted advertisers with performance-based marketing solutions on a cost-per-“Enhanced Click” or cost-per-lead basis. Our Enhanced Clicks are generated by customer prospects and provide user-submitted category information and the location at which the product will be purchased or the service will be rendered. In addition to providing all of the information contained in an Enhanced Click, our leads also provide our advertisers with the customer prospect’s contact information. We rank the quality of each customer prospect based on our historical experience regarding the propensity of the prospect to take action and other factors, which enables advertisers to differentiate their bids for Enhanced Clicks and leads based on the quality of the customer prospect.

We commenced operations in 2001 with a strategy of developing a lead generation business offering solutions in multiple industry categories. We launched our first lead generation services for the automotive industry in 2001 and launched our services for the real estate industry in 2003. In 2005, we acquired Connecting Neighbors, or CN, a service focused on developing, implementing and maintaining local neighborhood websites designed to promote local real estate agents. In response to the slowdown in the residential real estate market, beginning in the quarter ended September 30, 2006, we decided to change our strategy from a focus on building a traditional lead generation business for multiple industry categories to developing a scalable technology platform that we could offer to locally-targeted advertisers in the form of an auction marketplace. We began designing and developing the technology platform for our marketplace in the quarter ended September 30, 2006 and formally launched our marketplace in the quarter ended December 31, 2008 with an initial focus on the automotive and real estate industry categories. Since that time, we have continued to refine and enhance our technology platform.

We have designed our technology platform to be able to offer services for any industry. We currently derive almost all of our revenue from our automotive, real estate and home improvement categories. We launched our home improvement category in the quarter ended June 30, 2009 and we launched our insurance category in the quarter ended March 31, 2010.

We acquire online traffic from numerous sources, including pay-per-click advertisements, display advertisements, our advertiser-side exchange service, email lists and other sources. We manage our sources of traffic on a dynamic basis, balancing our desire to provide our advertisers with traffic that meets the volume, quality, locality and pricing that they seek while also meeting our financial objectives. We also seek to diversify our traffic sources to mitigate our dependence on any single source of traffic.

We market to advertisers primarily through a direct sales effort. We use both a business development group that targets larger, enterprise-level relationships and a telesales group that targets local advertisers in specific industry categories and geographies. We currently focus our enterprise sales efforts on three types of accounts: locally-targeted national accounts, aggregators that service multiple advertisers, and channel partners. As a supplement to our business development efforts, our in-house telesales team focuses its efforts on certain industry categories and geographic areas where we have an unsold volume of Enhanced Clicks or leads and where we believe that we can cost-effectively establish direct relationships with local advertisers.

In order to continue to increase our revenue and maintain and increase our operating and net income, we believe that we must continue to enhance our technology platform, grow our existing industry categories by adding new advertisers and growing our business with our existing advertisers within those industry categories, and launch additional locally-targeted industry categories.

We measure our financial performance based on various indicators. We focus on the level of liquidity in our marketplace by tracking the number of customer prospects that we are able to generate and monetize, the number of advertisers that we serve and the portion of their advertising budget that they allocate for our marketplace. We evaluate our operating performance by monitoring our revenue, gross margin and Adjusted EBITDA. We monitor and analyze activity in our marketplace on a real-time and ongoing basis with the goal of improving the effectiveness of our marketplace in matching customer prospects and our advertisers.

The growth in our business has been driven primarily by increasing revenue within our existing industry categories and to a lesser extent our entry into new industry categories. Although we expect that this trend will generally continue through 2010, we are making investments in new industry categories which may result in faster growth in those new categories. Within our industry categories, our growth has been driven more by revenue from larger corporate advertisers than smaller businesses. Likewise, our revenue growth has been impacted more from increased revenue from larger advertisers than from the total number of advertisers. For the year ended December 31, 2009, revenue from our 10 largest customers represented approximately 53% of our revenue as compared to 22% of our revenue for the year ended December 31, 2008. We expect this trend will continue through 2010 as we continue to target larger, enterprise-level relationships. However, we do not expect that the percentage of our revenue from our 10 largest customers will increase materially. Our cost for acquiring traffic varies by industry categories and dynamics within those categories. For example, our automotive category was impacted by decreased traffic and spending when the automotive market was slow and increased traffic and spending when the government’s cash-for-clunkers program was in effect. We expect that our cost of traffic will continue to vary by industry category and source and that these costs will fluctuate with overall market demand. However, to date, the prices that advertisers are willing to pay for our Enhanced Clicks and leads generally have adjusted consistent with our overall traffic costs and we expect this trend will continue. Our gross margin can be negatively impacted by the loss of major advertisers because in our auction system, if the customer submitting the highest bids no longer places bids, generally the result is that the price of the auction is reduced to the next highest bid. To the extent that we experience increased customer concentration with a small number of advertisers representing a significant portion of our overall revenue, this risk will increase. However, in each of 2009 and the quarter ended March 31, 2010 we had only single customers that represented more than 10% of our revenue.

We currently generate all of our revenue from sales to advertisers located in the United States.

Our future results of operations may be subject to fluctuation as a result of seasonality. In particular, we expect our results of operations for quarters ending December 31 may demonstrate seasonal weakness because a larger portion of online consumer traffic and advertising is typically focused on holiday gift purchases and there is less advertising for locally-focused services during those quarters. We also expect this impact to reverse during the quarters ending March 31, when we expect to benefit from a higher volume of locally-focused traffic and new advertising budgets.

Our business subjects us to a number of risks. We depend upon search engine sites for a majority of the traffic that we convert into Enhanced Clicks and leads. Changes by these search engine sites in the policies, practices or pricing they employ could harm our business. Historically, we have derived a substantial portion of our revenue from a limited number of advertisers, and we also depend upon avoiding any disruption to the operation of our technology infrastructure. Loss of any of these advertisers or any defects in the functionality of our technology infrastructure could have an adverse impact on our business and results of operations.

Basis of Presentation

General

We operate our business in two segments. Our primary business is our marketplace, which provides locally-targeted advertisers with Enhanced Clicks and leads. We refer to this segment of our business as our Marketplace segment. We also operate CN, which develops, implements and maintains local neighborhood websites designed to promote local real estate agents. We refer to this segment of our business as our CN segment. In 2008, we determined that the CN service is no longer core to our business, and although we continue to offer the service, we are no longer focused on developing, promoting or selling the service.

Revenue

We derive almost all of our revenue from sales of Enhanced Clicks and leads to our advertisers through our Marketplace segment. We recognize revenue from sales of Enhanced Clicks and leads when we deliver them to our advertisers through our marketplace.

We derive the balance of our revenue from hosting fees and initial set-up fees that we charge our customers through our CN segment. We recognize revenue from hosting fees in the period in which we provide the service and we defer our recognition of revenue from initial set-up fees and recognize them on a straight-line basis over the expected client relationship period.

Cost of Revenue and Gross Margin

Almost all of our cost of revenue is attributable to our Marketplace segment and consists primarily of traffic acquisition costs. Traffic acquisition costs consist of payments we make to search engine sites and other sources of our online traffic. A material increase in our traffic acquisition costs will materially increase our cost of revenue.

Cost of revenue also includes salaries, bonuses, benefits and stock-based compensation attributable to employees who are responsible for acquiring traffic, depreciation and amortization of capitalized equipment, patent license expense and website development costs related to our technology platform that powers our marketplace.

Cost of revenue attributable to our CN segment primarily consists of commissions and other costs we incur in connection with setting up hosted websites for realtors. We record direct incremental costs associated with the initial set-up fee as deferred costs and charge them to cost of revenue on a straight-line basis over the same time period that we record the associated initial set-up fee revenue.

Gross profit is revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin is affected by both the prices that advertisers bid in our marketplace for Enhanced Clicks and leads as well as our traffic acquisition costs associated with acquiring customer prospects. Traffic acquisition costs are typically higher in the quarters ending December 31. Our gross margin is typically lower for new industry categories because our traffic acquisition costs are typically higher upon our initiation of a new industry category. In addition, as we gain experience and develop additional liquidity within a new industry category, our gross margin within that industry category typically improves. When we launch a new industry category, we also typically sell a greater proportion of Enhanced Clicks as compared to leads, and our gross margin for Enhanced Clicks is typically lower than our gross margin for leads.

Operating Expenses

Sales and Marketing

Sales and marketing expenses primarily consist of personnel and other costs associated with our sales and marketing efforts, including salaries, commissions, bonuses, benefits and stock-based compensation for our sales and marketing personnel, as well as advertising expenses to develop our corporate brand. We expense all of our commission expenses as we incur them, except for commission expenses that are associated with CN initial set-up fee revenue, which we record as deferred costs and charge to cost of revenue on a straight-line basis over the same time period that we record the associated initial set-up fee revenue. We expect our sales and marketing expenses to increase in absolute dollars as our business grows and as we launch new industry categories.

General and Administrative

General and administrative expenses consist primarily of personnel and other costs associated with our employees and contractors that perform executive, finance, accounting and human resources roles, including salaries, commissions, bonuses, benefits and stock-based compensation. In addition, general and administrative costs include consulting, legal, accounting and other professional fees and charitable contributions. We currently expect to make charitable contributions, principally supporting education of girls in third-world countries, in an aggregate amount equal to approximately one percent of our Adjusted EBITDA. We expect our general and administrative expenses to increase in absolute dollars in the near term as we transition to being a public company.

Technology

Technology expenses consist primarily of personnel and other costs, including communications, consulting, depreciation and amortization of non-revenue-generating capitalized equipment and systems infrastructure, and facilities costs, associated with the development of new technologies, which we expense as we incur them. We expect our technology expenses to increase in absolute dollars as our business grows.

Goodwill Impairment

In connection with our acquisition of CN in 2005, we recorded $1.8 million of goodwill, resulting from the excess of the price we paid to acquire CN over the fair value of the assets that we acquired and the liabilities that we assumed. The CN reporting unit was adversely affected by a significant decline in its revenue and operating results in the third quarter of fiscal 2008, which decline was projected to continue into future periods. As a result, in connection with our interim test at September 30, 2008, we estimated the fair value of the CN reporting unit using a projected discounted cash flow analysis and determined that the book value exceeded the estimated fair value, thus indicating a potential impairment of recorded goodwill. After conducting the second step of the impairment test as prescribed by ASC 350, Intangibles — Goodwill and Other, we determined that our goodwill relating to the CN reporting unit was fully impaired. The estimated fair value of the CN reporting unit was adversely affected by a significant decline in its revenue and operating results in 2008 and our estimates for its revenue and operating results for future periods. As of December 31, 2008 and 2009 and March 31, 2010, we had no goodwill on our balance sheet.

Total Other Expense

Total other expense consists primarily of interest expense related to our credit facilities, equipment leases, loan and security agreement, and promissory notes outstanding and increase (decrease) in fair value of warrants. At December 31, 2009, the outstanding balance of our credit facilities, equipment leases and promissory notes was $1.5 million, $261,000 and $517,000, respectively. At March 31, 2010, the outstanding balance of our credit facilities, equipment leases and promissory notes was $1.0 million, $189,000 and $517,000, respectively. We expect our other expense to increase in the near term due to additional borrowings pursuant to a new loan agreement we entered into in May 2010.

Provision for Income Tax

We are subject to income tax in the United States. At December 31, 2009, we had federal and state net operating loss carryforwards of approximately $19.1 million and $19.8 million, respectively. These federal and state net operating loss carryforwards expire at various times starting in 2021 and 2013, respectively. In addition, at December 31, 2009, we had approximately $279,000 and $82,000 of federal and state tax credit carryforwards, respectively. The federal credit carryforwards expire at various times starting in 2022. The state tax credit carryforwards do not expire.

We periodically evaluate our ability to realize our deferred tax assets and recognize the tax benefit only as reassessment demonstrates that they are realizable. At such time, if we determine that it is more likely than not that our deferred tax assets are realizable, we adjust the valuation allowance. As of December 31, 2009, we established a full valuation allowance against our deferred tax assets due to the uncertainty as to whether we will ever be able to realize future tax benefits from our net operating loss carryforwards and other deferred tax assets. As a result, notwithstanding our operating losses in 2007 and 2008, we have not recorded any tax benefits in our consolidated financial statements.

The Internal Revenue Code imposes limitations on our ability to utilize net operating loss carryforwards and certain other tax attributes, including tax credit carryforwards, after an ownership change, as such term is defined in Section 382 of the Internal Revenue Code. California has similar rules. Due to these provisions and the fact that we believe that we have experienced and may experience in the future an ownership change, utilization of our net operating loss carryforwards and other tax attributes may be subject to limitations.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with United States GAAP. This requires our management to make estimates and assumptions that affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and our reported amounts of income and expense during the reported period. We base our estimates on our historical experience and various assumptions about the future that we believe to be reasonable based on available information at the time we prepare our financial statements. Our actual results could differ materially from those estimates.

We believe that our assumptions and estimates associated with revenue recognition, website development costs, goodwill and intangible assets, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information about all of our significant accounting policies, please see Note 2 of the “Notes to our Consolidated Financial Statements” included elsewhere in this prospectus.

Revenue Recognition

We derive our revenue from two sources: Marketplace and CN. Marketplace revenue, which constituted 75%, 80% and 95% of our total revenue for the years ended December 31, 2007, 2008, and 2009, respectively, and 91% and 98% of our total revenue for the three months ended March 31, 2009 and 2010, respectively, is derived primarily from fees which are earned through the delivery of qualified leads or clicks. In accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified lead or click is delivered to the advertiser.

From time to time, we may agree to credit certain leads or clicks if they fail to meet the contractual or other guidelines of a particular advertiser. We have established a sales reserve based on our historical experience. To date, such credits have not been significant and have been within our expectations.

For a portion of our revenue, we have agreements with providers of online media or traffic, which we refer to as publishers, used in the generation of leads or clicks. We receive a fee from our advertisers and pay a fee to publishers either on a cost per lead, cost per click or cost per thousand impressions basis. We are the primary obligor in the transaction. As a result, we recognize the fees paid by our advertisers as revenue and we include the fees we pay to our publishers in cost of revenue.

CN is a service focused on developing, implementing and maintaining local neighborhood websites designed to promote local real estate agents. CN revenue, which constituted 25%, 20% and 5% of our total revenue for the years ended December 31, 2007, 2008 and 2009 respectively, and 9% and 2% of our total revenue for the three months ended March 31, 2009 and 2010, respectively, is comprised of set-up fees and hosting fees. Set-up fees are recognized over the expected client relationship period (generally 13 to 16 months) beginning when the hosted customer website is set up. Hosting fees are generally charged to customers on a month-to-month basis and the respective fees are recognized on a monthly basis as earned.

Deferred revenue consists of billings or payments received in advance of reaching all the above revenue recognition criteria.

Website Development Costs

We incur costs related to website and internal-use software development. Such software is primarily related to our website, including underlying support systems. In accordance with ASC 350-40, Internal Use Software, and ASC 350-50, Website Development Costs, we begin to capitalize costs to develop software when preliminary development efforts are successfully completed, our management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally three years, commencing when the software is placed into service. Costs incurred prior to meeting these criteria are expensed as incurred and recorded within technology expenses within the accompanying consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years.

We capitalized $796,000, $1.0 million and $891,000 in website and internal-use software development costs, including stock-based compensation, during the years ended December 31, 2007, 2008 and 2009, respectively, and $182,000 and $224,000 during the three months ended March 31, 2009 and 2010, respectively. Amortization expense totaled $146,000, $474,000 and $782,000 during the years ended December 31, 2007, 2008 and 2009, respectively, and $170,000 and $240,000 during the three months ended March 31, 2009 and 2010, respectively. In addition, during the year ended December 31, 2007, we abandoned a previously capitalized project, resulting in a charge of $374,000. Amortization expense and impairment charges associated with website and internal-use software development costs are recorded in Marketplace cost of revenue within the accompanying consolidated statements of operations.

Goodwill and Intangible Assets

Goodwill – We account for goodwill in accordance with ASC 350, Intangibles—Goodwill and Other, or ASC 350. Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. We assess impairment of goodwill annually or whenever events or changes in circumstances indicate goodwill may be impaired. We have selected December 31 as the date to perform the annual impairment testing of goodwill. In valuation of our goodwill, we must make assumptions regarding estimated future cash flows to be derived from the reporting unit. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets. We perform a two-step test to assess our goodwill for impairment. The first step requires that we compare the estimated fair value of our reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of its net assets, we are required to complete the second step of the impairment test to determine the implied fair value of goodwill. An impairment is recorded if the carrying value of the goodwill exceeds its implied fair value.

Long-Lived Assets – In accordance with ASC 360, Property, Plant and Equipment, we review long-lived assets, including property and equipment and certain intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Acquired intangible assets are amortized over their useful lives unless these lives are determined to be indefinite. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets.

Income Taxes

We account for income taxes using an asset and liability approach to record deferred taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes, and such amounts recognized for income tax reporting purposes, net of operating loss carryforwards and other tax credits, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

On January 1, 2007, we adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered more likely than not to be sustained then no benefits of the position are to be recognized. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, or APB 25, Accounting for Stock Issued to Employees (now contained in ASC 718, Compensation—Stock Compensation, or ASC 718, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB 25 (now contained in ASC 718), and had adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS 123 (now contained in ASC 718).

Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payments (now contained in ASC 718), which revised SFAS 123 and superseded APB 25, which requires compensation expense related to share-based transactions, including employee and director awards, to be measured and recognized in the financial statements based on fair value. Using the modified prospective approach, we recognize stock-based compensation expense for new awards granted or awards modified after January 1, 2006 and for any portion of an award that was granted prior to adoption that continues to vest. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated statements of operations based on the department to which the related employee reports. We use the Black-Scholes valuation model to calculate the grant date fair value of stock options, utilizing various assumptions.

We account for equity instruments issued to non-employees, in accordance with the provisions of ASC 718 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF 96-18 (now contained in ASC 505-50, Equity-Based Payments to Non-Employees), as expense at their fair value over the related service period and periodically revalue the equity instruments as they vest.

The cost of restricted stock awards is determined using the fair value of our common stock on the date of grant. Compensation expense is recognized for restricted stock awards on a straight-line basis over the vesting period.

Stock-based compensation expense recognized in our Consolidated Statement of Operations for 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 includes (i) compensation expense for share-based payment awards granted prior to, but not yet fully vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, as adjusted for estimated forfeitures and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

The following table summarizes stock-based compensation expense, by expense category in the consolidated statement of operations, for the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010:

				Three Months
				Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Cost of revenue	$7	$4	$13	$2	$5
Sales and marketing	213	207	355	61	96
General and administrative	177	181	329	49	100
Technology	53	58	65	15	18

Total stock-based compensation expense	450	450	762	127	219
Effect of costs associated with capitalized software development	7	7	9	2	6

Total stock-based compensation	$457	$457	$771	$129	$225

(In thousands)

We estimated the fair value of each option granted using the Black-Scholes option-pricing method using the following assumptions for the periods presented in the table below:

				Three Months
				Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Expected dividend yield	—	—	—	—	—
Expected term (in years)	9.15 - 10.00	9.89 - 10.00	6.35	6.35	6.06 - 6.35
Risk-free interest rate	4.24 - 5.23%	2.23 - 4.09%	1.90 - 2.93%	1.90 - 1.91%	2.57 - 2.65%
Expected Volatility	76 - 79%	66 - 77%	59 - 60%	59 - 60%	59 - 60%
Weighted average fair value per share	$1.98	$0.80	$0.74	$0.69	$4.14

We derived the risk-free interest rate assumption from the United States Treasury’s rates for U.S. Treasuries with maturities similar to those of the expected term of the awards being valued. We based the assumed dividend yield on our expectation of not paying dividends in the foreseeable future. We calculated the weighted average expected life of options based on historical financial data and estimates of future option exercise activity. Due to our limited historical data, we estimate volatility by incorporating the historical volatility of comparable companies with publicly available share prices. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Since the beginning of 2008 through March 31, 2010, we granted stock options with exercise prices as follows:

			Common Stock Fair
	Number of Shares		Value per Share for
	Underlying Options	Exercise Price	Financial Reporting	Aggregate
Grant Date	Granted	per Share	Purposes at Grant Date	Fair Value

January 25, 2008	29,500	$6.00	$1.64	$31,453
April 22, 2008	28,500	$6.00	$1.46	$26,444
July 29, 2008	48,550	$6.00	$1.28	$38,430
September 19, 2008	7,500	$6.00	$1.18	$5,310
November 18, 2008	51,250	$6.00	$1.06	$30,637
March 19, 2009	23,250	$1.00	$1.20	$16,142
April 23, 2009	11,500	$1.00	$1.30	$9,539
July 30, 2009	57,750	$1.60	$1.94	$70,846
September 17, 2009	16,000	$1.60	$2.66	$29,386
September 17, 2009(1)	544,582	$1.60	$2.66	$193,998
November 4, 2009	65,000	$2.86	$3.98	$204,503
February 4, 2010	168,250	$7.12	$7.12	$696,547

(1)	On July 31, 2009, we offered holders of options with an exercise price equal to or greater than, $2.00 the opportunity to exchange their options based on an exchange ratio determined by the exercise price of the option held for new options having an exercise price of $1.60 per share. The exchange program was available through August 28, 2009, the time frame required by securities law, and was completed on September 17, 2009. As a result of the exchange, options to purchase 674,806 shares of common stock were exchanged for options to purchase 544,582 shares of common stock. The incremental fair value of the new options over the exchanged options was $194,000, of which $170,000 was immediately recognized as an expense for shares vested as of the exchange date. We will recognize the $24,000 incremental value relating to the unvested exchanged options over the remaining vesting period.

Since the beginning of 2008 through March 31, 2010, we issued restricted stock as follows:

		Common Stock Fair
		Value per Share for
	Number of Shares	Financial Reporting	Aggregate
Grant Date	Granted	Purposes at Grant Date	Fair Value

May 12, 2008	152,500	$1.42	$216,550
November 18, 2008	62,500	$1.06	$66,250
January 23, 2009	301,995	$1.04	$314,074
July 1, 2009	114,495	$1.48	$169,453
February 11, 2010	362,500	$7.12	$2,581,000

Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	our recent and historical company performance;

•	our liquidity and cash resources;

•	our projections regarding our future financial results;

•	company developments since the last time option grants were approved by our board of directors;

•	independent third-party valuations;

•	market multiples of publicly traded companies considered peers; and

•	the rights, preferences and privileges of our preferred stock relative to those of our common stock.

During 2008, our board of directors granted common stock options with an exercise price approximating recent preferred stock transactions which the board knew were not less than the fair market value of our common stock due to the substantial liquidation and other preferences associated with the preferred stock. As our business began to recover, starting in March 2009, our board of directors again focused on setting option exercise prices at the fair value of our common stock and referred to the factors listed above as well as the broad public market decline in determining fair market value. The fair value of our common stock as determined by our board of directors from March to September 2009 reflected the improving public market conditions and our improved financial performance through those dates but also reflected our limited liquidity and cash resources, as well as the continuing uncertainty in the automotive and real estate industry categories. In December 2009, our management and board of directors initiated steps towards readying our company for an initial public offering of our common stock in the first half of 2010 and these actions were reflected in the fair value of our common stock and the stock option exercise prices.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, we performed a retrospective analysis to reassess the fair value of our common stock at certain option grant dates for financial reporting purposes. This resulted in a difference between the fair value of the stock options and the previously granted exercise price. For grants in 2008, we determined that the exercise price of our option grants was higher than the fair market value of our common stock. For 2009, given the turnaround of our business, we determined that the fair market value of our common stock for financial statement purposes should be estimated at a price higher than the fair market value as originally determined by our board.

Discussion of specific valuation inputs from December 31, 2008 through March 31, 2010

December 31, 2008. The option pricing method was used for this valuation. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 25%, a discount for lack of marketability of 30% and an estimated time to a liquidation event of 18 months. The valuation assumed a volatility of 80% and a weighted average cost of capital of 25%. A discounted cash flow analysis and a market based analysis using EBITDA and revenue multiples of comparable companies were used to determine the value of the business. The valuation methodologies were weighted 50% toward the discounted cash flow analysis, and 50% towards the market based approach. This valuation indicated a fair value of $0.98 per share for our common stock. The decline in valuation from December 31, 2007 reflected in part the broad public market decline in 2008.

June 30, 2009. The option pricing method was used for this valuation. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 20%, a discount for lack of marketability of 25% and an estimated time to a liquidation event of 18 months. The valuation assumed a volatility of 77% and used a risk-free rate of 0.88%. Three methods were used to determine the business enterprise value of the company. This first method was a discounted cash flow analysis, which discounts future earnings forecasts at the risk-adjusted discount rate to obtain a present value of the company. A guideline public company analysis was employed that looked at the value of the company based on value to revenue and EBITDA multiples of comparable companies. A guideline transaction analysis was also employed, which utilized value to revenue and EBITDA multiples from comparable mergers and acquisitions over the past two years. The valuation methodologies were weighted 33% toward the discounted cash flow analysis, 33% towards the guideline public company analysis and 33% towards the guideline transaction method. This valuation indicated a fair value of $1.48 per share for our common stock. The increase in valuation from December 31, 2008 reflected our improved operating performance and improved public market conditions.

September 30, 2009. The option pricing method was used for this valuation. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 20%, a discount for lack of marketability of 21%, a minority discount of 31% and an estimated time to a liquidation event of more than 12 months. The valuation assumed a volatility of 74% and used a risk free rate of 0.62%. Four methods were used to determine the business enterprise value of the company. This first method was a discounted cash flow analysis, which discounts future earnings forecasts at the risk-adjusted discount rate to obtain a present value of the company. A guideline public company analysis was employed that looked at the value of the company based on value to revenue and EBITDA multiples of comparable companies. A guideline transaction analysis was also employed, which utilized value to revenue and EBITDA multiples from comparable mergers and acquisitions over the past two years. The fourth method used to calculate the value of the company was based on a recent acquisition offer. The valuation methodologies were weighted 35% toward the discounted cash flow analysis, 25% towards the guideline public company analysis, 25% towards the guideline transaction method and 15% towards the acquisition scenario. This valuation indicated a fair value of $2.86 per share for our common stock. The increase in valuation from June 30, 2009 reflected continued improvements in our operating performance and in public market prices.

December 31, 2009. The probability-weighted expected return method, or P-WERM, valuation approach, which requires the consideration of various liquidity scenarios was used for this valuation. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 20%, an estimated time to an initial public offering of less than six months and an estimated time to a strategic merger or sale of more than 18 months. The expected outcomes were weighted 20% toward an initial public offering, 10% towards a strategic merger or sale, 35% towards remaining a private company and 35% towards a downside scenario. This valuation indicated a fair value of $5.82 per share for our common stock. The increase in valuation from September 30, 2009 reflected our initial steps towards a potential initial public offering as well as our continued improvements in our operating performance and in public market prices.

January 31, 2010. The P-WERM method was used for this valuation. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 20%, an estimated time to an initial public offering of less than six months and an estimated time to a strategic merger or sale of more than 18 months. The expected outcomes were weighted 30% toward an initial public offering, 10% towards a strategic merger or sale, 30% towards remaining a private company and 30% towards a downside scenario. This valuation indicated a fair value of $7.12 per share for our common stock. The increase in valuation from December 31, 2009 reflected our taking additional steps in preparation for a potential initial public offering as well as our continued improvements in our operating performance.

March 31, 2010. The P-WERM method was used for this valuation. The significant assumptions employed in this valuation were a risk-adjusted discount rate of 20%, an estimated time to an initial public offering of less than six months and an estimated time to a strategic merger or sale of more than 18 months. The expected outcomes were weighted 50% toward an initial public offering, 10% towards a strategic merger or sale, 20% towards remaining a private company and 20% towards a downside scenario. This valuation indicated a fair value of $8.80 per share for our common stock. The increase in valuation from January 31, 2010 reflected our taking additional steps in preparation for a potential initial public offering as well as our continued improvements in our operating performance.

Accretion of Preferred Stock

The difference between the initial carrying amounts and redemption values of the redeemable convertible preferred stock represents issuance costs recorded as a reduction in the carrying amounts. We record periodic accretions to increase the initial carrying value of the redeemable convertible preferred stock so that the carrying amounts will equal the redemption amounts at the earliest redemption dates. Accretion is recorded as a reduction to common stock to the extent available and as an increase to stockholders’ deficit thereafter.

Preferred Stock Warrants

We account for freestanding preferred stock warrants for redeemable preferred stock as liabilities that are recorded at their fair value at the time of issuance and adjusted to fair value at each balance sheet date, with the change in the fair value being recorded as a component of other income (expense). The fair value of the preferred stock warrants is determined using the Black-Scholes option pricing model.

Results of Operations

The following table sets forth our consolidated statement of operations for the periods indicated and as a percentage of our total revenue for such periods:

	Years Ended December 31,						Three Months Ended March 31,
	2007		2008		2009		2009		2010
							(unaudited)

Revenue
Marketplace	$18,659	75.4%	$18,646	79.9%	$32,569	95.0%	$6,504	90.7%	$11,010	98.2%
Connecting Neighbors	6,081	24.6%	4,687	20.1%	1,726	5.0%	670	9.3%	204	1.8%

Total revenue	24,740	100.0%	23,333	100.0%	34,295	100.0%	7,174	100.0%	11,214	100.0%

Cost of revenue
Marketplace(1)	11,571	46.8%	9,959	42.7%	16,333	47.6%	3,044	42.4%	6,391	57.0%
Connecting Neighbors	1,590	6.4%	1,365	5.8%	502	1.5%	191	2.7%	30	0.3%

Total cost of revenue	13,161	53.2%	11,324	48.5%	16,835	49.1%	3,235	45.1%	6,421	57.3%

Gross profit	11,579	46.8%	12,009	51.5%	17,460	50.9%	3,939	54.9%	4,793	42.7%

Operating expenses:
Sales and marketing(1)	9,309	37.6%	7,461	32.0%	6,687	19.5%	1,563	21.8%	2,137	19.1%
General and administrative(1)	2,936	11.9%	2,583	11.1%	3,864	11.3%	847	11.8%	717	6.4%
Technology(1)	4,539	18.3%	2,651	11.4%	2,034	5.9%	498	6.9%	430	3.8%
Goodwill impairment	—	0.0%	1,793	7.6%	—	0.0%	—	0.0%	—	0.0%

Operating income (loss)	(5,205)	−21.0%	(2,479)	−10.6%	4,875	14.2%	1,031	14.4%	1,509	13.4%

Other income (expense)
Interest income	98	0.4%	2	0.0%	2	0.0%	—	0.0%	1	0.0%
Interest expense	(1,194)	−4.9%	(998)	−4.3%	(1,195)	−3.5%	(309)	−4.3%	(154)	−1.4%
(Increase) decrease in fair value of warrants	249	1.0%	230	1.0%	(873)	−2.5%	(119)	−1.7%	(329)	−2.9%

Total other expense	(847)	−3.5%	(766)	−3.3%	(2,066)	−6.0%	(428)	−6.0%	(482)	−4.3%

Income (loss) before income taxes	(6,052)	−24.5%	(3,245)	−13.9%	2,809	8.2%	603	8.4%	1,027	9.1%
Provision for income taxes	—	0.0%	—	0.0%	293	0.9%	62	0.9%	8	0.1%

Net income (loss)	$(6,052)	−24.5%	$(3,245)	−13.9%	$2,516	7.3%	$541	7.5%	$1,019	9.0%

(In thousands)

(1)	Includes stock-based compensation and depreciation and amortization expense as follows:

Stock-based compensation
Cost of revenue, Marketplace	$7	0.0%	$4	0.0%	$13	0.0%	$2	0.0%	$5	0.0%
Sales and marketing	213	0.9%	207	0.9%	355	1.0%	61	0.9%	96	0.9%
General and administrative	177	0.7%	181	0.8%	329	1.0%	49	0.7%	100	0.9%
Technology	53	0.2%	58	0.2%	65	0.2%	15	0.2%	18	0.2%
Depreciation and amortization
Cost of revenue	$73	0.3%	$453	1.9%	$854	2.5%	$195	2.7%	$205	1.8%
Sales and marketing	21	0.1%	37	0.2%	2	0.0%	—	0.0%	1	0.0%
General and administrative	203	0.8%	204	0.9%	255	0.7%	64	0.9%	54	0.5%
Technology	1,162	4.7%	856	3.7%	506	1.5%	164	2.3%	64	0.6%

(In thousands)

Comparison of Three Months Ended March 31, 2009 and 2010

Revenue

	Three Months Ended
	March 31,		2009-2010
	2009	2010	% Change
	(unaudited)

Revenue
Marketplace	$6,504	$11,010	69%
Connecting Neighbors	670	204	−70%

Total revenue	7,174	11,214	56%

Cost of revenue
Marketplace	3,044	6,391	110%
Connecting Neighbors	191	30	−84%

Total cost of revenue	3,235	6,421	98%

Gross profit	$3,939	$4,793	22%

(In thousands)

Total revenue increased $4.0 million, or 56%, from the first quarter of 2009 to the first quarter of 2010. The increase was attributable to a 69% increase in Marketplace revenue from $6.5 million to $11.0 million, partially offset by a 70% decrease in CN revenue from $670,000 to $204,000. During the first quarter of 2010, 66% of the Marketplace revenue increase was a result of growth in our real estate and automotive industry categories. The remaining 34% of the Marketplace revenue increase was primarily attributable to our home improvement industry category, which we launched in the quarter ended June 30, 2009. Growth within our real estate and automotive industry categories was primarily driven by an increase in spending by existing advertisers. In 2008, we determined that the CN service was no longer core to our business, and although we continue to offer the service, we are no longer focused on developing, promoting or selling the service.

Cost of Revenue and Gross Margin

Total cost of revenue increased $3.2 million, or 98%, from the first quarter of 2009 to the first quarter of 2010. Marketplace cost of revenue increased $3.4 million, or 110%, from the first quarter of 2009 to the first quarter of 2010 from $3.0 million to $6.4 million, which was primarily attributable to increased volume of traffic that we acquired in order to meet increased demand from our advertisers, and to a lesser extent, increased payroll expenses and $183,000 of certain license costs associated with prior use of patents. Gross margin decreased from 55% in the first quarter of 2009 to 43% in the first quarter of 2010. Marketplace gross margin decreased 11 percentage points in the first quarter of 2010 as compared to the comparable quarter of 2009, primarily as a result of selling more Enhanced Clicks in the real estate industry category during the first quarter of 2010 than the first quarter of 2009. Gross margin for Enhanced Clicks is typically lower than gross margin for leads. Gross margin in the first quarter of 2010 was also lower due to a higher percentage of revenue from our home improvement industry category, which has a lower gross margin than in the real estate or automotive industry categories, and $183,000 of certain license costs associated with prior use of patents. In general, as we enter into new industry categories, such as home improvement, we experience lower gross margin at launch and expect improvement as the category matures. CN cost of revenue decreased $161,000, or 84%, from the first quarter of 2009 to the first quarter of 2010 from $191,000 to $30,000. The gross margin for CN increased from 71% in the first quarter of 2009 to 85% in first quarter of 2010.

Operating Expenses

	Three Months Ended
	March 31,		2009-2010
	2009	2010	% Change
	(unaudited)

Sales and marketing	$1,563	$2,137	37%
General and administrative	847	717	−15%
Technology	498	430	−14%

Total operating expenses	$2,908	$3,284	13%

(In thousands)

Sales and Marketing Expenses

Sales and marketing expenses increased $574,000, or 37%, from the first quarter of 2009 to the first quarter of 2010. Sales and marketing expenses as a percentage of total revenue decreased from 22% to 19% from the first quarter of 2009 to the first quarter of 2010. The increase in absolute dollars was primarily attributed to increased headcount and compensation costs to support the revenue growth.

General and Administrative Expenses

General and administrative expenses decreased $130,000, or 15%, from the first quarter of 2009 to the first quarter of 2010. General and administrative expenses as a percentage of total revenue decreased from 12% to 6% from the first quarter of 2009 to the first quarter of 2010. The decrease was primarily attributable to reduced bonus compensation accruals partially offset by increased audit expense. General and administrative expenses for the first quarter of 2010 include charitable contributions of $59,000. There were no charitable contributions in the first quarter of 2009.

Technology Expenses

Technology expenses decreased $68,000, or 14%, from the first quarter of 2009 to the first quarter of 2010. Technology expenses as a percentage of total revenue decreased from 7% in the first quarter of 2009 to 4% in the first quarter of 2010 primarily due to decreased depreciation and amortization expense partially offset by increased compensation costs.

Other Income (Expense)

	Three Months Ended
	March 31,		2009-2010
	2009	2010	% Change
	(unaudited)

Interest income	$—	$1
Interest expense	(309)	(154)	−50%
Increase in fair value of warrants	(119)	(329)	176%

	$(428)	$(482)	13%

(In thousands)

Our interest expense is primarily attributable to our long-term borrowing arrangements, including the amortization of non-cash debt discounts, and the short-term utilization of the line of credit provided by our chief executive officer in the first quarter of 2009, which we paid in full in November 2009. The reduced interest expense in the first quarter of 2010 compared to the first quarter of 2009 was due to lower borrowings.

In connection with our borrowing arrangements, we issued warrants to acquire our redeemable convertible preferred stock. Our related-party notes include a beneficial conversion into our redeemable convertible preferred stock. The fair value of the warrants or beneficial conversion feature at the date of issuance is recorded as a debt discount and recognized as additional interest expense over the expected term of the borrowing arrangement. The fair value of each warrant is recorded as a liability at the date of issuance and is adjusted to fair value at each balance sheet date with the change in fair value being recorded as a component of other income (expense). The (increase) decrease in fair value of warrants reflects the periodic changes in the fair value of the outstanding warrants using the Black-Scholes valuation model and is primarily affected by changes in the value of our company.

Provision for Income Taxes

	Three Months Ended
	March 31,
	2009	2010
	(unaudited)

Provision for taxes	$62	$8
Effective tax rate	10%	1%

(In thousands)

Due to our history of losses, we cannot be assured of future realization of the benefit of NOL carryforwards and other deferred tax assets. As a result, we recognize amounts currently payable for federal and state income taxes in our provision for income taxes. Our 2009 provision for income taxes is primarily attributable to state income taxes.

Comparison of Years Ended December 31, 2007, 2008 and 2009

Revenue

	Years Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change

Revenue
Marketplace	$18,659	$18,646	$32,569	0%	75%
Connecting Neighbors	6,081	4,687	1,726	−23%	−63%

Total revenue	24,740	23,333	34,295	−6%	47%
Cost of revenue
Marketplace	11,571	9,959	16,333	−14%	64%
Connecting Neighbors	1,590	1,365	502	−14%	−63%

Total cost of revenue	13,161	11,324	16,835	−14%	49%

Gross profit	$11,579	$12,009	$17,460	4%	45%

(In thousands)

Total revenue increased $11.0 million, or 47%, from 2008 to 2009. The increase was attributable to a 75% increase in Marketplace revenue from $18.6 million to $32.6 million, partially offset by a 63% decrease in CN revenue from $4.7 million to $1.7 million. During 2009, Marketplace revenue grew primarily as a result of the launch of our new Marketplace platform in the quarter ended December 31, 2008 and related growth in our automotive and real estate industry categories. Marketplace revenue also grew, to a lesser degree, as a result of the launch of our home improvement category in the quarter ended June 30, 2009. Revenue grew primarily from the increase in volume of Enhanced clicks and leads that we sold. Growth within each of our industry categories was primarily driven by greater spending by existing advertisers and to a lesser extent an increase in the number of our advertisers. In 2008, we determined that the CN service was no longer core to our business, and although we continued to offer the service, we are no longer focused on developing, promoting or selling the service.

Total revenue decreased $1.4 million, or 6%, from 2007 to 2008. The decrease was primarily attributable to a 23% decrease in CN revenue from $6.1 million to $4.7 million. Marketplace revenue was relatively unchanged at $18.6 million in 2008 and $18.7 million in 2007. During 2008, revenue related to our real estate industry category decreased as the real estate industry was adversely impacted by general economic conditions. This decrease was offset by revenue related to our automotive industry category where we were able to gain additional advertisers and attract additional spending from our existing advertisers within that industry category.

Cost of Revenue and Gross Margin

Total cost of revenue increased $5.5 million, or 49%, from 2008 to 2009. Marketplace cost of revenue increased $6.4 million, or 64%, from 2008 to 2009 from $10.0 million to $16.3 million. The increase was primarily attributable to increased spending on traffic acquisition necessary to generate our increased Marketplace revenue and, to a lesser extent, increased payroll expenses. Our traffic acquisition costs increased primarily as a result of the increased volume of traffic that we acquired. Gross margin remained unchanged at 51% from 2008 to 2009 notwithstanding reduced, higher margin, CN revenue. Marketplace gross margin increased in 2009 as a result of the launch of the new marketplace in the fourth quarter of 2008 which enabled us to sell previously unsold traffic as Enhanced Clicks. To the extent that we are able to continue to grow our revenue and increase the number of industry categories that we serve, we expect that the additional liquidity in our auction marketplace will enable us to continue to increase our ability to monetize traffic that previously was unsold. The 2009 gross margin percentage gains were partially offset by increased costs associated with the launch of our new home improvement category in the second quarter of 2009. CN cost of revenue decreased $863,000, or 63%, from 2008 to 2009 from $1.4 million to $502,000.

Total cost of revenue decreased $1.8 million, or 14%, from 2007 to 2008. Marketplace cost of revenue decreased $1.6 million, or 14%, from 2007 to 2008 from $11.6 million to $10.0 million. Gross margin increased from 47% to 52% from 2007 to 2008. The increase in gross margin was primarily attributable to improvements in our traffic acquisition strategies. CN cost of revenue decreased 14%, from 2007 to 2008 from $1.6 million to $1.4 million.

Operating Expenses

	Years Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change

Sales and marketing	$9,309	$7,461	$6,687	−20%	−10%
General and administrative	2,936	2,583	3,864	−12%	50%
Technology	4,539	2,651	2,034	−42%	−23%
Goodwill impairment	—	1,793	—		−100%

Total operating expenses	$16,784	$14,488	$12,585	−14%	−13%

(In thousands)

Sales and Marketing Expenses

Sales and marketing expenses decreased $774,000, or 10%, from 2008 to 2009. Sales and marketing expenses as a percentage of total revenue decreased from 32% to 19% from 2008 to 2009. The decrease in absolute dollars and as a percentage of total revenue was primarily attributable to our decision to leverage our technology platform and focus more on locally-targeted national advertisers and less on direct sales to local business advertisers and our CN service. During the quarter ended December 31, 2008, we changed our compensation plan for our telesales staff to reflect lower levels of base compensation and higher opportunities for performance-based compensation, which also reduced our sales and marketing expenses for 2009.

Sales and marketing expenses decreased $1.8 million, or 20%, from 2007 to 2008. Sales and marketing expenses as a percentage of total revenue decreased from 38% to 32% from 2007 to 2008. The decrease was attributable to reduced costs associated with our CN service following our determination that it was no longer a core service as well as lower payroll expenses due to reduced sales and marketing headcount.

General and Administrative Expenses

General and administrative expenses increased $1.3 million, or 50%, from 2008 to 2009. General and administrative expenses remained relatively flat as a percentage of total revenue in 2008 and 2009. The increase in absolute dollars was attributable to bonus compensation related to our financial performance. General and administrative expenses for 2009 included charitable contributions of approximately $80,000.

General and administrative expenses decreased $353,000, or 12%, from 2007 to 2008. General and administrative expenses as a percentage of total revenue decreased from 12% in 2007 to 11% in 2008. The decrease in absolute dollars and as a percentage of total revenue was primarily attributable to lower payroll expenses due to reduced general and administrative headcount.

Technology Expenses

Technology expenses decreased $617,000, or 23%, from 2008 to 2009. Technology expenses as a percentage of total revenue decreased from 11% in 2008 to 6% in 2009. Technology expenses grew marginally on an absolute basis because a greater proportion of our technology development payroll costs were attributable to our revenue generating platform and as a result, were capitalized. Technology expenses decreased $1.9 million, or 42%, from 2007 to 2008. Technology expenses as a percentage of total revenue decreased from 18% in 2007 to 11% in 2008. The decrease was primarily attributable to lower payroll expenses as a result of reduced technology headcount and a reduction in our use of outside contractor services.

Goodwill Impairment

During the third quarter of 2008 we determined that our CN reporting unit was no longer core to our offering and no further investment in developing and promoting the service continued. As a result, we reviewed the carrying value of our goodwill for potential impairment, and determined it exceeded its estimated fair value, thus indicating a potential impairment of recorded goodwill. We utilized the income approach to assess fair value of the reporting unit. The income approach provides an estimate of fair value based on discounted expected future cash flows. Estimates and assumptions with respect to the determination of the fair value of the CN reporting unit using the income approach include our operating forecasts, revenue growth rates, and risk-commensurate discount rates and costs of capital. Our estimates of revenue and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine long-range planning process.

After conducting the second step of the impairment test prescribed by ASC 350, we determined that goodwill relating to the CN reporting unit was fully impaired and recorded an impairment charge of $1.8 million. The estimated fair value of the CN reporting unit was adversely affected by a significant decline in its revenue and operating results in 2008 and which were projected to continue into future periods.

Other Income (Expense)

	Years Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change

Interest income	$98	$2	$2	−98%	0%
Interest expense	(1,194)	(998)	(1,195)	−16%	20%
(Increase) decrease in fair value of warrants	249	230	(873)	−8%	−480%

	$(847)	$(766)	$(2,066)	−10%	170%

(In thousands)

Our interest expense is primarily attributable to our long-term borrowing arrangements, including the amortization of non-cash debt discounts, and the short-term utilization of the line of credit provided by our chief executive officer, which we paid in full in November 2009. The period over period fluctuation in interest expense was primarily due to non-cash interest expense relating to the fair value of warrants and beneficial conversion features associated with our various borrowing arrangements.

In connection with our significant borrowing arrangements, we issued warrants to acquire our redeemable convertible preferred stock. Our related-party notes include a beneficial conversion into our redeemable convertible preferred stock. The fair value of the warrants or beneficial conversion feature at the date of issuance is recorded as a debt discount and recognized as additional interest expense over the expected term of the borrowing arrangement. The fair value of each warrant is recorded as a liability at the date of issuance and is adjusted to fair value at each balance sheet date with the change in fair value being recorded as a component of other income (expense). The (increase) decrease in fair value of warrants reflects the periodic changes in the fair value of the outstanding warrants using the Black-Scholes valuation model and is primarily affected by changes in the value of our company.

Provision for Income Taxes

	Years Ended December 31,
	2007	2008	2009

Provision for taxes	$—	$—	$293
Effective tax rate	0%	0%	10%

(In thousands)

Due to our history of losses, we cannot be assured of future realization of the benefit of NOL carryforwards and other deferred tax assets. As a result, we recognize amounts currently payable for federal and state income taxes in our provision for income taxes. In 2009, we had taxable income, and although we have significant federal and state NOL and tax credit carryforwards, there are limitations on the extent to which we can use them to reduce our income tax liability. As a result, our 2009 provision for income taxes is primarily attributable to state income taxes not reduced by tax credits and federal alternative minimum tax.

Because we incurred net losses in 2007 and 2008, we did not have to pay federal or state income taxes in either of these years.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters in 2008, 2009 and 2010. We have prepared the statements of operations data for each of these quarters on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, this data includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of operating results to be expected for any future period.

	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010

Revenue
Marketplace	$4,520	$4,424	$4,921	$4,781	$6,504	$7,451	$8,813	$9,801	$11,010
Connecting Neighbors	1,337	1,259	1,158	933	670	461	331	264	204

Total revenue	5,857	5,683	6,079	5,714	7,174	7,912	9,144	10,065	11,214

Cost of revenue
Marketplace	2,323	2,348	2,512	2,776	3,044	3,546	4,480	5,263	6,391
Connecting Neighbors	362	383	339	281	191	159	97	55	30

Total cost of revenue	2,685	2,731	2,851	3,057	3,235	3,705	4,577	5,318	6,421

Gross profit	3,172	2,952	3,228	2,657	3,939	4,207	4,567	4,747	4,793
Operating expenses:
Sales and marketing	2,098	1,944	1,680	1,739	1,563	1,590	1,768	1,766	2,137
General and administrative	461	646	672	804	847	858	1,205	954	717
Technology	734	680	659	578	498	538	507	491	430
Goodwill impairment	—	—	1,793	—	—	—	—	—	—

Operating income (loss)	(121)	(318)	(1,576)	(464)	1,031	1,221	1,087	1,536	1,509

Other income (expense)
Interest income	2	—	—	—	—	—	—	2	1
Interest expense	(220)	(198)	(289)	(291)	(309)	(310)	(364)	(212)	(154)
(Increase) decrease in fair value of warrants	77	57	56	40	(119)	(145)	(318)	(291)	(329)

Total other expense	(141)	(141)	(233)	(251)	(428)	(455)	(682)	(501)	(482)

Income (loss) before income taxes	(262)	(459)	(1,809)	(715)	603	766	405	1,035	1,027
Provision for income taxes	—	—	—	—	62	80	42	109	8

Net income (loss)	$(262)	$(459)	$(1,809)	$(715)	$541	$686	$363	$926	$1,019

Other Data:
Adjusted EBITDA	$311	$191	$745	$84	$1,581	$1,828	$1,836	$2,104	$2,294

(In thousands)

Quarterly Trends

Our revenue remained relatively flat on a quarterly basis throughout 2008 as we focused on building our marketplace technology platform and then began to grow on a quarterly basis throughout 2009 and the first quarter of 2010 following the launch of our marketplace. Our growth in revenue was primarily driven by the growth of our marketplace, offset in part by declines in our revenue from our CN service.

Our cost of revenue also remained relatively flat on a quarterly basis throughout 2008 before beginning to increase on a quarterly basis throughout 2009 and the first quarter of 2010 as our revenue increased. Gross margin for the quarter ended December 31, 2008 was adversely impacted by the then current economic conditions and depressed spending. Our gross margin for the quarters ended December 31, 2009 and March 31, 2010 was adversely impacted by increased sales of Enhanced Clicks, which typically have a lower gross margin than leads, and the lower margin associated with the launch of our home improvement category.

Sales and marketing expenses declined over the six quarters ended June 30, 2009 as we changed our strategy to focus on our technology platform and auction marketplace. As part of this change in focus, we increased our emphasis on sales to locally-targeted national advertisers. Sales and marketing expenses increased in the quarter ended September 30, 2009 and in the quarter ended March 31, 2010 as we increased our sales and marketing headcount to support our growth.

General and administrative expenses generally increased over the seven quarters ended September 30, 2009. General and administrative expenses increased in 2009 due to higher levels of bonus compensation payable as a result of our financial performance. General and administrative expenses declined slightly in the quarter ended December 31, 2009 due to audit related costs incurred in the quarter ended September 30, 2009 that did not recur in the following quarter. General and administrative expenses decreased in the quarter ended March 31, 2010 due to lower levels of bonus compensation accruals.

Technology expenses remained relatively flat over the three quarters ended September 30, 2008 before declining slightly in the quarters ended December 31, 2008 and March 31, 2009. These declines were due to the fact that we capitalized a greater proportion of our technology costs being directed to and capitalized as website development costs in these quarters following the launch of our marketplace and as we continued to develop new functionality and enter into new industry categories. Technology expenses remained relatively flat over the three quarters ended December 31, 2009 and decreased in the quarter ended March 31, 2010, primarily due to decreased depreciation and amortization expense.

In connection with our interim impairment test at September 30, 2008, we determined that goodwill was fully impaired.

Adjusted EBITDA

See Note 4 to “Summary Consolidated Financial Data” beginning on page 8 for an explanation of why we use Adjusted EBITDA.

The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010

Reconciliation of Adjusted EBITDA to net income (loss)
Net income (loss)	$(262)	$(459)	$(1,809)	$(715)	$541	$686	$363	$926	$1,019
Other expense	141	141	233	251	428	455	682	501	482
Provision for taxes	—	—	—	—	62	80	42	109	8
Depreciation and amortization	325	395	412	418	423	441	396	357	324
Stock-based compensation expense	107	114	116	113	127	166	320	149	219
Impairment of goodwill	—	—	1,793	—	—	—	—	—	—
Loss on disposal and abandonment of assets	—	—	—	17	—	—	—	11	—
Charitable contributions	—	—	—	—	—	—	33	51	59
License costs	—	—	—	—	—	—	—	—	183

Adjusted EBITDA	$311	$191	$745	$84	$1,581	$1,828	$1,836	$2,104	$2,294

(In thousands)

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily with private sales of redeemable convertible preferred stock, funds generated from operations and loan proceeds from banks and our investors. Our cash and cash equivalents were $1.3 million, $25,000, $1.3 million and $1.7 million as of December 31, 2007, 2008 and 2009 and March 31, 2010, respectively.

In summary, our cash flows were as follows (in thousands):

				Three Months Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Net cash provided by (used in) operating activities	$(5,096)	$276	$4,722	$309	$1,440
Net cash used in investing activities	$(822)	$(1,040)	$(1,076)	$(191)	$(339)
Net cash provided by (used in) financing activities	$5,084	$(540)	$(2,338)	$(37)	$(771)

Net cash provided by operating activities in the three months ended March 31, 2010 was $1.4 million and consisted of net income of $1.0 million and adjustments for non-cash items that provided $1.3 million, reduced by cash used by working capital and other activities of $871,000 million. Adjustments for non-cash items primarily consisted of $324,000 of depreciation and amortization expense on property and equipment and intangible assets, $358,000 of provision for doubtful accounts, $329,000 increase in value of warrants and $219,000 of stock-based compensation expense. Changes in working capital and other activities primarily consisted of an increase of $1.1 million in accounts receivable attributable to increased Marketplace revenue.

Net cash provided by operating activities in the three months ended March 31, 2009 was $309,000 and consisted of net income of $541,000 and adjustments for non-cash items that provided $1.0 million, reduced by cash used by working capital and other activities of $1.2 million. Adjustments for non-cash items primarily consisted of $423,000 of depreciation and amortization expense on property and equipment and intangible assets, $263,000 of provision for doubtful accounts, $119,000 increase in value of warrants and $127,000 of stock-based compensation expense. Changes in working capital and other activities primarily consisted of an increase of $1.1 million in accounts receivable and a $506,000 decrease in accounts payable, partially offset by a $413,000 increase in accrued compensation and benefits. The increase in accounts receivables was attributable to increased Marketplace revenue. The increase in accrued compensation and benefits was primarily attributed to bonuses payable as a result of our 2009 financial performance.

Net cash provided by operating activities in the year ended December 31, 2009 was $4.7 million and consisted of net income of $2.5 million and adjustments for non-cash items that provided $4.9 million, reduced by cash used by working capital and other activities of $2.7 million. Adjustments for non-cash items primarily consisted of $1.6 million of depreciation and amortization expense on property and equipment and intangible assets, $1.2 million of provision for doubtful accounts, $873,000 increase in value of warrants and $762,000 of stock-based compensation expense. Changes in working capital and other activities primarily consisted of an increase of $3.1 million in accounts receivable and a decrease of $760,000 in deferred revenue and other noncurrent liabilities, partially offset by a $995,000 increase in accrued compensation and benefits. The increase in accounts receivable was due to increased Marketplace revenue while the decrease in deferred revenue and other noncurrent liabilities was primarily attributable to decreased Connecting Neighbors revenue, which was the primary source of deferred revenue. The $995,000 increase in accrued compensation and benefits primarily resulted from higher levels of bonus compensation payable as a result of our financial performance.

Net cash provided by operating activities in the year ended December 31, 2008 was $276,000 and consisted of a net loss of $3.2 million and adjustments for non-cash items that provided $5.0 million, reduced by cash used by working capital and other activities of $1.5 million. Adjustments for non-cash items primarily consisted of an impairment of goodwill of $1.8 million, $1.6 million of depreciation and amortization expense on property and equipment and intangible assets, $1.3 million of provision for doubtful accounts and $450,000 of stock-based compensation expense, partially offset by a $230,000 decrease in value of warrants. Changes in working capital and other activities primarily consisted of an increase of $1.6 million in accounts receivable and a decrease of $1.1 million in deferred revenue, partially offset by $420,000 increase in accounts payable. The increase in accounts receivable was due to delayed collection as a result of the economic recession while the decrease in deferred revenue was attributable to decreased Connecting Neighbors revenue, which was the primary source of deferred revenue. The $420,000 increase in accounts payable was due to the timing of vendor payments.

Net cash used in operating activities in the year ended December 31, 2007 was $5.1 million and consisted of a net loss of $6.1 million and adjustments for non-cash items that provided $3.3 million, reduced by cash used by working capital and other activities of $2.4 million. Adjustments for non-cash items primarily consisted of $1.5 million of depreciation and amortization expense on property and equipment and intangible assets, $964,000 of provision for doubtful accounts and $450,000 of stock-based compensation. Changes in working capital and other activities primarily consisted of a decrease in accounts payable of $1.6 million and an increase of $765,000 in accounts receivable. The decrease in accounts payable was attributable to the payment of vendors following the receipt of funds from the issuance of preferred stock. The increase in accounts receivable was due to increases in sales to customers that we invoiced and decreases in sales to customers that paid with credit cards.

Cash used in investing activities in the three months ended March 31, 2010 of $339,000 was attributable to capital expenditures. Capital expenditures consisted of $218,000 of capitalized website and internal-use software development and $121,000 of equipment.

Cash used in investing activities in the three months ended March 31, 2009 of $191,000 was attributable to capitalized website and internal-use software development. In addition, during the three months ended March 31, 2009, we acquired $44,000 of equipment that was financed with capital leases.

Cash used in investing activities in the year ended December 31, 2009 of $1.1 million was attributable to capital expenditures. Capital expenditures consisted of $882,000 of capitalized website and internal-use software development and $194,000 of equipment. In addition, during the year ended December 31, 2009, we acquired $105,000 of equipment that was financed with capital leases.

Cash used in investing activities in the year ended December 31, 2008 of $1.0 million primarily was attributable to capital expenditures for website and internal-use software development.

Cash used in investing activities in the year ended December 31, 2007 of $822,000 primarily was attributable to capital expenditures. Capital expenditures consisted of $789,000 of capitalized website and internal-use software development and $133,000 of equipment.

We intend to continue to make investments in our website and support systems in 2010 and thereafter, as we continue to enter into new industry categories and further develop functionality. Upon the completion of our initial public offering, we intend to use approximately $2.0 million to fund capital expenditures, including a redundant technology facility. We do not anticipate entering into any commitments for such expenditures until after the completion of the offering.

Cash used in financing activities in the three months ended March 31, 2010 of $771,000 primarily consisted of scheduled notes payable and capital lease payments and payment of expenses associated with our proposed initial public offering.

Cash used in financing activities in the three months ended March 31, 2009 of $37,000 primarily consisted of notes payable and capital lease payments, partially offset by net cash of $33,000 provided by borrowings on the personal lines of a related party. We used the personal lines to finance short-term liquidity requirements whereby, during the quarter, we borrowed $1.1 million and repaid $1.0 million. The maximum balance outstanding at any one time was $323,000 during the three months ended March 31, 2009.

Cash used in financing activities in the year ended December 31, 2009 of $2.3 million primarily consisted of scheduled notes payable and capital lease payments. In addition, we used net cash of $252,000 to repay borrowings on the personal lines of a related party. We used the personal lines to finance short-term liquidity requirements whereby, during the year, we borrowed $3.9 million and repaid $4.2 million. The maximum balance outstanding at any one time was $396,000 during 2009.

Cash used in financing activities in the year ended December 31, 2008 of $540,000 consisted of scheduled notes payable and capital lease payments of $1.9 million, partially offset by net proceeds of $1.1 million from the issuance of notes payable to related parties and net borrowing of $314,000 on the personal lines of a related party. We used the personal lines to finance short-term liquidity requirements whereby, during the year, we borrowed $2.0 million and repaid $1.7 million. The maximum balance outstanding at any one time was $284,000 during 2008.

Cash provided by financing activities in the year ended December 31, 2007 of $5.1 million consisted of net proceeds from the issuance of preferred stock of $6.2 million offset by the scheduled payments and refinancing of notes payable totaling $1.1 million.

In May 2010, we entered into a Loan and Security Agreement, or the 2010 Loan Agreement, which provides for a $5 million, 36-month term loan to be used for general corporate purposes, and a $10 million, 42-month term loan to be used for acquisitions. Borrowings under the 2010 Loan Agreement are collateralized by our assets and interest is payable monthly at the higher of 9.75% or the prime rate plus 6.5% per annum, but in no case to exceed a total of 15.5% per annum. Concurrent with the closing of the credit facility, we borrowed $4.0 million under the agreement. In June 2010, we used a portion of those borrowings to repay the outstanding balance of $698,000 under our prior loan agreement and the outstanding notes payable to related parties obligation in the amount of $1.3 million, an amount equal to the original principal plus a premium of one and one-half times the original principal of the notes, in exchange for a full release of all of our obligations under the notes. The premium of $776,000 will be a second quarter of 2010 expense.

We believe that our cash and cash equivalents, funds available under our loan agreement and funds generated from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months, including funding expansion into new industry categories and geographic regions, with respect to both of which we currently have no fixed plans or commitments. If additional funds are required, financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. We cannot assure you that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations

The following table summarizes our contractual obligations, including interest, at December 31, 2009:

		Less Than	1 to 3	3 to 5	More Than
	Total	1 Year	Years	Years	5 Years

Notes payable to related parties	$584	$137	$447	$—	$—
2007 loan security agreement	1,599	1,599	—	—	—
Equipment lines of credit	183	183	—	—	—
Capital leases	112	36	66	10	—
Office facility leases	2,845	1,281	1,564	—	—

Total	$5,323	$3,236	$2,077	$10	$—

(In thousands)

As of December 31, 2009, we had approximately $94,000 of tax liabilities, including interest and penalties, related to uncertain tax positions. Due to the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the years in which future cash outflows may occur other than the amount included in the table above.

Guarantees

We have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements.

In the ordinary course of our business, we enter into agreements with our advertisers which include indemnification provisions. Pursuant to these provisions, we sometimes indemnify our clients for losses suffered or incurred in connection with certain third-party claims that our product infringed any United States patent, copyright or other intellectual property rights.

The potential amount of future payments to defend lawsuits or settle indemnified claims under these indemnification provisions may be unlimited; however, we believe the estimated fair value of these indemnity provisions is minimal, and accordingly, we have not recorded any liabilities for these agreements.

Recent Accounting Pronouncements

In December 2007, the FASB issued Topic 805 — Business Combinations (SFAS No. 141 (Revised 2007), Business Combinations), or Topic 805 — Business Combinations, which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. Topic 805 — Business Combinations also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted Topic 805 — Business Combinations for the fiscal year beginning January 1, 2009. The adoption of Topic 805 — Business Combinations did not have a material impact on our consolidated financial position or results of operations at the time of adoption.

In February 2008, the FASB issued an accounting standard update that delayed the effective date for the accounting for fair value measurements for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. These include goodwill and other non-amortizable intangible assets. We adopted this accounting standard update effective January 1, 2009. The adoption of this update to non-financial assets and liabilities, as codified in ASC 820-10, did not have any impact on our consolidated financial statements.

Effective April 1, 2009, we adopted three accounting standard updates which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first update, as codified in ASC 820-10-65, provides additional guidelines for estimating fair value in accordance with fair value accounting. The second accounting update, as codified in ASC 320-10-65, changes accounting requirements for other-than-temporary-impairment for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it is more likely than not that it will be required to sell the security before the recovery of its amortized cost basis. The third accounting update, as codified in ASC 825-10-65, increases the frequency of fair value disclosures. These updates were effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have a material impact on our consolidated financial statements.

In June 2009, we adopted the new FASB authoritative guidance for subsequent events. This new guidance is intended to establish general standards for the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new guidance became effective for interim or annual financial periods ending after June 15, 2009. The adoption of this new guidance did not impact our consolidated results of operations or financial position.

In June 2009, the FASB issued the FASB Accounting Standards Codification, or the Codification, the authoritative guidance for accounting principles under GAAP. The Codification is now the single official source of authoritative GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, and related literature. The Codification does not change GAAP. We adopted the Codification in the fiscal year ended December 31, 2009. The adoption of the Codification did not have any substantive impact on our consolidated financial statements or related footnotes.

Foreign Currency Exchange Risk

We currently only do business in the United States and are not currently subject to any foreign currency risks.

Business

Business Overview

We operate a proprietary auction marketplace that facilitates online locally-targeted marketing. We serve national and local advertisers that are seeking customer prospects that have an interest in specific products or services offered by the advertiser in specific locations. Through our marketplace, these locally-targeted advertisers are offered “Enhanced Clicks,” which represent customer prospects that have provided information regarding the product or service that they are interested in purchasing as well as information regarding the specific location they wish to purchase the product or service and are delivered to the advertiser’s website. We also offer the same advertisers “leads” which provide contact information for the customer prospect in addition to the information contained in an Enhanced Click.

We develop Enhanced Clicks and leads by acquiring customer prospects from many different online traffic sources and categorizing those customer prospects based on the product or service of interest and location at which the customer prospect desires to purchase the product or receive the service. We enable locally-targeted advertisers to obtain customer prospects in the form of these Enhanced Clicks or leads without having to develop and maintain costly systems that are otherwise required to acquire highly targeted consumer traffic from many different sources. Because our marketplace operates as an auction system, advertisers are able to optimize their marketing efforts and manage their cost-per-transaction and ultimately their desired margins. Our technology allows us to offer our services for any industry. We currently serve advertisers primarily in the automotive, home improvement, insurance and real estate industries.

In the quarter ended March 31, 2010, we generated over 6.6 million Enhanced Clicks and over 750,000 leads and served over 7,000 advertisers. In the year ended December 31, 2009, we generated $34.3 million in revenue, $2.5 million of net income, $4.9 million of operating income and $7.3 million of Adjusted EBITDA, compared to $23.3 million in revenue, $3.2 million of net loss, $2.5 million of operating loss and $1.3 million of Adjusted EBITDA in the year ended December 31, 2008, which represents growth in revenue of 47%, and growth of Adjusted EBITDA of 452%, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a discussion of how we calculate Adjusted EBITDA, see footnote 4 to our “Summary Consolidated Financial Data.”

Industry Overview

Businesses spent approximately $93.5 billion in 2009 on advertising and marketing related services to influence and acquire locally-targeted customers according to Borrell Associates, Inc. A significant portion of this amount is from national advertisers that sell their products or services locally, such as automobile companies that sell through local dealerships. In addition, locally operated businesses, such as home improvement contractors, place their own advertisements for local customer prospects. Traditionally, these advertisers have used offline media formats including the Yellow Pages, newspapers, direct mail, radio stations and local television to reach their target audience. As consumers have shifted their media consumption to the Internet, locally-targeted advertisers have begun to slowly shift their marketing budgets online as well. According to a July 2009 Forrester Research, Inc. report titled Consumer Behavior Online: A 2009 Deep Dive, 33% of weekly media consumption by Americans was via the Internet, yet only 17% of the $218 billion in annual advertising in 2009 was spent online according to Borrell Associates, Inc.

Online locally-targeted advertisers use a variety of techniques to attract customer prospects. In addition to the placement of direct ads, such as display ads, a substantial portion of online advertising expenditures relate to search engine marketing, or SEM. SEM is the practice of purchasing key words from search engines to receive more clicks to a website. Display advertising and SEM are designed to result in customer prospects clicking on a link and being directed to the advertiser’s website. By their nature, clicks do not include any information confirming the specific product or service and locality of the customer prospect nor any information that would allow the advertiser to directly follow up with the customer prospect. As an alternative to seeking traffic only, many online advertisers also seek leads. Leads contain specific information about a customer prospect such as the customer prospect’s name, email address, telephone number, specific product or service that the customer prospect is interested in and the location of the customer prospect. Online locally-targeted advertisers ultimately balance the likelihood that a specific action will result in an actual customer against the cost in determining their advertising strategy.

We believe that the primary reasons for the slow transition of locally-targeted advertisers from offline to online advertising has been a lack of an efficient and effective way for locally-targeted advertisers to obtain targeted customer prospects. This challenge has been particularly acute for a number of reasons, including:

•	Need for significant expertise and infrastructure: Advertising efficiently and in a scalable manner on major search engines and ad networks requires significant investments in hiring experts and infrastructure. This complexity makes it difficult for many businesses to engage in a meaningful way in online marketing.

•	Wasted advertising dollars: Although many online advertising programs can be targeted to a greater degree toward identifying the desired consumer prospects than offline advertising opportunities, there is still a significant portion of the online marketing efforts that results is wasted and unwanted traffic. This is particularly true for locally-targeted advertisers due to the need for geographic proximity of the customer prospects to the service provider. In recent years a number of techniques have been developed to reduce the amount of wasted ad dollars spent by advertisers. These techniques, which include behavioral, contextual, demographic and Internet Protocol-based, or IP-based, geographic targeting, attempt to glean each online users near-term commerce intent and geographic location. Unfortunately these techniques still have a high level of imprecision resulting in a significant portion of traffic from online ad campaigns that is not actionable by the advertiser and as a result increases the overall cost.

•	Inability to acquire customer prospects with actionable information: Most major search engines and ad networks offer their marketing opportunities primarily on a cost-per-click or cost-per-impression basis. This approach makes it more expensive for locally-targeted advertisers to acquire traffic and convert it into actionable customer prospects.

•	Inefficient lead generation: Faced with the inefficiencies of direct online advertising, locally-targeted advertisers often utilize lead generation companies in order to gain access to online customer prospects. Lead generation traditionally has lacked controls over quality, volume and price. Advertisers generally must place bulk advance purchases for large quantities of leads and have limited ability to define the volume of leads that they will receive. The majority of lead generation companies provide limited visibility to the propensity of a customer prospect to transact and offer limited ability to the advertisers to segment their advertising investment into different marketing campaigns and bid in an auction format for these customer prospects based on their desired cost per transaction. We believe that the lack of access to these controls that have become expected in other forms of online marketing offered by major search engines and ad networks has made lead generation less attractive.

We also believe that there are issues particularly relevant to national advertisers that sell locally that have hindered their adoption of Internet advertising and lead generation, including:

•	Inability to aggregate high-quality customer prospects across multiple sources: It is costly, time-consuming and a significant technical challenge for national advertisers to aggregate locally-targeted customer prospects from multiple sources and direct them to local affiliates in multiple locales, particularly on a real-time basis.

•	Lack of confirmed product or service interest and location preferences: Major search engines and ad networks employ behavioral targeting, contextual targeting, demographic targeting and IP-based geographic targeting as proxies to determine the intent and the location of consumers. While all of these steps improve the chances that the advertiser will be more likely to get exposed to its target audience, these methodologies require significant investment in infrastructure and expertise and still result in significant unwanted traffic and wasted ad dollars.

The Reply.com Solution

We have built a technology platform that is designed to address the needs of locally-targeted advertisers of all sizes and levels of sophistication. Major benefits of our solution include the following:

•	Our technology platform enables us to categorize customer prospects based on specific user-provided information. We do this by directing the traffic that we acquire to a filter page that has been customized to request more specific, but not personally identifiable, information from the customer prospect, including information regarding the specific product or service that the customer prospect is seeking and the relevant geographic location. Our marketplace allows advertisers to control the specific characteristics of the customer prospects they seek to acquire and determine the optimal price, quality and volume in designing their advertising campaigns. Our Exchange service allows advertisers to resell unwanted traffic they may acquire from other sources which would otherwise be wasted advertising spending.

•	We have designed our technology platform to meet the needs of both large national advertisers interested in locally-targeted traffic as well as other locally-targeted advertisers. National advertisers interested in locally-targeted traffic can use our marketplace to gain access to their desired customer prospects while maintaining their desired cost per transaction without needing to build expensive infrastructure or hire costly professionals. Other locally-targeted advertisers can easily set up accounts and define marketing campaigns with our easy to use Click Marketplace, or CMP, and Lead Marketplace, or LMP. All advertisers bid their desired price for their target customer prospects which allows them to generate transactions at prices that do not exceed an acceptable cost per transaction.

•	Our technology platform allows us to acquire traffic from multiple sources based upon the cost and quality of the traffic and the needs of the advertisers in our auction marketplace. As a result, by placing orders with us, our advertisers gain access to customer prospects from many different sources of traffic in one marketplace.

•	We have designed our technology platform to allow us to enter into new industry categories without having to make significant technology investments. This allows us to offer our marketing solutions for a growing number of locally-targeted categories.

An additional benefit that is highly relevant to national advertisers that sell locally is:

•	Ability to access high value customer prospects across multiple sources in different geographies: Our marketplace aggregates customer prospects from many sources with information regarding the product or service and relevant location preference. Locally-targeted national advertisers, as well as local advertisers, often seek different kinds of customer prospects for different markets due to time of the month, seasonality, supply management, competitive issues and other factors. With our marketplace, these advertisers can conveniently use our marketplace to bid for only the traffic they seek and to distribute these customer prospects to the appropriate local affiliates.

Our Strategy

Our goal is to be the leader in locally-targeted online marketing solutions. Key elements to our strategy for achieving this goal include the following:

•	Continue to grow existing categories. We intend to continue developing the industry categories we currently serve by adding new advertisers and growing our business with existing advertisers within those industry categories.

•	Launch additional categories. We have designed our technology platform to address any industry category and we intend to continue to expand into new categories.

•	Expand channel partnerships. We intend to expand the number of partnerships we have with advertising agencies and media groups. We intend to work with other businesses that address the locally-targeted advertising market and provide our Reply! Marketplace using our channel partners’ brands to complement their offline and other online activities.

•	Expand our Exchange Service. We intend to continue to improve and expand our Exchange service to provide greater opportunities to our advertisers to sell unwanted traffic acquired from other sources.

•	Expand internationally. We have designed our platform to allow us to expand into other geographic markets globally. We intend to leverage key national account advertiser relationships with global brands to penetrate new geographic markets.

•	Pursue acquisitions. We intend to evaluate strategic acquisitions to enable us to increase our geographic presence, expand our advertiser relationships, expand into additional industry categories and further enhance our marketplace.

Our Services

Reply! Marketplace – Advertisers

Our Reply! Marketplace serves advertisers seeking locally-targeted, category-specific customer prospects using the following steps:

Aggregation. We aggregate large volumes of Internet traffic from multiple online sources such as search engines, display advertising, email, our proprietary Exchange and other sources. We refer to the traffic we acquire as customer prospects, as this traffic generally represents individuals who by clicking on a search engine result or display ad or visiting one of our websites have provided an indication of interest in a product or service from one of our industry categories.

Enhancement. We enhance these customer prospects and improve their value by determining the product or service that the customer prospect is seeking as well as their geographic preferences. We do this by directing the traffic that we acquire to a filter page that has been customized to request more specific, but not personally identifiable, information from the customer prospect, including information regarding the specific product or service that the customer prospect is seeking and the relevant geographic location. For example, in the case of our automotive category, the filter page may seek information regarding the brand and model of the automobile sought and the zip code of the city where the customer wants to purchase the automobile.

Categorization. We categorize our enhanced customer prospects based on the product or service and geographic preferences, thereby simplifying the acquisition of local customers. Given the level of information that we are able to obtain, we are able to categorize customer prospects based upon the actual and specific expressed intent of the customer prospect and their location.

Standardization. We standardize the buying process by allowing advertisers to bid for customer prospects based upon the specific characteristics of the customer prospects that they are seeking. Advertisers can establish any number of campaigns with different levels of specificity and bid prices. For example, a home improvement professional may be prepared to pay one price for a customer prospect seeking window replacement and a higher price for a customer seeking window repair and may want the ability to further differentiate its bids based on the geography communicated by the customer prospect. Advertisers can measure the effectiveness of each campaign and adjust their bidding strategy accordingly so they can manage their cost per transaction.

Quality Measurement. In addition to obtaining more detailed information regarding the specific interest and location of customer prospects, we use our proprietary algorithms to provide scoring and validation of customer-supplied information. In the case of Enhanced Clicks, we segment the Enhanced Clicks based upon our historical experience of the likelihood that the customer prospect will complete the advertiser’s desired action. In the case of leads, we score the leads based upon the extent to which we are able to validate the information supplied and the likelihood that the customer prospect will purchase the goods or services. Advertisers are able to factor in this scoring in determining the price they are willing to pay for leads.

Auction. We auction these customer prospects in our real-time online marketplace where advertisers place bids for Enhanced Clicks or leads. Advertisers are able to customize their bids balancing the factors deemed most important to them and the price they wish to pay. They are able to bid either for an Enhanced Click or an exclusive or non-

exclusive lead. In the case of an Enhanced Click, the traffic is delivered to the advertiser’s desired website. The advertiser is able to acquire traffic knowing that the customer prospect has an expressed interest in a product or service at a location that the advertiser seeks, but the Enhanced Click does not include customer contact information. In the case of a lead, the advertiser is provided with the specific information that enables it to contact the customer prospect. Our system analyzes all of the bids on a real-time basis and delivers the customer prospect as an Enhanced Click or an exclusive or non-exclusive lead to the bidder or bidders that maximizes our return.

Most customer prospects initially engage with our platform by clicking on one of our text ads on one of the search engines or on a display ad that we might run on different websites. They are then presented with a web page that requests additional information regarding the product or service and location of interest. Those customer prospects that provide this information can then be sold to locally-targeted advertisers seeking customer prospects matching those interests. Based upon our proprietary algorithms, we assess the likelihood that a customer prospect will provide specific contact information if requested, which would convert an Enhanced Click into a lead. Our system then determines whether the customer prospect is to be made available to advertisers as an Enhanced Click or as an exclusive or non-exclusive lead. Once this information has been processed through our auction system, prospects which are sold in the form of an Enhanced Click are connected to the website designated by the advertiser that purchases the Enhanced Click. For customer prospects that are sold in the form of a lead, contact information is also provided to the advertisers who then contact the prospect directly.

Our advertisers submit bids and create advertising campaigns through our online auction marketplace. They can purchase Enhanced Clicks through our easy-to-use click marketplace, or CMP. They can also purchase leads through our easy-to-use lead marketplace, or LMP. Some advertisers submit bids for both Enhanced Clicks and leads. Our CMP and LMP allow the advertiser to specify the type of Enhanced Click or lead that they are interested in acquiring based upon a range of information specific to the advertiser’s industry category. For example, in the case of an automotive advertiser, they can indicate interest in factors such as new or used, brands, and models. They can also set geography by state, metropolitan area, county or city. Advertisers are also able to establish a maximum budget by day, week or month. Based upon this information, advertisers then submit bids for Enhanced Clicks or leads with the characteristics specified. In many cases, we provide information to the advertisers regarding minimum and average prices for the specific Enhanced Click or lead. We also provide advertisers with easy-to-use reporting dashboards to enable advertisers to monitor the status and results of their campaigns. For advertisers with more sophisticated automated systems, information regarding campaigns is exchanged through XML feeds and dynamic bids that may vary based on the characteristics of each Enhanced Click or lead.

Reply! Marketplace – Advertiser side Exchange

Given the nature of locally-targeted online advertising offered by major search engines and ad networks, a substantial amount of the traffic acquired by advertisers does not relate to the specific product, service, customer profile or locality that the advertiser is seeking to address. Without an opportunity to immediately re-sell this traffic, advertisers are not able to recover the expense of acquiring this traffic. Connecting advertisers to each other allows them to better recover their otherwise wasted advertising dollars. Our Exchange service provides an opportunity for advertisers to monetize clicks or leads that would otherwise be wasted. Advertisers utilize our Exchange by notifying us on a real time basis that they wish to sell a customer prospect with specific information regarding a product or service and location. We then run an auction on our platform that allows us to determine the price for which we are able to sell the click or lead and based upon such price, make an offer to purchase the click or lead. In addition to selling unwanted clicks and leads, advertisers can also use our Exchange service to improve the yield on traffic that they would otherwise sell to other parties for a lower price. By enabling advertisers to access high-quality customer prospects from other advertisers, we enable advertisers to improve their chances of acquiring customers in their desired categories of intent in the specific geographies where the advertisers have additional available capacity. The Exchange feature of our Reply! Marketplace serves advertisers that have unwanted traffic or leads and other advertisers that seek exact same customer prospects to participate in the exchange and create a highly efficient marketplace that benefits all participants.

Connecting Neighbors

Connecting Neighbors is a service whereby we develop, implement, and maintain local neighborhood websites designed for the promotion of real estate agents. Advertisers pay a monthly subscription fee for a presence on these websites. In 2008, we determined that this service is no longer core to our offering.

Traffic Sources

We acquire online traffic from numerous sources. We manage our sources of traffic on a dynamic basis, balancing our desire to provide our advertisers with traffic that meets the volume, quality, locality and pricing that they seek while also meeting our financial objectives. The percentage of our aggregate traffic that we acquire from each of our sources of traffic changes month to month based upon market demand, maturity of each of our industry categories and seasonality. For example, when we launch a new category, SEM typically accounts for a significant amount of our initial traffic in that category. However, as a new category matures, our traffic sources for that category typically become more diverse. We also seek to diversify our traffic sources to mitigate our dependence on any single source of traffic. All traffic that we acquire is processed through our filter page engine that customizes the experience for each user based on the specific industry category, design elements and copy, with the goal of optimizing conversion rates and our financial results. Our principal sources of traffic include the following:

•	PPC advertisements. Our largest source of traffic is pay-per-click, or PPC, which we typically purchase from leading search engines such as Google, Yahoo! and Bing. For the quarter ended December 31, 2009, traffic generated from PPC advertisements represented approximately 67% of our total traffic. We have a proprietary system that connects into search engine application programming interfaces and updates our bids based on changing bids in our marketplace and our financial objectives. We utilize a third-party bid management system to automate our bidding, which helps us to expand across different industry categories more rapidly.

•	Display advertisements. We also place display advertisements across advertising networks, advertising exchanges, social networks, affiliate networks and directly through large consumer portals. Display advertisements currently represents our fastest growing source of traffic.

•	Advertiser-side exchange. Our Exchange service provides locally-targeted online advertisers the opportunity to sell unwanted or poorly targeted traffic acquired by them from any source to help recover what otherwise would be wasted advertising spend. We purchase traffic that we believe we can re-sell to other of our advertisers.

•	Email lists. We utilize email lists that we own and have generated on an opt-in basis from consumers that have visited our websites for remarketing and cross-channel acquisition. We also utilize email lists owned by third parties and warranted by their owners to comply with the CANSPAM Act.

•	Self-service affiliate platform. Publishers can sign up for our self-service affiliate program directly from our website. The platform has been designed to be easy to use and allows publishers to quickly connect to our marketplace, access code that we make available, commonly referred to as a widget, that they can integrate into their site and immediately start earning fees.

•	Our Websites. Direct traffic to websites that we own and operate represents a small portion of our overall volume of customer prospects.

Sales and Marketing

We acquire advertisers primarily through a direct sales effort. We use both a business development group that targets larger, enterprise-level relationships and a telesales group that targets local advertisers in specific industry categories and geographies. Our business development team spends considerable time meeting directly with prospective advertisers on site or at trade shows. Autobytel, which bids for both Enhanced Clicks and leads, represented 11% of our 2009 revenue. Three companies controlled by the same management group represented 12% of our revenue for the three months ended March 31, 2010. Because of the auction nature of our marketplace, there are typically multiple bidders for our Enhanced Clicks and leads. As a result, although the loss of a significant advertiser can impact the number and price of bids in our marketplace, in more mature categories we typically would expect to sell the majority of our Enhanced Clicks and leads to the next highest bidder.

We currently focus our sales efforts on four types of accounts:

•	Locally-Targeted National Accounts – Companies with nationwide coverage that seek to acquire locally-targeted Enhanced Clicks or leads for their own use. An example of a national account is an automobile manufacturer that is seeking customers that can be directed to local car dealerships.

•	Aggregators – Companies that purchase locally-targeted Enhanced Clicks or leads on behalf of third-party local advertisers that they service. An example of an aggregator is a nationally marketed home repair company that is seeking customers that can be directed to local repair services.

•	Channel Partners – Companies that rely on a customized version of our Reply! Marketplace to deliver Enhanced Clicks or leads to their advertisers. An example of a channel partner is a newspaper publisher that utilizes our service under their brand to develop online revenue complementary to their offline advertising.

•	Local Advertisers – Companies that are locally-based and only looking for locally-targeted potential customers. An example of a local advertiser is a local real estate broker looking for potential customers interested in local real estate.

Our business development team focuses primarily on the locally-targeted national accounts, aggregators and channel partners, which collectively accounted for approximately 65% of our revenue in 2009. Our business development team works closely with our advertisers to define their needs and establish campaigns that meet those needs. The goal of our collaborative approach is to allow us to deliver a specific and measurable return on investment for the advertiser. Many of these advertisers track customer conversions on a daily, weekly or monthly basis.

An emerging sales focus for the business development team is companies that want to provide locally-targeted leads or Enhanced Clicks to their advertisers through our marketplace system using their brands. These companies, which we refer to as channel partners, typically have large sales forces and are able to extend their digital offering to Enhanced Clicks or leads with limited or no additional technical investment. Our channel partners’ customers see only pages with our channel partners’ branding rather than our own. This solution has been particularly attractive to traditional media companies that have a large installed base of advertisers and desire to expand the online marketing solutions they can offer.

As a supplement to our business development efforts, our in-house telesales team focuses its effort on certain industry categories and geographic areas where we have an unmonetized flow of Enhanced Clicks or leads and where we believe that we can cost-effectively establish direct relationships with local advertisers.

In addition to direct sales activity, our business development team actively participates in leading industry trade shows and events for our industry categories, such as AdTech, LeadsCon, J.D. Power Roundtable, Inman Conference and others.

All of our marketing solutions are offered through an easy-to-use self-service platform available on our website. Over time we believe that our self-service platform will act as a more significant channel for the acquisition of local advertisers.

Technology Platform and Infrastructure

We developed our technology platform internally and designed it to be highly scalable. Our technology platform consists of the following:

Core Platform Systems. We have developed proprietary systems designed to provide scalable and extensible platform functionality, software development and website updates for the core businesses on our network, including our Click Marketplace and Lead Marketplace. Our technology platform includes the following functionality:

•	Processes for Enhanced Click and lead aggregation – A fully integrated landing page system designed to accommodate both Enhanced Click and lead buyers with components allowing for a dynamic, category specific customer experience. Our system allows us to customize the web pages that each of our customer prospects land on to solicit information relevant to the specific product or service that a customer prospect is seeking as well as matching the information that our advertisers seek in the form of an Enhanced Click or lead.

•	Enhanced Click and lead real-time auctions – The platform aggregates both fixed-price customers and dynamic pricing on a real-time basis into a single auction using proprietary filter sets that determine the outcome that maximizes our yields from the auction. Based upon an analysis of real-time bids as well as ongoing fixed-price bids, our filter determines whether our return can be maximized by selling an Enhanced Click or an exclusive or non-exclusive lead and processes the click accordingly.

•	Enhanced Click and lead delivery – Components designed to deliver Enhanced Clicks and leads in a seamless and customizable manner to our advertisers.

Within these main processes reside specialized, proprietary subsystems for the creation of accounts within the auction as well as filter sets customized for specific industry categories, which enable users to set quality ratings, set budgets and analyze buying or selling dynamics within the campaigns. We expect to continue to develop our CMP and LMP platforms to extend the ability of our buyers and sellers to take advantage of our proprietary quality rating systems to set parameters on Enhanced Click and lead quality.

Data Centers and Network Access. Our primary data center is hosted by XO Communications in Fremont, California, which hosts our websites, including our home page, several filter pages that supply the majority of our traffic flow, code and data structures of our platform, and our intranet and reporting code bases. The data center is designed to include load balancers, firewalls and routers that connect components and provide Internet connection. In addition, we maintain backup systems at our corporate headquarters in San Ramon.

Network Security. Our data center and back office systems maintain real-time communication with encrypted message protocols. We also use leading commercial antivirus software, real-time monitoring, firewall and patch-management technology to protect and maintain the systems at our data centers and within our office environment.

We devote a substantial portion of our resources to developing new solutions and enhancing existing solutions, handling quality assurance testing, improving our core technology and strengthening our technological expertise in online marketing. As of May 31, 2010, our technical group consisted of 17 employees focused on feature development of existing solutions and the design of new solutions.

The technology sector is characterized by frequent claims and litigation regarding patents, trademarks, URLs and other intellectual property rights. Particularly as our market segment is new and emerging, we do not know the extent to which we will be able to protect our proprietary rights nor what claims that our competitors or others may make in the future with respect to intellectual property they claim to own. We currently have four pending U.S. patent applications and no issued patents or registered trademarks.

Competition

The market for locally-targeted advertising is highly competitive. We compete against both traditional offline advertising businesses as well as online services. We believe that our principal competitive advantage is that we have designed our technology platform and business model to address the needs of locally-targeted advertisers. Our marketplace is easy-to-use and allows advertisers to design scalable marketing programs without the need to hire experts or build expensive infrastructure. As the locally-targeted online marketing industry is new and emerging, over time we may compete with a variety of online businesses, including:

•	search engines, such as Google, online portals and other heavily trafficked sites, such as Facebook;

•	businesses that focus on specific industry categories such as automotive or real estate or upon listings for locally-targeted business, such as Yelp and Craigslist;

•	businesses that focus on delivering locally-targeted online marketing services, such as ReachLocal; and

•	other companies providing online marketing services.

We currently or may in the future do business with many of these current or potential competitors, either as a source of the traffic we acquire or an advertiser purchasing Enhanced Clicks or leads from us. As a result, if any of these companies choose to compete more directly with us, we may face the prospect of both loss of business and increased competition.

Most of our competitors have substantially greater financial and other resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or market requirements. We also compete with emerging companies. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants. Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete effectively will depend on a number of factors, including:

•	our ability to offer cost-effective and high-quality services on a timely basis;

•	our ability to accurately identify and respond to emerging technological trends and demand for new features and performance characteristics;

•	our ability to continue to rapidly introduce new services that are accepted by the market;

•	our ability to adopt or adapt to emerging industry standards;

•	the number and nature of our competitors and competitiveness of their products and services in a given market; and

•	entrance of new competitors into our markets.

Many of these factors are outside of our control. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

Employees

As of May 31, 2010, we had 129 full-time employees, including 102 in sales and marketing, 17 in technology and 10 in general and administrative and other functions. None of our employees are covered by collective bargaining agreements.

Facilities

Our headquarters are located in a 39,413 square-foot facility in San Ramon, California that we lease. The lease expires in May 2012.

Legal Proceedings

We are not currently involved in any material legal proceedings.

Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors:

Name	Age	Title

Payam Zamani	39	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Sean Fox	41	Chief Operating Officer
Brian Bowman	42	Chief Marketing Officer
W. Samuel Veazey	49	Chief Financial Officer (Principal Financial and Accounting Officer)
William Perrault	49	Vice President, Information Technology
Deborah A. Coleman(1)(3)	57	Director
Randy M. Haykin(1)	49	Director
Jordan M. Spiegel(1)(2)	48	Director
John Truchard(2)	37	Director
Sharon L. Wienbar(2)(3)	48	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Executive Officers

Payam Zamani founded the company and has served as President, Chief Executive Officer and Chairman of the Board since our inception in June 2001. Mr. Zamani was founder and served as President and Chief Executive Officer of PurpleTie, Inc., an online based apparel care service, from June 1999 to April 2001. He was also co-founder of Autoweb.com, Inc., an online car buying service, where he served as a director from October 1995 to October 1999, and in various executive level positions from October 1995 to June 1999. Mr. Zamani is a director of Les Concierges, Inc., a private concierge services company. Mr. Zamani holds a B.S. in Environmental Toxicology from the University of California at Davis. Our board of directors has concluded that Mr. Zamani should serve as a director and as Chairman of the board of directors based on his experience and insight as one of our founders and as our Chief Executive Officer.

Sean Fox has served as our Chief Operating Officer since May 2008. Prior to his promotion to that position, he served as our Executive Vice President of Business Development, from November 2007 to April 2008, as our Executive Vice President, Real Estate Division, from November 2005 to November 2007, and as our Executive Vice President from January 2005 to October 2005. Mr. Fox served as President of Real Estate on the Web, which did business as Connecting Neighbors and was an online neighborhood marketing program for real estate professionals, from February 2003 until our acquisition of Connecting Neighbors in January of 2005. Prior to that time, Mr. Fox served first as a Director of Sales and then Vice President of Strategic Alliances for bamboo.com, Inc., a virtual tour company, from October 1998 until January 2000. In January 2000, bamboo.com, Inc. merged with Internet Pictures Corporation to form Interactive Pictures Corporation, a provider of interactive visual content for the Internet, where Mr. Fox continued to serve as Vice President of Strategic Alliances until December 2000. Mr. Fox also served as a Vice President of Sales for Homestore, Inc., an online marketing company for the real estate industry, in 2001. Mr. Fox holds a J.D. from the Georgetown University Law Center, a M. Phil. in Economics from Cambridge University, and a B.A. in Economics and Political Science from Stanford University.

Brian Bowman has served as our Chief Marketing Officer since December 2007. Prior to his promotion to that position, he served as our Vice President of Product and Business Development from October 2006 to December 2007. From January 2006 to August 2006, he served as Vice President, Community for Yahoo! Inc. From January 2005 to November 2005, he served as Vice President of Marketing and Product Management for InfoSpace, Inc.,

a metasearch engine company. From April 2003 to November 2004, he served as Vice President of Product Development of Match.com, L.L.C., an online dating service and from March 1998 to September 2001 he was Vice President and General Manager for The Walt Disney Company’s ABC Television Network online division. Mr. Bowman holds a B.A. in Fine Art from Purdue University.

W. Samuel Veazey has served as our Chief Financial Officer since September 2007. Prior to his promotion to that position, he served briefly as our Executive Vice President of Finance and Controller and as our Vice President of Finance and Controller from May 2005 to July 2007. From October 2000 to June 2005, he was Vice President of Finance and Controller for CenterBeam, Inc., an information technology outsourcing services company. Prior to that time, he served in various financial and executive positions, including as Corporate Controller at Neoforma, Inc., a supply chain management software company, as Chief Financial Officer of Cambio, Inc., a network management and documentation software company, and as Chief Financial Officer of Sparta Surgical Corporation, a medical device company. Mr. Veazey holds a M.B.A. in Management and Finance, a M.S. degree in Biomedical Engineering, and a B.S. in Biology and Mathematics from the University of Miami.

William Perrault has served as our Vice President, Information Technology since December 2006. Prior to that time, he served as a project manager for us from March 2005 to November 2006. Previously, Mr. Perrault served as a project manager at Charles Schwab & Co., a financial services company, from November 1989 to November 2001.

Non-Management Directors

Deborah A. Coleman has served on our board of directors since December 2006. She has been General Partner of SmartForest Ventures LLC, a venture capital firm, since October 1999. From March 1994 to September 2001, Ms. Coleman was Chairperson of Merix Corporation, a manufacturer of circuit boards, where she also served as Chief Executive Officer from March 1994 to September 1999. From November 1992 to March 1994, she was Vice President of Materials/Operations at Tektronix, Inc., a test, measurement and monitoring solutions company. Ms. Coleman is a director and chair of the audit committee of Synopsys, Inc., an electronic design automation company. She is also a director and audit committee chair of several privately-held companies, including Kryptiq Corporation, a healthcare connectivity company, Concero Technology Corporation, an employee benefits software and administration company, and Phaseon Technology, a UV-LED technology company. Ms. Coleman previously served as a director and member of the audit committee of Applied Materials, Inc., a semiconductor manufacturing company, from March 1997 to March 2009. Ms. Coleman holds a B.A. in English Literature from Brown University and a M.B.A. from Stanford University. Ms. Coleman also received an honorary Ph.D. in engineering from Worcester Polytechnic Institute in 1987. Our board of directors has concluded that Ms. Coleman should serve on the board and as chair of the audit committee based upon her financial literacy and management skills developed as a result of her extensive experience in the technology sector as a chief financial officer and chief executive officer of public companies, as well as extensive public company board and audit committee experience.

Randy M. Haykin has served on our board of directors since March 2007. He is a Managing Director of Outlook Ventures, a venture capital firm which he co-founded in 1996, and Chairman of Haykin Capital, a mentor capital and consulting firm. Mr. Haykin also currently serves as a faculty member of the Haas School of Business at the University of California at Berkeley. Previously, Mr. Haykin served as the Vice President of Marketing and Sales at Yahoo! Inc. from 1995 to 1997. From 1997 to 1998, Mr. Haykin served as Vice President of Marketing at NetChannel, Inc., an Internet television services company, which was acquired by AOL, Inc. in 1998. From 1993 to 1994, Mr. Haykin served as Director, Business Development for The Media Kitchen, a division of Paramount Communications, Inc. From 1988 to 1993, Mr. Haykin served as Sales and Marketing Manager at Apple Inc. Mr. Haykin is a director of Les Concierges, Inc., a private concierge services company, and Embee Mobile, Inc., an information technologies services company. Mr. Haykin is also on the Governing Board of Opportunity International, Inc., a non-profit that provides micro-loans for third world countries, and the board of directors of the American Cancer Society. Mr. Haykin holds a B.A. in Organizational Behavior and Management from Brown University and a M.B.A. from Harvard Business School. Mr. Haykin serves as a board nominee of Outlook Ventures, which is one of our investors. Our board of directors has concluded that Mr. Haykin should serve on the board and as a member of our audit committee based upon his prior management and investment experience in the technology sector and in particular with online sales and marketing, and his deep knowledge of our company as one of our investors.

Jordan M. Spiegel has served on our board of directors since August 2004. He is Managing Partner of Spiegel Partners, LLC, a private equity firm which he founded in June 2003. Prior to Spiegel Partners, he was a partner of GESD Capital Partners, LLC, a private equity firm which he co-founded, from June 1999 to March 2003. Prior to that time, Mr. Spiegel served in various executive positions, including as Managing Director at PreferredTrade, Inc., a boutique investment bank, as Executive Vice President of Laffer Associates, an economic research and corporate finance advisory firm, and as a securities analyst with Crowell, Weedon & Co. He currently serves on the board of directors of Bankserv, Inc., an electronic payments firm which provides banks and businesses with money transfer and payments technology. Mr. Spiegel holds a B.A. in cultural anthropology from the University of Southern California and an M.B.A. from Harvard Business School. Our board of directors has concluded that Mr. Spiegel should serve on the board, as chair of the compensation committee and as a member of the audit committee based upon his expertise in finance, his knowledge of technology investments and his corporate management experience.

John Truchard is a co-founder of our company and has served on our board of directors since March 2007. Prior to that, he served on our board of directors from February 2002 to August 2005. Mr. Truchard also previously served in various positions with us from February 2002 to January 2010, including as Vice President, Automotive; Executive Vice President, Corporate Development; Executive Vice President, Automotive Division and Executive Vice President, Director. Mr. Truchard currently serves as chief executive officer and as a director of Vinewerkes, Inc. and Jam Cellars, Inc., each a wine related company. From February 2001 to January 2002, he served as Vice President of Automotive at Modulant Solutions, Inc., an enterprise information solutions company. From April 1996 to June 1998, he was Vice President, Sales of Autoweb.com, Inc., an online car buying service. From 1998 to 2000, he served as co-founder and President of OpenAuto, Inc., a vehicle configuration and inventory management software company. Our board of directors has concluded that Mr. Truchard should serve on the board and as a member of the compensation committee based upon his extensive experience in online marketing and his knowledge of the business as a co-founder of the company and as an executive.

Sharon L. Wienbar has served on our board of directors since August 2005. Since 2001, Ms. Wienbar has served first as a Director and later as a Managing Director at Scale Venture Partners, formerly BA Venture Partners, a venture capital firm. From 1999 to 2000, she served as Vice President, Marketing at Amplitude Software Corp., an Internet resource scheduling software company, and then at Critical Path, Inc., a software-as-a-service company that acquired Amplitude. Prior to then, she worked in product marketing at Adobe Systems Incorporated from 1991 to 1998, and practiced strategy consulting at Bain & Company, a consulting firm, from 1984 to 1991. Ms. Wienbar also serves on the boards of directors of the following privately-held companies: Biz360, Inc., an information services company, FaceTime Communications, Inc., a company providing security, management and compliance of real-time communication, WYBS, Inc., which does business as MerchantCircle and is a social network of local business owners, Playphone, Inc., a global mobile media company and Everyday Health, Inc., an online consumer health solutions company. Ms. Wienbar also currently serves on the board of directors of the Myelin Repair Foundation and on the Advisory Committee of Microsoft, Inc. Ms. Wienbar previously served on the board of directors of GLU Mobile, Inc., a mobile games developer, from June 2004 to June 2008. Ms. Wienbar holds a B.A. in engineering from Harvard University, an M.A. in engineering from Harvard University and a M.B.A. from the Stanford Graduate School of Business. Ms. Wienbar serves as a board nominee of Scale Venture Partners, which is one of our investors. Our board of directors has concluded that Ms. Wienbar should serve on the board and as a member of our compensation and corporate governance and nominating committees based upon her executive experience and directorships with entrepreneurial and technology companies, her extensive experience in marketing and her expertise in Internet-related businesses and her deep knowledge of our company as one of our investors.

Board Composition and Independence

All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock, including entities with which certain of our directors are affiliated. The holders of a majority of our common stock, voting as a separate class, have designated Payam

Zamani, Jordan M. Spiegel and John Truchard for election to our board of directors. The holders of a majority of our preferred stock, voting as a separate class, have designated Sharon L. Wienbar and Randy M. Haykin for election to our board of directors. Four members of our board of directors have designated Deborah A. Coleman for election to our board of directors. Upon the conversion of our outstanding preferred stock into common stock immediately prior to the consummation of this offering, the voting agreement and these board representation rights will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Upon the completion of this offering, our certificate of incorporation and bylaws will authorize a board of directors of six members. Our board of directors will be divided into three classes with staggered three-year terms as follows:

•	Class I directors will be Ms. Wienbar and Mr. Haykin, and their terms will expire at the annual general meeting of stockholders to be held in 2011;

•	Class II directors will be Messrs. Spiegel and Truchard, and their terms will expire at the annual general meeting of stockholders to be held in 2012; and

•	Class III directors will be Ms. Coleman and Mr. Zamani, and their terms will expire at the annual general meeting of stockholders to be held in 2013.

The authorized number of directors may be changed only by resolution of our board of directors. This classification of our board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control or management.

There are no family relationships among any of our current directors or executive officers. Our board of directors has determined that other than Mr. Zamani, our President and Chief Executive Officer, and Mr. Truchard, formerly our employee, each of the members of our board of directors is an independent director for purposes of the listing requirements and rules and regulations of The NASDAQ Global Market.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of our board of directors. Our board of directors has established three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. Our board of directors has adopted a written charter for each of the standing committees. These charters will be available on our corporate website at www.reply.com following the completion of the offering.

Audit Committee. Our audit committee is comprised of Deborah A. Coleman, Randy M. Haykin and Jordan M. Spiegel, each of whom satisfies the independence requirements of The Nasdaq Global Market and Rule 10A-3 of the Exchange Act. After the completion of this offering, our audit committee will be directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. This oversight will include reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal control over financial reporting, the committee will also be responsible for discussing the effectiveness of our internal control over financial reporting with the firm and relevant financial management. Our board of directors has determined that all of the members of the audit committee possess the level of financial literacy required by the applicable rules of the SEC, and that Deborah Coleman is an audit committee financial expert as currently defined by SEC rules.

Compensation Committee. Our compensation committee is comprised of Jordan M. Spiegel and Sharon L. Wienbar, each of whom satisfies the independence requirements of The Nasdaq Global Market and John Truchard. In addition, each of Mr. Spiegel and Ms. Wienbar qualifies as a non-employee director under Section 16 of the Exchange Act and an outside director for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. After the completion of this offering, the compensation committee will be responsible for, among other things, supervising and reviewing our affairs as they relate to the compensation and benefits of our executive officers. In carrying out these responsibilities, the compensation committee will review all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Deborah A. Coleman and Sharon L. Wienbar, each of whom satisfies the independence requirements of The Nasdaq Global Market, and John Truchard. After the completion of this offering, the nominating and corporate governance committee will be responsible for, among other things, identifying individuals qualified to become board members; selecting, or recommending to our board of directors, director nominees for each election of directors; developing and recommending to our board of directors criteria for selecting qualified director candidates; considering committee member qualifications, appointment and removal; recommending corporate governance principles, codes of conduct and compliance mechanisms; and providing oversight in the evaluation of our board of directors and each committee.

Compensation Committee Interlocks and Insider Participation

During 2009, our compensation committee was comprised of Randy M. Haykin, Jordan M. Spiegel and Sharon L. Wienbar. There are no interlocking relationships between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. None of our directors who served on our compensation committee during 2009 has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. This code will be available on our corporate website at website at www.reply.com following the completion of the offering. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee comprised of a majority of our independent directors and will be disclosed on our website identified above within four business days.

Limitation of Liability and Indemnification

For information concerning limitation of liability and indemnification applicable to our directors, executive officers and, in certain cases, employees, see “Description of Capital Stock - Limitations of Director Liability and Indemnification of Directors, Officers, and Employees” located elsewhere in this prospectus.

Director Compensation

The following table provides summary information concerning the compensation paid to or accrued in respect of our non-employee directors for services rendered in that capacity during the year ended December 31, 2009:

	Option	All Other
Name(1)	Awards(2)(3)	Compensation	Total

Deborah A. Coleman	$6,051	$—	$6,051
Randy M. Haykin	$—	$—	$—
Jordan M. Spiegel	$13,415	$—	$13,415
John Truchard	$24,222	$7,324 (4)	$31,546
Sharon L. Wienbar	$—	$—	$—

(1)	See the Summary Compensation Table for disclosure related to Payam Zamani, our President, Chief Executive Officer and Chairman of the Board. Mr. Zamani is our only employee director and does not receive any additional compensation for his services as a member of our board of directors.

(2)	Certain of our non-employee directors participated in our option exchange and re-pricing program, as described in the section entitled “Option Exchange and Re-pricing.” The below table sets forth (i) the aggregate number of shares underlying underwater options previously granted to such directors that were cancelled in the exchange program, (ii) the aggregate number of shares underlying options that were issued to such directors on September 17, 2009 in exchange for such cancelled options, and (iii) the aggregate incremental fair value, computed as of the grant date of and in accordance with FASB ASC Topic 718, of the options issued to such directors on September 17, 2009 in exchange for cancelled options. The incremental fair value amounts have been determined based upon the assumptions set forth in Note 8 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

		Aggregate Number of	Total Incremental
		Securities	Fair Value of
	Aggregate Number of	Underlying Options	Option Awards
	Securities	Granted in Exchange	Granted in Exchange
	Underlying Canceled	for Canceled	for Canceled
Name	Options	Options	Options

Deborah A. Coleman	37,500	27,929	$6,051
Jordan M. Spiegel	50,000	40,100	$13,415
John Truchard	50,000	45,578	$24,222

(3)	At December 31, 2009, our non-employee directors each held an aggregate number of shares subject to option awards as follows:

Total Outstanding
Stock Options
Name	(in shares)

Deborah A. Coleman	27,929
Randy M. Haykin	—
Jordan M. Spiegel	40,100
John Truchard	45,578
Sharon L. Wienbar	—

(4)	Reflects the cost of health and dental insurance premiums paid by us.

In February 2010, each of our non-employee directors received an option grant to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors. To date and other than as set forth in the preceding disclosure, we have not compensated our non-employee directors for their services. We do reimburse our non-employee directors for reasonable travel and lodging expenses incurred by them to attend our board and committee meetings.

Beginning upon the completion of this offering, we intend to pay each of our non-employee directors an annual cash retainer of $25,000. In addition, we intend to pay an annual audit committee chair retainer of $15,000, an annual compensation committee chair retainer of $10,000 and an annual nominating and corporate governance committee chair retainer of $5,000. An individual director may elect to waive his or her director compensation. All of our non-employee directors will also be eligible to receive awards under our 2004 Stock Plan. We will continue to reimburse all directors for reasonable travel and lodging expenses incurred by them to attend our board and board committee meetings.

Executive Compensation

Compensation Discussion and Analysis

Objectives

The compensation committee of our board of directors has overall responsibility for our compensation program for our named executive officers. For 2009, our named executive officers were our Chief Executive Officer, Chief Operating Officer, Chief Marketing Officer, Chief Financial Officer and Vice President, Information Technology.

The committee’s objective is to provide a total compensation package for executives that is reasonable, competitive and reflective of corporate and individual performance. The committee’s decisions are driven by our desire to recruit and retain highly talented executives, and to incentivize and reward aggressive corporate growth, achievement of long-term corporate objectives and individual performance that meets or exceeds our expectations.

Role of Executives in Executive Compensation Decisions

Our compensation committee seeks input and specific recommendations from Payam Zamani, our chief executive officer, when discussing the performance of, and compensation levels for, executives other than himself. The committee also generally grants the chief executive officer the discretion to determine whether individual performance targets for executives other than himself have been met. However, he is not a member of the committee and does not have a vote. The compensation committee also works with our chief executive officer, our chief financial officer and the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither our chief executive officer nor any of our other executives participates in deliberations relating to his own compensation.

Compensation Consultants

The compensation committee has the authority to retain the services of third-party executive compensation specialists in connection with the establishment of cash and equity compensation and related policies. The committee did not use a compensation consultant, or review any formal industry data, in connection with setting 2009 executive compensation. Instead, in making its decisions the committee relied primarily upon the professional and market experience of our committee members. In December 2009, we engaged Compensia, a national executive compensation consulting firm, solely to assist the committee with respect to our compensation strategies and decisions for 2010.

Timing of Compensation Decisions

At the end of each fiscal year, our chief executive officer reviews the performance of the other executive officers and presents his conclusions and recommendations to the compensation committee. At that time and throughout the year, the committee will also evaluate the performance of our chief executive officer, which is measured in substantial part against our financial performance. In January of the following fiscal year, the committee then assesses the overall functioning of our compensation plans against our goals, and determines whether any changes to the allocation of compensation elements, or the structure or level of any particular compensation element, are warranted.

In connection with this process, our compensation committee generally establishes the elements of its performance-based cash bonus plan and grants equity awards to our named executive officers in or around January of each fiscal year. With respect to newly hired employees, our practice is typically to approve equity grants at the first meeting of the compensation committee following such employee’s hire date. We do not have any program, plan or practice to time equity award grants award in coordination with the release of material non-public information. From time to time, additional equity awards may be granted to executive officers during the fiscal year. For example, in September 2009, our executive officers were granted new options in exchange for the cancellation of previously issued options, as further described below. Upon the recommendation of our chief executive officer, in September 2009 the board approved an additional stock option grant for Brian Bowman, our Chief Marketing Officer, in order to better align his long-term equity compensation opportunities with his recent performance and to provide him with an additional long-term retention incentive.

Elements of Compensation Program

Our 2009 compensation package for our named executive officers was composed of the following elements:

•	annual base salary;

•	short-term performance-based cash compensation;

•	long-term equity compensation, in the form of restricted stock awards and stock option grants; and

•	a benefits package that is generally available to all of our employees.

Determining the Amount of Each Element of Compensation

The compensation committee determines the appropriate allocation between cash and non-cash, and short-term and long-term incentive, compensation elements, and the amounts which may be earned under each element, on an annual basis. There is no pre-established plan or target for such allocation. Rather, the committee establishes an annual policy based on its goal to align our executive compensation program with factors such as:

•	our short and long-term financial and strategic objectives;

•	individual responsibilities and performance;

•	the amounts earned by our officers in prior years;

•	internal equity and, to a lesser extent, the external competitive market for our executives; and

•	general economic factors and market outlook for the coming year.

The compensation committee believes that the most effective executive compensation program is one that delivers base salary and target bonus compensation at levels generally consistent with market competitive practice, but also provides for opportunities in the form of incremental bonus and long-term equity awards that may result in higher than competitive levels if aggressive company goals are exceeded and if executives become long-term service providers.

Base Salary. Base salaries represent compensation for performing the basic obligations expected of each executive. The committee generally sets annual base salaries at a level which it believes is sufficient for us to attract and retain the level of executive talent that we believe is necessary to manage and foster our growth and development. Base salary levels are not based upon any specific benchmarking or comparable company analysis. Any changes in base salary are discretionary, and are made by our compensation committee based upon our performance and the responsibilities and continued success of each of our named executive officers in contributing to that performance. For 2009, our compensation committee did not make any changes to the annual base salary of our named executive officers from the prior year.

Short-Term Performance-Based Cash Compensation. Our short-term performance-based cash compensation is designed to incentivize achievement of our shorter-term financial and strategic targets, and to reward exceptional financial performance. The elements of our short-term performance based cash compensation program are described below.

Target Bonus Plan. Pursuant to our employment agreements with them and except as otherwise noted below, each of our named executive officers is eligible to participate in a performance-based target bonus plan under which he may earn a quarterly target amount based upon our financial results and his achievement of individual performance goals. The aggregate annual target amounts are computed as a percentage target rate of annual base salary. The target amount for each quarter is equal to one-fourth of the officer’s annual base salary multiplied by the percentage target rate. After reviewing the results of its target bonus plan for the prior fiscal year, the committee determines annually whether any changes to percentage target rates are warranted. For 2009, the percentage target rates for our named executive officers ranged from 30% to 50%, and vary based upon individual responsibilities and roles within our company. These percentage target rates did not change from the prior year, other than for Mr. Perrault. For 2009, Mr. Perrault’s target rate increased from 20% to 30% in light of an increase in his responsibilities relating to the enhancements required for our auction marketplace.

At the beginning of each fiscal year, the committee establishes quarterly financial goals under the target bonus plan. For 2009, financial goals under the target bonus plan were based upon quarterly Adjusted EBITDA targets under our financial plan. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, stock based compensation, impairment of goodwill, charitable donations and adjusted for one-time items such as the disposal or sale of assets, year-end audit fees, or litigation gains or expenses. The committee selected Adjusted EBITDA because it considers this to be an appropriate indicator of our success in achieving the profitability objectives reflected in our annual plan. The 2009 quarterly targets were $1,001,000, $1,280,000, $1,435,000 and $1,333,000, respectively. These targets were based upon expected growth from the prior year, but were set at an amount the compensation committee believed to be reasonably attainable in light of our performance in prior years and our strategic and market outlook for 2009. Individual performance goals are established by the chief executive officer and regularly reviewed with the executive officers on an ongoing basis. These goals generally vary among executives and from quarter to quarter, and are based upon our progress and objectives. For example, an executive’s performance may be measured against goals such as reducing certain expenses, successfully implementing or completing a process or project or contributing to revenue growth. Following each quarter, our chief executive officer determines whether and to what extent our executives have met these quarterly goals.

If earned, bonuses are generally payable quarterly based upon on the target amount for the applicable quarter. For named executive officers other than Brian Bowman, bonuses are earned for a quarter only if both the financial and individual performance goals for that quarter have been achieved. Under Mr. Bowman’s plan, a monthly bonus is payable to Mr. Bowman in an amount equal to one-third of his quarterly target amount, and subject only to his achievement of individual performance goals. Bonuses for a period will be accrued upon determination that they have been earned, but will not be paid for such period until our monthly ending cash balance exceeds $500,000. Subject to this condition, bonuses will generally be paid within 90 days after the end of the quarter. Bonuses under the target bonus plan are not adjusted upward or downward from applicable target amounts for variations in financial performance. If both financial and individual performance goals have been met, an executive will earn the target bonus for the quarter. If financial goals are met, and some but not all of the individual goals for an executive other than the chief executive officer have been met, our chief executive officer has the discretion to adjust downward the target bonus amount payable to such executive. In the case of our chief executive officer, the compensation committee may adjust his bonus downward based upon individual performance. Any downward adjustment of an executive’s bonus amount payable due to individual performance is not based upon any formula or weighting relative to financial goals, but is a result of the subjective determination of our chief executive officer or compensation committee, as applicable. Bonus are not adjusted upward from applicable target amounts for individual performance.

Incremental Bonus Plan. For 2009, the compensation committee also established an additional incremental bonus plan for our named executive officers. This incremental plan was designed to incentivize our executives to exceed our financial objectives for 2009 and to enable them to earn higher overall compensation than in prior years upon achieving corporate financial performance beyond our plan targets. This plan was approved by the committee in January 2009 following a year in which our primary focus was on building the auction marketplace rather than growing revenues and profits, and given the dismal economic outlook at that time. It also reflected the considerable strategic and operational risks that we were facing, including the recent introduction of a new technology platform and limited cash resources. When it established the incremental bonus plan, the compensation committee believed that, given that we had recently launched our auction marketplace and faced significant recessionary headwinds, the achievement of Adjusted EBITDA in excess of quarterly plan targets would be a significant accomplishment for us, and would warrant a significant short-term cash reward. There was no maximum pay-out under the incremental bonus plans for any of the named executive officers. Under the incremental bonus plan, our named executive officers, other than Mr. Zamani, were eligible to earn quarterly incremental amounts equal to a percentage of the amount by which our Adjusted EBITDA for each quarter exceeded our 2009 quarterly financial plan targets described above. The percentage rates under the incremental bonus plan for our named executive officers other than Mr. Zamani ranged from 0.93% to 1.32%, and were allocated to enable each such officer to earn double his target amount for a quarter under the target bonus plan if our Adjusted EBITDA for such quarter doubled the corresponding quarterly plan target. Bonuses otherwise payable under the incremental bonus plan were subject to downward adjustment based upon achievement of individual performance objectives, as determined by and subject to the discretion of our chief executive officer or compensation committee, as applicable, and in the same proportion as any downward adjustment applied to the target bonus amount otherwise earned for the same quarter. If earned, these bonuses were paid at the same time as the target bonus for the corresponding quarter. Mr. Zamani was eligible to earn an annual incremental target amount equal to 25% of the amount by which our Adjusted EBITDA for the year exceeded our annual plan target, subject to our achievement of revenue for the year of the lesser of at least four times revenue for the first quarter of 2009 or approximately $25.8 million. These metrics were designed in light of Mr. Zamani’s ultimate accountability for our financial performance, and were intended to incentivize him to achieve sustained growth over the course of the entire year and significantly reward him for high success levels. If earned, this bonus was payable in the first quarter of 2010.

Bonus Plan Rates. The following table sets forth the target rates and aggregate annual target amounts, assuming 100% achievement of all quarterly goals, payable under our target bonus plan, and the target rates under the incremental bonus plans. The amounts actually earned by our named executive officers under each of these plans is reported in the Summary Compensation Table.

		Target Bonus Plan
				2009	Incremental
		2009	2009	Aggregate	Bonus Plan
		Base	Percentage	Annual	2009
		Salary Rate	Target	Target	Incremental
Name	Title	(Annualized)	Rate	Amount	Target Rate

Payam Zamani	President and Chief Executive Officer	$308,550	50%	$154,275	25%
Sean Fox	Chief Operating Officer	$208,000	30%	$62,400	1.248%
Brian Bowman	Chief Marketing Officer	$220,000	30%	$66,000	1.32%
W. Samuel Veazey	Executive Vice President and Chief Financial Officer	$185,000	30%	$55,500	1.11%
William Perrault	Vice President, Information Technology	$155,000	30%	$46,500	0.93%

Discretionary Bonus. In addition to payments made under our 2009 executive target bonus plan and our incremental bonus plan, in 2009 the board also awarded discretionary bonuses for 2009 performance. In November 2009, W. Samuel Veazey, our chief financial officer, received a one-time discretionary bonus of $25,000. This bonus was recommended by our chief executive officer and approved in recognition of the contributions made by Mr. Veazey in 2009 in connection with our preparation for our initial public offering. Upon the recommendation and voluntary election of the chief executive officer, the compensation committee approved the reallocation of an aggregate of $205,000 otherwise payable to Mr. Zamani in connection with the incremental bonus plan, including $130,000 reallocated to the named executive officers upon the recommendation of the chief executive officer in light of his assessment of their individual contributions to our financial performance, $50,000 reallocated to mid-level management and $25,000 reallocated as a donation to the Mona Foundation for relief and reconstruction of schools in Haiti. The amount allocated to each named executive officers is set forth under the heading “Summary Compensation Table.”

2010 Short-Term Performance-Based Cash Compensation. In February 2010, the compensation committee approved a new bonus plan for our executives. Under the plan, which continues and combines elements of the 2009 plans, each of the executives will again be eligible to earn a target bonus based upon a percentage of his salary based upon the achievement of financial and individual performance targets. Unlike prior years, however, amounts payable under the plan will be determined on a sliding scale relative to target levels based upon both financial and individual performance.

Long-Term Equity Compensation. Our equity-based compensation is designed to motivate executive behavior that results in long-term increased stockholder value and the alignment of our executives’ interest with those of our stockholders. Our equity program is also intended to reward the achievement of long-term corporate objectives and provide an additional long-term retention incentive for our executives.

Options. In the past, upon hire our executives generally received an equity award in the form of a stock option that vests over five years following commencing of their employment, with twenty percent vesting after 12 months of service and the balance vesting quarterly over the following four years. The committee generally believed that a five year vesting schedule for options was appropriate in order to engender long-term service from our executives and to incentivize and reward appreciation of the market value of our common stock over the option term. In some cases, the compensation committee granted options with different vesting schedules based upon the circumstances unique to the hire or grant. For example, upon acquisition of Connecting Neighbors in 2005, we granted Sean Fox, previously the President of Connecting Neighbors and currently our Chief Operating Officer, an option subject to vesting over two and one half years in recognition of his prior service to Connecting Neighbors. In prior years, our executives also received additional grants of stock options from time to time after their hire, based upon our chief executive officer’s recommendations as to each individual’s performance and contributions relative to their existing equity holdings and the holdings of other executive team members.

In June 2009, we obtained a third-party valuation of our common stock that valued our common stock at $1.48 per share. Upon review, our board of directors determined that a substantial number of then outstanding options were significantly underwater. In order to retain and motivate performance of our service providers by providing them with the benefit of options that over time would have a greater potential to increase in value, and to create incentives which it believed would more effectively result in maximizing stockholder value, our board approved an option exchange and re-pricing program in July 2009. Pursuant to this program, the board offered all of our employees and directors the opportunity to exchange previously granted options for new options with an exercise price based upon the fair market value of our common stock as of the grant date of the new options. This program is further described below under the heading “Option Exchange and Re-Pricing.” Executive officers were eligible to participate in the exchange and re-pricing program, and each of our executive officers elected to exchange each of his outstanding options for new options granted in September 2009, as further described under the heading “Outstanding Equity Awards at Fiscal Year End” below.

Restricted Stock Awards. Beginning in December 2006, our compensation committee started granting our executive officers restricted stock awards. With the exception of the options granted pursuant to the option exchange and re-pricing program, and the option granted to Mr. Bowman as described above under the heading “Timing of Compensation Decisions,” the committee has not granted stock options to executives since 2008. In developing the restricted stock award program, the committee focused on long-term executive retention and the achievement of our long-term strategic goals. The committee also sought to design an equity award that would not require expenditures by, or result in tax liability for, the executives prior to the vesting of the award.

Under the restricted stock awards, restricted shares of our common stock are issued to executives in consideration of services rendered. Grants generally are subject to one-time vesting on the four year anniversary of the date of grant. To date, executives that have received restricted stock awards have not filed Section 83(b) elections under the Code. Accordingly, executives will be subject to tax at ordinary income rates only upon a vesting event and based upon the fair market value of the shares at the time of such event.

In January 2009, the committee approved the grant of additional restricted stock awards to each of our named executive officers. The vesting of these awards is subject to acceleration in various circumstances, including:

•	partial acceleration upon the death or disability of the executive, based upon the number of months that have elapsed since the vesting commencement date divided by 48;

•	for our named executive officers other than Mr. Zamani, full acceleration upon a involuntary termination of employment, or a voluntary resignation/forced termination for good reason, within twelve months after our change in control or initial public offering of our securities, or, in the absence of a termination or resignation, upon the date twelve months after such change in control or initial public offering; and

•	for Mr. Zamani, full acceleration upon a involuntary termination of employment, or a voluntary resignation/forced termination for good reason, within six months after our change in control or the initial public offering of our securities, or, in the absence of a termination or resignation, upon the date six months after such change in control or initial public offering.

See “Potential Payments Upon Termination or Change in Control” below for more information regarding the acceleration terms of the restricted stock awards.

The size of the restricted stock awards granted to each executive officer in 2009 were not based upon any formula, benchmark or market comparisons, but rather were based upon the committee’s subjective judgment and set on a case-by-case basis. The number of shares subject to each award amount was set by the compensation committee at a level that was intended to create a meaningful opportunity for stock ownership based upon the executive’s position, the level of contribution expected of him in future periods, his personal performance in recent periods and a comparison of award and compensation levels in prior years. The committee also specifically sought to engender long-term retention and to motivate executives to contribute to the achievement of our strategic goals of a change in our control at an appreciated valuation, or the initial public offering of our securities. Accordingly, the committee took into account the number of unvested options and restricted stock awards held by the officer, and the acceleration terms applicable to those awards, in order to maintain an appropriate level of retention and incentive value for the individual. The relative weight given to each of these factors varied from individual to individual.

In January 2009, the committee also determined to grant Mr. Zamani an additional restricted stock award for 114,495 shares of our common stock, effective upon completion of the first half of our fiscal year, if our EBITDA for such period exceeded our plan targets for the first half of the fiscal year. The compensation committee approved this award, which vests four years from the grant date and has the same acceleration terms as the grant he received in January 2009, after considering Mr. Zamani’s compensation levels in prior periods, his prior performance and the committee’s expectations for him with respect to achieving significant and sustained levels of financial growth in the first half of the year. Based on our financial performance, this grant was made in July 2009.

2010 Equity Program. In February 2010, the committee approved the grant of additional restricted stock awards to our executive officers. The committee determined that, assuming the successful completion of this offering and the retention of our named executive officers throughout the following year period thereafter, the primary goals of the prior restricted stock award program had been achieved. The committee sought to continue to incentivize our executives to remain with us over the long-term, however, and to enable our executives, along with our stockholders, to recognize the value of their equity holdings over a significant period of time based upon our long-term successful financial performance and growth. The committee determined that granting additional restricted stock awards with a four-year vesting schedule that is not subject to any acceleration and in which the shares subject to the awards will vest 50% two years from the vesting commencement date, with the remaining 50% vesting annually over the following two years, would meet these objectives. The grants were issued in consideration of prior services rendered and are subject to the terms of a restricted stock award agreement entered into with each executive.

Exercise/Purchase Price of Equity Awards. The exercise price of stock options, and the deemed purchase price of restricted stock awarded in consideration of services rendered, granted to our executives in 2009 was equal to or greater than the fair market value of our common stock on the grant date. As a privately held company, our board of directors has historically determined the fair market value of our common stock based on various factors, including (i) our recent and historical company performance; (ii) our liquidity and cash resources; (iii) our projections regarding our future financial results; (iv) company developments since the last time option grants were approved by our board of directors; (v) independent third party valuations; (vi) the value of peer companies; and (vii) the rights, preferences and privileges of our preferred stock relative to those of our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information. Upon the completion of this offering, we will utilize the trading price of our common stock on the date of grant.

Executive Equity Ownership. We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives. We have a policy that, once we become a publicly traded company following this offering, we will not permit our executives to sell short our stock, will prohibit our executives from holding our stock in a margin account, and will discourage the purchase and sale of exchange-traded options on our stock by our executives.

Compensation Committee Philosophy on Change in Control and Severance Benefits

Pursuant to our employment agreements with them, our named executive officers may receive certain cash payments, continuation of insurance benefits, and acceleration of vesting under outstanding equity awards granted prior to 2010 in connection with a termination of employment or a change in control. See “Executive Employment Agreements” and “Potential Payments Upon Termination or Change in Control” below for more information. When establishing these arrangements, the compensation committee believed that they were necessary to attract or retain qualified executives who may have attractive alternatives absent these benefits. With respect to benefits related to our change of control specifically, the committee elected to provide for these benefits in order to mitigate some of the risk that existed for executives working in an environment where there was a meaningful likelihood that we might have been acquired. The committee sought to provide change of control-related arrangements which would allow executives to focus on the value of strategic alternatives to stockholders without concern for the impact of a change of control on their continued employment.

Although the terms of each arrangement were not based on any set formula or plan and were determined in negotiation with the applicable named executive officer, for officers other than Mr. Zamani the range of the terms are generally consistent with some variation. For example, cash severance payments for such officers range in amount from three months to six months of annual base salary. Mr. Zamani’s arrangements generally differ from and may exceed those of the other executive officers. For example, his cash severance payment is equal to his annual salary and target bonus amount. The committee felt that these terms were appropriate for the chief executive officer based upon his role as a founder, his prior experience, the responsibilities of his position and general market terms for lead executives. Our restricted stock awards also include terms which provide for potential acceleration upon death or disability, or in connection with a change of control or an initial public offering of our securities, as described under and for the reasons provided above under the heading “Restricted Stock Awards.”

Effect of Accounting and Tax Treatment on Compensation Decisions

We consider the anticipated accounting and tax implications to us and our executives in determining our compensation programs. However, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives. Section 162(m) of the Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Summary Compensation Table

The following table sets forth the total compensation earned for services rendered by our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers whose total compensation for the year ended December 31, 2009 was in excess of $100,000 and who were serving as executive officers at the end of that fiscal year. The listed individuals are referred to herein as the named executive officers.

							Non-Equity
Name and Principal					Stock	Option	Incentive Plan
Position	Year	Salary	Bonus(1)		Awards(2)	Awards(3)	Compensation(4)	Total

Payam Zamani	2009	$308,550	$—		$288,527	$—	$703,276	$1,300,353
President, Chief Executive Officer and Chairman
Sean Fox	2009	$208,000	$40,000	(5)	$39,000	$81,478	$96,432	$464,910
Chief Operating Officer
Brian Bowman	2009	$220,000	$40,050	(6)	$78,000	$28,607 (7)	$110,990	$477,647
Chief Marketing Officer
W. Samuel Veazey	2009	$185,000	$65,000	(8)	$26,000	$13,846	$85,334	$375,180
Chief Financial Officer
William Perrault	2009	$155,000	$10,050	(9)	$26,000	$5,791	$44,740	$241,581
Vice President, Information Technology

(1)	Unless otherwise noted, represents amounts otherwise payable to Mr. Zamani, our chief executive officer, as non-equity incentive plan compensation in the aggregate amount of $130,000 pursuant to his incremental bonus plan for 2009, but which were approved by the compensation committee for reallocation to named executive officers as discretionary bonus. This reallocation was made upon the recommendation and voluntary election of Mr. Zamani, and was in addition to the reallocation of additional amounts otherwise payable to him as non-equity incentive plan compensation pursuant to his incremental bonus plan for 2009 in the amounts of $50,000 to mid-level management and $25,000 to the Mona Foundation for relief and reconstruction of schools in Haiti.

(2)	With respect to stock awards, reflects the grant date fair value, which was calculated by multiplying the fair market value of a share of our common stock on the grant date, as determined by our board of directors, by the number of shares awarded.

(3)	Unless otherwise noted, reflects the incremental fair value, calculated as of the grant date in accordance with FASB ASC Topic 718, of options issued to the named executive officers in exchange for the cancellation of a certain number of underwater options previously granted to them in prior years, as described below in “Option Exchange and Re-pricing.” These amounts have been determined based upon the assumptions set forth in Note 8 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(4)	Represents performance-based bonuses paid to our named executive officers under our performance-based cash target bonus plan and our incremental bonus plan for the year ended December 31, 2009.

(5)	Represents a discretionary bonus in the amount of $40,000 granted in connection with the reallocation of non-equity incentive plan compensation otherwise payable to Mr. Zamani pursuant to his incremental bonus plan for 2009, as further described in footnote (1) to this table.

(6)	Represents (a) a discretionary bonus in the amount of $40,000 granted in connection with the reallocation of non-equity incentive plan compensation otherwise payable to Mr. Zamani pursuant to his incremental bonus plan for 2009, as further described in footnote (1) to this table, and (b) a discretionary bonus in the amount of $50 granted under our employee spot bonus program.

(7)	Of this amount, $11,479 reflects the fair value, calculated as of the grant date in accordance with FASB ASC Topic 718, of a new options issued to Mr. Bowman. This amount has been determined based upon the assumptions set forth in Note 8 to our consolidated financial statements for the year ended December 31, 2009.

(8)	Represents (a) a discretionary bonus in the amount of $40,000 granted in connection with the reallocation of non-equity incentive plan compensation otherwise payable to Mr. Zamani pursuant to his incremental bonus plan for 2009, as further described in footnote (1) to this table, and (b) a discretionary bonus in the amount of $25,000 granted by our board of directors upon the recommendation of our chief executive officer for contributions made during the year ended December 31, 2009 in connection with our preparation for our initial public offering.

(9)	Represents (a) a discretionary bonus in the amount of $10,000 granted in connection with the reallocation of non-equity incentive plan compensation otherwise payable to Mr. Zamani pursuant to his incremental bonus plan for 2009, as further described in footnote (1) to this table, and (b) a discretionary bonus in the amount of $50 granted under our employee spot bonus program.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to stock and option awards and other plan-based awards granted during the year ended December 31, 2009 to our named executive officers:

			Estimated Future
			Payouts Under		All Other Stock	All Other Option
			Non-Equity		Awards:	Awards: Number of	Exercise or Base	Grant Date Fair
			Incentive Plan		Number of	Securities	Price of Option	Value of Stock and
Name	Grant Date		Awards(1)		Shares of Stock	Underlying Options(2)	Awards(3)	Option Awards(4)
			Target

Payam Zamani	01/23/2009		$154,275	(5)	—	—	$—	$—
	01/23/2009		$—	(6)	—	—	$—	$—
	01/23/2009		$—		114,495	—	$—	$119,075
	07/01/2009	(7)	$—		114,495	—	$—	$169,452
Sean Fox	01/23/2009		$62,400	(5)	—	—	$—	$—
	01/23/2009		$—	(8)	—	—	$—	$—
	01/23/2009		$—		37,500	—	$—	$39,000
	09/17/2009		$—		—	168,210	$1.60	$81,748
Brian Bowman	01/23/2009		$66,000	(4)	—	—	$—	$—
	01/23/2009		$—	(8)	—	—	$—	$—
	01/23/2009		$—		75,000	—	$—	$78,000
	09/17/2009		$—		—	56,711	$1.60	$17,129
	09/17/2009		$—		—	6,250 (9)	$1.60	$11,479	(10)
W. Samuel Veazey	01/23/2009		$55,500	(4)	—	—	$—	$—
	01/23/2009		$—	(8)	—	—	$—	$—
	01/23/2009		$—		25,000	—	$—	$26,000
	09/17/2009		$—		—	47,825	$1.60	$13,846
William Perrault	01/23/2009		$46,500	(4)	—	—	$—	$—
	01/23/2009		$—	(8)	—	—	$—	$—
	01/23/2009		$—		25,000	—	$—	$26,000
	09/17/2009		$—		—	18,905	$1.60	$5,791

(1)	We award non-equity incentive plan compensation under our performance-based cash target and incremental bonus plans for the year ended December 31, 2009, as described under the section entitled “Compensation Discussion and Analysis.” The amounts listed represent the target amounts that could have been earned for the year ended December 31, 2009. The actual amount earned by each named executive officer for 2009 under these plans is set forth above in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column.

(2)	Unless otherwise noted, all option awards reflect the grant of new options in return for the cancellation of underwater options granted in prior years. Each of the new grants was issued with the same vesting commencement date and vesting terms as the corresponding cancelled grant. See the section entitled “Option Exchange and Re-pricing” for more information.

(3)	Reflects the per share fair market value of our common stock on the grant date, as determined by our board of directors on such date based on various factors, including independent third party valuations of our common stock.

(4)	With respect to option awards and unless otherwise noted, reflects the incremental fair value, calculated as of the grant date in accordance with FASB ASC Topic 718, of options issued to the named executive officers in exchange for the cancellation of a certain number of underwater options previously granted to them in prior years, as described in “Option Exchange and Re-pricing.” These amounts have been determined based upon the assumptions set forth in Note 8 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

With respect to stock awards, reflects the grant date fair value, which was calculated by multiplying the fair market value of a share of our common stock on the grant date, as determined by our board of directors, calculated as of the grant date in accordance with FASB ASC Topic 718, by the number of shares awarded. These amounts have been determined based upon the assumptions set forth in Note 8 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(5)	Assumes achievement of 100% of each of the named executive officer’s goals for each quarter of the year ended December 31, 2009 under our 2009 performance-based cash target bonus plan. See the section entitled “Compensation Discussion and Analysis” for more information.

(6)	Reflects Mr. Zamani’s 2009 incremental bonus plan, under which there is no target amount. Under this plan, Mr. Zamani was eligible to earn incremental bonus for 2009 equal to 25% of the amount by which our Adjusted EBITDA for the year exceeded our annual plan target, subject to our achievement of revenue for the year of the lesser of at least four times revenue for the first quarter of 2009 or approximately $25.8 million. See the section entitled “Compensation Discussion and Analysis” for more information.

(7)	Restricted stock award was approved by our compensation committee on January 23, 2009, to be granted upon completion of the first half of our fiscal year, subject to our achievement of Adjusted EBITDA for such period at or in excess of our plan target for such period. See the section entitled “Compensation Discussion and Analysis” for more information.

(8)	Reflects the named executive officer’s 2009 incremental bonus plan, under which there is no target amount. Under this plan, the named executive officer was eligible to earn incremental bonus for each quarter equal to a percentage of the amount by which our Adjusted EBITDA for such quarter exceeded our quarterly financial plan targets. The percentage rates for our named executive officers under the incremental bonus plan ranged from 0.93% to 1.32%. See the section entitled “Compensation Discussion and Analysis” for more information.

(9)	Reflects the grant of a new option. See the section entitled “Compensation Discussion and Analysis” for more information.

(10)	Reflects the fair value of the option award, calculated as of the grant date in accordance with FASB ASC Topic 718. This amount has been determined based upon the assumptions set forth in Note 8 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

Option Exchange and Re-pricing

On July 31, 2009, we offered our employees and directors holding options with an exercise price equal to or greater than $2.00 per share the opportunity to exchange their options based on an exchange ratio determined by the exercise price of the option held for new options having an exercise price of $1.60 per share. The exchange and re-pricing program was available through August 28, 2009, the time frame required by securities law, and was completed on September 17, 2009. As a result of the exchange, options to purchase 674,806 shares of common stock with exercise prices ranging from $3.00 to $6.00 were exchanged for options to purchase 544,582 shares of common stock. The aggregate incremental fair value of the new options over the exchanged options was $194,000, of which $170,000 was immediately recognized as an expense for shares vested as of the exchange date.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to the outstanding equity awards held by our named executive officers as of December 31, 2009:

	Option Awards						Stock Awards
			Number of	Number of				Number of	Market Value
			Securities	Securities				Shares or	of Shares
			Underlying	Underlying				Units of	or Units of
			Unexercised	Unexercised	Option	Option		Stock That	Stock That
	Grant		Options	Options	Exercise	Expiration	Grant	Have Not	Have Not
Name	Date(1)		Exercisable	Unexercisable(2)	Price	Date	Date(3)	Vested	Vested(4)

Payam Zamani	—		—	—	$—	—	01/23/2009	114,495	$666,361
							07/01/2009	114,495	$666,361
Sean Fox	09/17/2009	(5)	73,431	—	$1.60	09/17/2019	—	—	$—
	09/17/2009	(6)	54,124	2,848	$1.60	09/17/2019	—	—	$—
	09/17/2009	(7)	37,807	—	$1.60	09/17/2019	—	—	$—
	—		—	—	$—	—	04/26/2007	25,000	$145,500
	—		—	—	$—	—	05/12/2008	50,000	$291,000
	—		—	—	$—	—	01/23/2009	37,500	$218,250
	—		—	—	$—	—	—	—	$—
Brian Bowman	09/17/2009	(8)	34,201	22,510	$1.60	09/17/2019	—	—	$—
	09/17/2009	(9)	3,750	2,500	$1.60	09/17/2019	—	—	$—
	—		—	—	$—	—	12/7/2006	50,000	$291,000
	—		—	—	$—	—	01/1/2008	100,000	$582,000
	—		—	—	$—	—	01/23/2009	75,000	$436,500
W. Samuel Veazey	09/17/2009	(10)	14,451	2,517	$1.60	09/17/2019	—	—	$—
	09/17/2009	(11)	2,851	930	$1.60	09/17/2019	—	—	$—
	09/17/2009	(12)	12,151	14,925	$1.60	09/17/2019	—	—	$—
	—		—	—	$—	—	12/7/2006	25,000	$145,500
	—		—	—	$—	—	07/31/2007(13)	25,000	$145,500
	—		—	—	$—	—	05/12/2008	25,000	$145,500
	—		—	—	$—	—	01/23/2009	25,000	$145,500
William Perrault	09/17/2009	(14)	2,585	440	$1.60	09/17/2019	—	—	$—
	09/17/2009	(15)	1,597	1,050	$1.60	09/17/2019	—	—	$—
	09/17/2009	(16)	7,316	5,917	$1.60	09/17/2019	—	—	$—
	—		—	—	$—	—	04/26/2007	25,000	$145,500
	—		—	—	$—	—	05/12/2008	25,000	$145,500
	—		—	—	$—	—	01/23/2009	25,000	$145,500

(1)	Unless otherwise noted, 20% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and the remainder vest in equal quarterly installments over a 16 quarter period thereafter.

(2)	Unless otherwise noted, all options may be exercised pursuant to the corresponding stock option agreement prior to vesting. Any shares purchased prior to vesting are subject to our right of repurchase in the event the named executive officer ceases to provide services for any reason, which right lapses in accordance with the vesting schedule of the option. This column therefore represents the unvested shares subject to the option, and the exercisable column represents the vested shares subject to the option, notwithstanding the fact that the entire option is currently exercisable.

(3)	Unless otherwise noted, 100% of the shares subject to the restricted stock award vest on the four year anniversary of the vesting commencement date. See the section entitled “Executive Compensation—Potential Payments upon Termination or Change in Control” for a description of additional vesting which may occur in connection with a named executive officer’s termination, death or disability, or our change in control or the initial public offering of our securities.

(4)	Calculated by multiplying (i) $5.82, the fair market value of a share of our common stock on December 31, 2009 by (ii) the number of shares subject to the restricted stock award.

(5)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 80,556 shares originally issued on January 25, 2005. 20% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and the remainder vest in equal quarterly installments over a six quarter period thereafter. The vesting commencement date of this option was January 25, 2005.

(6)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 62,500 shares originally issued on January 25, 2005. The vesting commencement date of this option was January 25, 2005.

(7)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 50,000 shares originally issued on November 15, 2005. 25% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and the remainder vest in equal quarterly installments over a 12 quarter period thereafter. The vesting commencement date of this option was November 25, 2005.

(8)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 75,000 shares originally issued on December 7, 2006. The vesting commencement date of this option was November 1, 2006.

(9)	Represents grant of option based on performance, originally issued on September 17, 2009. The vesting commencement date of this option was November 1, 2006.

(10)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 20,000 shares originally issued on July 14, 2005. The vesting commencement date of this option was June 1, 2005.

(11)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 5,000 shares originally issued on February 3, 2006. The vesting commencement date of this option was February 3, 2006.

(12)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 37,500 shares originally issued on July 31, 2007. The vesting commencement date of this option was July 31, 2007.

(13)	100% of the shares subject to the restricted stock award vest on December 7, 2010. See the section entitled Executive Compensation—Potential Payments upon Termination or Change in Control for a description of additional vesting which may occur in connection with a named executive officer’s termination, death or disability, or our change in control or the initial public offering of our securities.

(14)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 4,000 shares originally issued on November 15, 2005. The vesting commencement date of this option was September 26, 2005.

(15)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 3,500 shares originally issued on December 7, 2006. The vesting commencement date of this option was October 1, 2006.

(16)	Represents grant of option pursuant to our option exchange and re-pricing program in exchange for cancellation of an option to purchase 17,500 shares originally issued on January 17, 2007. The vesting commencement date of this option was December 21, 2006.

Option Exercises and Stock Vested

None of our named executive officers exercised options, or became vested in shares of stock subject to stock awards, during our year ended December 31, 2009.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

Our named executive officers are eligible to receive certain payments and benefits in connection with the following events pursuant to the terms of employment agreements, option agreements and/or restricted stock purchase agreements. The terms cause, resignation without cause and forced termination and change in control used below have the meanings given to them in the applicable agreements with us which we have filed as exhibits to the registration statement on Form S-1 of which this prospectus is a part. The term cause generally includes the executive’s refusal to perform assigned duties, acts of personal dishonesty intended to result in substantial personal enrichment, acts which have a material detrimental effect on us or constitute gross misconduct and are injurious to us, felony convictions which materially impair the ability to perform duties, improper use or disclosure of confidential information and the executive’s material breach of an employment agreement with us. The terms involuntary termination without cause and forced termination generally mean the executive’s resignation in connection with the occurrence of certain events, which generally include a disproportionate salary reduction, materially adverse changes in responsibilities, an involuntary relocation of greater than a certain number of miles or our material breach of the executive’s employment agreement. The term change in control generally means the acquisition of our company pursuant to which our stockholders prior to the event do not retain at least a majority of our outstanding voting securities after such event, or the sale of all or substantially all of our assets.

Termination without Cause

Upon his involuntary termination without cause, Mr. Zamani will receive a lump sum cash payment equal to his then annual base salary, plus his corresponding annual target bonus amount. During the twelve months following his termination without cause, we will also subsidize Mr. Zamani, to the same extent as all active employees and subject to his timely electing COBRA continuation coverage, for all group health, dental and vision premiums for the plans under which he and his eligible dependents were covered at the time of his termination for the lesser of twelve months or until the date on which he and his eligible dependents become covered under similar plans of another employer. Shares subject to all equity awards held by Mr. Zamani that are subject to vesting or forfeiture will accelerate in an additional twelve months of vesting upon his termination without cause. In addition, if such termination without cause occurs within twelve months following our change in control, 100% of the shares subject to all of his outstanding equity awards will vest at the time of such termination. If his termination without cause occurs within six months after our initial public offering of securities, 100% of the shares of restricted stock subject to each of our restricted stock agreements with Mr. Zamani will vest. Mr. Zamani’s right to receive the foregoing benefits (other than with respect to accelerated vesting of his restricted stock awards upon a termination without cause within six months after our change in control or our initial public offering of securities) is subject to his execution of a release of claims against us, and such benefits would terminate upon his breach of certain non-compete and non-solicitation provisions in his employment agreement.

Upon an involuntary termination without cause, each of our other named executive officers, other than Mr. Zamani, will receive cash severance payments equal, as applicable, in aggregate to three or six months of his annual base salary, payable over the corresponding period pursuant to our regular payroll procedures, and continuation of health benefits during the same period. If the involuntary termination without cause occurs within twelve months following a change in control, 50% of the then unvested shares subject to the options held by such other named executive officer will vest upon such event. If such involuntary termination without cause occurs within six, or in some cases within twelve, months after our change in control, and in some cases our initial public offering of securities, 100% of the shares subject to our restricted stock agreements with such other named executive officers will vest at the time of such termination. In the case of Mr. Fox and Mr. Perrault, however, this acceleration would occur only with respect to the options held by them which are exercisable for 50,000 and 17,500 shares, respectively.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of a termination without cause in the circumstances noted below, assuming that such event occurred on December 31, 2009:

		Cash Severance	Continuation of	Value of Option	Value of Restricted Stock
Name	Event	Payment(1)	Benefits(2)	Acceleration(3)	Acceleration(3)	Total

Payam Zamani(4)	A	$462,825	$10,652	$—	$—	$473,477
	B	$462,825	$10,652	$—	$1,332,722	$1,806,199
	C	$462,825	$10,652	$—	$1,332,722	$1,806,199
	D	$462,825	$10,652	$—	$1,332,722	$1,806,199

		Cash Severance	Continuation of	Value of Option	Value of Restricted Stock
Name	Event	Payment(1)	Benefits(2)	Acceleration(3)	Acceleration(3)	Total

Sean Fox	A	$104,000	$5,326	$—	$—	$109,326
	B	$104,000	$5,326	$—	$654,750	$764,076
	C	$104,000	$5,326	$—	$363,750	$473,076
	D	$104,000	$5,326	$—	$509,250	$618,576
	E	$104,000	$5,326	$—	$218,250	$327,576
Brian Bowman	A	$55,000	$—	$—	$—	$55,000
	B	$55,000	$—	$52,771	$1,309,500	$1,417,271
	C	$55,000	$—	$52,771	$727,500	$835,271
	D	$55,000	$—	$—	$1,018,500	$1,073,500
	E	$55,000	$—	$—	$436,500	$491,500
W. Samuel Veazey	A	$92,500	$5,326	$—	$—	$97,826
	B	$92,500	$5,326	$38,768	$582,000	$718,594
	C	$92,500	$5,326	$38,768	$436,500	$573,094
	D	$92,500	$5,326	$—	$291,000	$388,826
	E	$92,500	$5,326	$—	$145,500	$243,326
William Perrault	A	$38,750	$—	$—	$—	$38,750
	B	$38,750	$—	$12,486	$436,500	$487,736
	C	$38,750	$—	$12,486	$291,000	$342,236
	D	$38,750	$—	$—	$291,000	$329,750
	E	$38,750	$—	$—	$145,500	$184,250

A	Termination without Cause in Absence of Change in Control or IPO.

B	Termination without Cause within 6 months after Change in Control.

C	Termination without Cause within 6 to 12 months after Change in Control.

D	Termination without Cause within 6 months after IPO.

E	Termination without Cause within 6 to 12 months after IPO.

(1)	Cash severance payments are payable over three months pursuant to regular payroll procedures for Mr. Bowman and Mr. Perrault, and over six months pursuant to regular payroll procedures for Mr. Veazey and Mr. Fox. Cash severance payment for Mr. Zamani is equal to his annual base salary at December 31, 2009, plus his annual bonus target amount of $154,275 for the year ended December 31, 2009, and is payable in a lump sum.

(2)	Represents the aggregate value of continuation of health insurance benefits after the date of termination. For the purposes of this calculation, expected costs have not been adjusted for any likelihood that the executives will find other employment.

(3)	Represents the aggregate value of the accelerated vesting of the named executive officer’s unvested stock options and shares of restricted stock, as applicable.

With respect to each option award, amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2009, $5.82, and the applicable exercise price of such option award, by (ii) the assumed number of option shares subject to such award vesting on an accelerated basis on December 31, 2009.

With respect each restricted stock awards, amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2009, $5.82, and the applicable purchase price of such award, by (ii) the assumed number of shares of restricted stock subject to such award vesting on an accelerated basis on December 31, 2009. For any award of restricted stock with a purchase price greater than $5.82, no additional value is represented by the acceleration of outstanding unvested shares of restricted stock subject to such award.

(4)	Mr. Zamani’s right to receive the listed benefits (other than with respect to accelerated vesting of his restricted stock awards upon a termination without cause within six months after our change in control or initial public offering) is subject to his execution of a release of claims against us, and such benefits would terminate upon his breach of certain non-compete and non-solicitation provisions in his employment agreement.

Resignation for Good Reason/Forced Termination

Upon his resignation for good reason, Mr. Zamani will receive a lump sum cash payment equal to his then annual base salary, plus his corresponding annual target bonus amount. During the twelve months following his resignation for good reason, we will also subsidize Mr. Zamani, to the same extent as all active employees and subject to his timely electing COBRA continuation coverage, for all group health, dental and vision premiums for the plans under which he and his eligible dependents were covered at the time of his resignation for good reason for the lesser of twelve months or until the date on which he and his eligible dependents become covered under similar plans of another employer. In addition, shares subject to any equity awards held by Mr. Zamani that are subject to vesting or forfeiture will accelerate in an additional twelve months of vesting upon his resignation for good reason. If his resignation for good reason occurs within twelve months following our change in control, 100% of the shares subject to his outstanding equity awards will vest at the time of such resignation for good reason. If such resignation for good reason occurs within six months after our change in control or initial public offering of securities, 100% of the shares of restricted stock subject to each of our restricted stock agreements with Mr. Zamani will also vest at the time of such resignation. Mr. Zamani’s right to receive the foregoing benefits (other than with respect to accelerated vesting of his restricted stock awards upon a resignation for good reason within six months after our change in control or initial public offering of securities) is subject to his execution of a release of claims against us, and such benefits would terminate upon his breach of certain non-compete and non-solicitation provisions in his employment agreement.

Upon a forced termination of a named executive officer, other than Mr. Zamani, that occurs within 12 months following a change in control, 50% of the then unvested shares subject to all or certain options held by such officer will vest upon such event. If a resignation for good reason of a named executive officer, other than Mr. Zamani, occurs within six, or in some cases within twelve, months after a change in control, and in some cases our initial public offering of securities, 100% of the shares subject to our restricted stock agreements with such officer will vest at the time of such resignation for good reason. Other than Mr. Zamani, our named executive officers are not eligible to receive any cash payments or continuation of benefits in connection with a resignation for good reason/forced termination.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of a resignation for good reason in the circumstances noted below, assuming that such event occurred on December 31, 2009:

		Cash		Value of
		Severance	Continuation	Restricted Stock
Name	Event	Payment(1)	of Benefits(2)	Acceleration(3)	Total

Payam Zamani(4)	A	$462,825	$10,652	$—	$473,477
	B	$462,825	$10,652	$1,332,722	$1,806,199
	C	$462,825	$10,652	$1,332,722	$1,806,199
	D	$462,825	$10,652	$1,332,722	$1,806,199
Sean Fox	A	$—	$—	$—	$—
	B	$—	$—	$654,750	$654,750
	C	$—	$—	$363,750	$363,750
	D	$—	$—	$509,250	$509,250
	E	$—	$—	$218,250	$218,250

		Cash
		Severance	Continuation	Value of Restricted
Name	Event	Payment(1)	of Benefits(2)	Stock Acceleration(3)	Total

Brian Bowman	A	$—	$—	$—	$—
	B	$—	$—	$1,309,500	$1,309,500
	C	$—	$—	$727,500	$727,500
	D	$—	$—	$1,018,500	$1,018,500
	E	$—	$—	$436,500	$436,500
W. Samuel Veazey	A	$—	$—	$—	$—
	B	$—	$—	$582,000	$582,000
	C	$—	$—	$436,500	$436,500
	D	$—	$—	$291,000	$291,000
	E	$—	$—	$145,500	$145,500
William Perrault	A	$—	$—	$—	$—
	B	$—	$—	$436,500	$436,500
	C	$—	$—	$291,000	$291,000
	D	$—	$—	$291,000	$291,000
	E	$—	$—	$145,500	$145,500

A	Termination without Cause in Absence of Change in Control or IPO.

B	Termination without Cause within 6 months after Change in Control.

C	Termination without Cause within 6 to 12 months after Change in Control.

D	Termination without Cause within 6 months after IPO.

E	Termination without Cause within 6 to 12 months after IPO.

(1)	Cash severance payments are payable over three months pursuant to regular payroll procedures for Mr. Bowman and Mr. Perrault, and over six months pursuant to regular payroll procedures for Mr. Veazey and Mr. Fox. Cash severance payment for Mr. Zamani is equal to his annual base salary at December 31, 2009, plus his annual bonus target amount of $154,275 for fiscal year 2009, and is payable in a lump sum.

(2)	Represents the aggregate value of continuation of health insurance benefits after the date of termination. For the purposes of this calculation, expected costs have not been adjusted for any likelihood that the executives will find other employment.

(3)	Represents the aggregate value of the accelerated vesting of the named executive officer’s unvested stock options and shares of restricted stock, as applicable. With respect each restricted stock awards, amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2009, $5.82, and the applicable purchase price of such award, by (ii) the assumed number of shares of restricted stock subject to such award vesting on an accelerated basis on December 31, 2009. For any award of restricted stock with a purchase price greater than $5.82, no additional value is represented by the acceleration of outstanding unvested shares of restricted stock subject to such award.

(4)	Mr. Zamani’s right to receive the listed benefits (other than with respect to accelerated vesting of his restricted stock awards upon a resignation for good reason within six months after our change in control or initial public offering) is subject to his execution of a release of claims against us, and such benefits would terminate upon his breach of certain non-compete and non-solicitation provisions in his employment agreement.

Change in Control or Initial Public Offering

Certain of our restricted stock award agreements with our named executive officers provide that 100% of the shares of restricted stock subject to such agreements will vest either on the date which is six, or in some cases twelve, months following our change in control or initial public offering of our securities.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers in connection with our change of control or initial public offering of securities, assuming that such event occurred either six or twelve months prior to December 31, 2009:

		Value of Restricted
Name	Event	Stock Acceleration(1)

Payam Zamani	Six Months after Change in Control or IPO	$1,332,722
Sean Fox	Six Months after Change in Control or IPO	$291,000
	Twelve Months after Change in Control or IPO	$218,250
Brian Bowman	Six Months after Change in Control or IPO	$582,000
	Twelve Months after Change in Control or IPO	$436,500
W. Samuel Veazey	Six Months after Change in Control or IPO	$145,500
	Twelve Months after Change in Control or IPO	$145,500
William Perrault	Six Months after Change in Control or IPO	$145,500
	Twelve Months after Change in Control or IPO	$145,500

(1)	Represents the aggregate value of the accelerated vesting of the named executive officer’s unvested stock shares of restricted stock. Amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2009, $5.82, and the applicable purchase price of such award, by (ii) the assumed number of shares of restricted stock subject to such award vesting on an accelerated basis on December 31, 2009. For any award of restricted stock with a purchase price greater than $5.82, no additional value is represented by the acceleration of outstanding unvested shares of restricted stock subject to such award.

Death/Disability

Each of the restricted stock award agreements with our named executive officers provide that, upon the death or disability of the named executive officer, a number of shares of restricted stock held by him will vest upon such event equal to the number of shares of restricted stock subject to the agreement, multiplied by (i) the nearest number of whole months that have elapsed since the vesting commencement date, divided by (ii) 48.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of a death or disability, assuming that such event occurred on December 31, 2009:

Value of Restricted
Name	Stock Acceleration(1)

Payam Zamani	$236,002
Sean Fox	$268,266
Brian Bowman	$615,344
W. Samuel Veazey	$318,281
William Perrault	$190,969

(1)	Represents the aggregate value of the accelerated vesting of a number of shares of restricted stock subject to each award held by the named executive officer equal to the total number of shares of restricted stock subject to such award, multiplied by (i) the nearest number of whole months that have elapsed since the vesting commencement date of such award, divided by (ii) 48. Amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2009, $5.82, and the applicable purchase price of such award, by (ii) the assumed number of shares of restricted stock subject to such award vesting on an accelerated basis on December 31, 2009. For any award of restricted stock with a purchase price greater than $5.82, no additional value is represented by the acceleration of outstanding unvested shares of restricted stock subject to such award.

None of the above tables include:

•	any accrued benefits that were earned and payable as of December 31, 2009, including bonuses deemed earned by the executive pursuant to the terms of our performance-based cash target plan and our incremental bonus plan;

•	payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of the named executive officers; or

•	the value to the executive of the continuing right to indemnification and continuing coverage under our directors’ and officers’ liability insurance (if applicable).

Executive Employment Agreements

We have entered into employment letter agreements with each of our named executive officers, which are summarized below. For additional information regarding executive bonuses and severance and/or other benefits to be payable in connection with a named executive officer’s termination, death or disability, or in connection with our change in control and/or the initial public offering of our securities, see the sections under the heading “Executive Compensation” entitled “Compensation Discussion and Analysis,” and “Potential Payments upon Termination or Change in Control,” respectively. For information regarding defined terms referenced below, see the section titled “Potential Payments upon Termination or Change in Control” and the applicable agreements with us which we have filed as exhibits to the registration statement on Form S-1 of which this prospectus is a part. For additional information regarding equity awards, see the tables under the heading “Executive Compensation” entitled “Summary Compensation Table,” “Grants of Plan-Based Awards” and “Outstanding Awards at Fiscal Year-End.” We intend to enter into new employment agreements with each of our executive officers prior to the effectiveness of the registration statement of which this prospectus is a part.

Payam Zamani

We entered into an employment agreement with Payam Zamani, our President and Chief Executive Officer, in August 2005. Mr. Zamani’s annual base salary, which was initially $275,000, was increased to $308,550, effective November 2007. The agreement provides that Mr. Zamani is eligible to receive an annual bonus of up to 50% of his base salary based upon various financial and/or other goals to be established by the compensation committee. The compensation committee subsequently approved the payment of this bonus on a quarterly basis.

The agreement provides that Mr. Zamani is eligible to receive equity compensation awards as determined by the compensation committee. Any award which permits exercise post termination will be exercisable for at least one year after termination if such termination is without cause or is a resignation for good reason (as such terms are defined in the agreement).

Pursuant to the agreement, Mr. Zamani has agreed that for one year following the termination of his employment with us for any reason, he will not provide labor, services, advice or assistance to any of our competitors, or solicit any of our employees. Mr. Zamani’s agreement also provides for certain severance and/or other benefits to be payable in connection with his termination, death or disability, or in connection with our change in control and/or the initial public offering of our securities.

Sean Fox

We initially entered into an employment agreement with Mr. Fox in January 2005, pursuant to which he became an Executive Vice President. In November 2005, we entered into an addendum to his agreement, at which time his title changed to Executive Vice President, Real Estate Division. Mr. Fox was subsequently promoted to Chief Operating Officer in May 2008. Mr. Fox’s annual base salary, which was initially $177,155, was increased to $208,000, effective October 2007. The agreement, as amended, provides that Mr. Fox is eligible to receive an annual bonus of up to 30% of his annual base salary, to be paid quarterly, based upon our financial performance and upon performance objectives mutually agreed upon by the Chief Executive Officer and Mr. Fox.

The agreement, as amended, contemplates that Mr. Fox will receive equity awards as provided therein. The agreement, as amended, also provides for certain severance and/or other benefits to be payable in connection with his termination, death or disability or in connection with our change in control and/or the initial public offering of our securities.

Brian Bowman

We entered into an employment agreement with Brian Bowman in October 2006, pursuant to which he initially became our Vice President of Product and Business Development. We subsequently entered into a first addendum to his agreement that was effective as of February 2007. Mr. Bowman’s annual base salary, which was initially $180,000, was increased to $220,000, effective January 2008 and immediately following his promotion to Chief Marketing Officer in December 2007. Pursuant to an informal addendum to his agreement, Mr. Bowman is eligible to receive an annual bonus which is equal to 30% of his current annual base salary, to be paid monthly at the rate of $5,500 per month, subject to his achievement of performance objectives.

The agreement, as amended, contemplates that Mr. Bowman will receive an initial option grant as provided therein. Pursuant to the agreement, as amended, Mr. Bowman has agreed to certain non-compete and non-solicitation terms. The agreement, as amended, also provides for certain severance and/or other benefits to be payable in connection with his termination, or in connection with our change in control and/or the initial public offering of our securities.

W. Samuel Veazey

We entered into an employment agreement with W. Samuel Veazey in May 2005, pursuant to which he initially became our Vice President of Finance and Controller. We subsequently entered into a first addendum to his agreement that was effective as of November 2005, and a second addendum in August 2007 when he became our Executive Vice President of Finance and Controller. In September 2007, Mr. Veazey was promoted to Chief Financial Officer. Mr. Veazey’s annual base salary, which was initially $135,000, was increased to $185,000, effective August 2007. The agreement, as amended, provides that Mr. Veazey is eligible to receive an annual bonus of up to 30% of his annual base salary, to be paid quarterly, based upon our financial performance and upon performance objectives mutually agreed upon by our Chief Executive Officer and Mr. Veazey.

The agreement, as amended, contemplates that Mr. Veazey will receive equity awards as provided therein. Pursuant to the agreement, as amended, Mr. Veazey agreed to certain non-compete and non-solicitation terms. The agreement, as amended, also provides for certain severance and/or other benefits to be payable in connection with his termination, or in connection with our change in control and/or the initial public offering of our securities.

William Perrault

We entered into an executive employment agreement with William Perrault in December 2006, at which time he became our Vice President, Information Technology. Pursuant to his agreement, Mr. Perrault’s annual base salary is $155,000. The agreement provides that Mr. Perrault is eligible to receive an annual bonus of up to 20% of his annual base salary, to be paid quarterly, based upon our financial performance, department performance and individual performance objectives mutually agreed upon by our Chief Executive Officer and Mr. Perrault. Mr. Perrault’s bonus potential was subsequently increased to 30% of his annual base salary for 2009.

Prior to his promotion and in his earlier capacity as a project manager, Mr. Perrault received two option grants. The agreement provides that Mr. Perrault will receive an additional option grant in connection with his promotion as provided therein.

Pursuant to the agreement, Mr. Perrault agreed to certain non-compete and non-solicitation terms. The agreement, as amended, also provides for certain severance and/or other benefits to be payable in connection with his termination, or in connection with our change in control and/or the initial public offering of our securities.

Employee Benefit Plans

2004 Stock Plan

In May 2004, our board of directors adopted, and its shareholders approved, our 2004 Stock Plan. The 2004 Stock Plan provides for the grant of incentive and nonstatutory stock options and stock purchase right awards to employees, consultants and members of our board of directors or of any of parent or subsidiary corporation of ours. However, only options have been granted under the 2004 Stock Plan. Following the completion of this offering, no further options will be granted under the 2004 Stock Plan.

Subject to adjustment in the event of certain changes in capital structure, the maximum aggregate number of shares of common stock authorized for issuance under the 2004 Stock Plan is 1,425,000. As of December 31, 2009, options were outstanding under the 2004 Stock Plan to purchase 736,952 shares of common stock, at a weighted average exercise price of $1.84 per share, and 687,248 shares remained available for future grant. Shares subject to awards that expire, are forfeited or otherwise terminate will again be available for grant under the 2004 Stock Plan.

The 2004 Stock Plan is administered by the compensation committee of our board of directors. Subject to the provisions of the 2004 Stock Plan, the compensation committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. All awards are evidenced by a written agreement between us and the holder of the award. The committee has the authority to construe and interpret the terms of the 2004 Stock Plan and awards granted under it.

In the event of our change in control, the committee may provide for accelerated vesting of outstanding awards and any unvested shares previously acquired pursuant to awards. In addition, the committee has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by the successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the excess, if any, of the fair market value of the shares subject to an award over the purchase price per share under such award.

2010 Equity Incentive Plan

Our 2010 Equity Incentive Plan, or the 2010 Plan, was approved by our board of directors in March 2010 and will be effective upon its approval by our stockholders, currently anticipated prior to the completion of this offering.

A total of 1,750,000 shares of our common stock will be initially authorized and reserved for issuance under the 2010 Plan. This reserve will automatically increase on January 1, 2011 and each subsequent anniversary through 2020, by an amount equal to the smaller of (a) 2.5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) a lesser amount determined by the board. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2010 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2010 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2010 Plan.

Awards may be granted under the 2010 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant.

The 2010 Plan is generally administered by the compensation committee of our board of directors. Subject to the provisions of the 2010 Plan, the committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. However, the compensation committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the 2010 Plan and award guidelines established by the committee. The 2010 Plan authorizes the compensation committee, without further stockholder approval, to provide for the cancellation of underwater stock options or stock appreciation rights in exchange for new at-the-money options or other equity awards or a cash payment. All awards are evidenced by a written agreement between us and the holder of the award. The compensation committee has the authority to construe and interpret the terms of the 2010 Plan and awards granted under it.

In the event of a change in control as described in the 2010 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2010 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2010 Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the statutory limit, which is $16,500 for calendar year 2009 and 2010. Participants that are 50 years or older can also make catch-up contributions, which in calendar year 2009 and 2010 may be up to an additional $5,500 above the statutory limit. The plan permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In the year ended December 31, 2009, we did not make any discretionary or matching contributions.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Person Transactions

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be reviewed and approved or ratified in accordance with policies and procedures that our board of directors intends to adopt effective upon the completion of this offering. Such policies and procedures will require that related person transactions be approved by the audit committee or our board of directors or otherwise in accordance with the then applicable SEC and Nasdaq rules and regulations governing the approval of such transactions. These policies and procedures have not been and will not be applied to the transactions described below.

Related Person Transactions

Since January 1, 2007, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock or entities affiliated with them, had or will have a direct or indirect material interest, other than as described above under the heading Executive Compensation and in the transactions described below.

Securities Issued to Insiders

On March 19, 2007, we issued and sold an aggregate of 876,706 shares of our Series B preferred stock at a per share price of $6.55864, for aggregate consideration of approximately $5.7 million. The table below summarizes purchases of shares of our Series B preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, and any member of the immediate family of or any entities affiliated with any of the foregoing persons. In connection with these sales, we granted the purchasers certain registration rights with respect to their securities. See “Description of Capital Stock—Registration Rights.” Each outstanding share of our preferred stock will be converted automatically into one share of our common stock immediately prior to the completion of this offering.

		Aggregate
	Shares of Series B	Purchase
Purchasers	Preferred Stock	Price

Scale Venture Partners II, LP(1)	304,941	$1,999,998
Entities affiliated with Outlook Ventures(2)	533,648	$3,500,001
Deborah A. Coleman(3)	38,117	$249,998

(1)	Sharon L. Wienbar is a managing director of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, and is a member of our board of directors.

(2)	Consists of 6,938 shares purchased by Outlook Ventures IIP, L.P. and 526,710 shares purchased by Outlook Ventures III, L.P. Randy M. Haykin is a managing director of Outlook Management II LLC, the general partner of Outlook Ventures IIP, L.P. and Outlook Ventures III, L.P., and is a member of our board of directors.

(3)	Deborah A. Coleman is a member of our board of directors.

On August 28, 2008, we issued and sold an aggregate of $1,079,000 principal amount of secured convertible promissory notes that bear interest at a rate of 10% per annum. The notes are secured by a lien on all of our property. The notes mature on the earlier of our (i) change of control; (ii) our liquidation, dissolution or winding up; or (iii) October 1, 2011. Some of the notes require accrued interest to be paid monthly; others require accrued interest to be paid on the maturity date, unless converted earlier into shares of our preferred stock. At any time within the twelve month period following August 27, 2008, the outstanding principal and any accrued but unpaid interest due under the notes was convertible at the option of the holder into either shares of our next preferred equity financing round or shares of our Series B preferred stock at a conversion price of $3.93516 per share. Such conversion price amounts to a 40% discount from the purchase price for shares of Series B preferred stock sold by us in connection with a prior equity financing. The largest aggregate amount of principal outstanding under such notes at any time was $1,079,000. We have not paid any principal under such notes. On August 28, 2009, certain holders of such notes elected to convert the then outstanding principal and accrued but unpaid interest under their respective notes into shares of our Series B preferred stock as described below. After giving effect to this conversion, the aggregate amount of principal outstanding as of December 31, 2009 was $517,000. The aggregate amount of interest paid in cash as of December 31, 2009 under all of the notes is $65,000. There was approximately $4,000 in accrued interest outstanding on the notes as of December 31, 2009. The table below summarizes purchases of these convertible promissory notes by our directors, executive officers, holders of more than 5% of any class of our voting securities, and any member of the immediate family of or any entities affiliated with any of the foregoing persons.

Principal Amount of
Purchasers	Notes

Scale Venture Partners II, LP(1)	$212,000
Entities affiliated with Outlook Ventures(2)	$300,000
2007 Fox Family Trust(3)	$167,000
Deborah A. Coleman(4)	$50,000
Payam Zamani(5)	$200,000
Farhang Zamani(6)	$150,000

(1)	Sharon L. Wienbar is a managing director of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, and is a member of our board of directors.

(2)	Consists of $3,900 principal amount purchased by Outlook Ventures IIP, L.P. and $296,100 principal amount purchased by Outlook Ventures III, L.P. Randy M. Haykin is a managing director of Outlook Management II LLC, the general partner of Outlook Ventures IIP, L.P. and Outlook Ventures III, L.P., and is a member of our board of directors.

(3)	Sean T. Fox, our Chief Operating Officer, is a trustee of the 2007 Fox Family Trust.

(4)	Deborah A. Coleman is a member of our board of directors.

(5)	Payam Zamani is our President and Chief Executive Officer and Chairman of our board of directors.

(6)	Farhang Zamani is the brother of Payam Zamani, our President and Chief Executive Officer and Chairman of our board of directors.

Pursuant to a note conversion agreement dated August 28, 2009, all outstanding principal and accrued interest under the notes then held by the director and holders of more than 5% of any class of our voting securities listed in the table below were converted into an aggregate of 157,097 shares of our Series B preferred stock at a per share price of $3.93516, or an aggregate conversion price of approximately $618,202. In connection with such conversion, the holders of notes that were converted into shares of our Series B preferred stock relinquished their security interest in our property.

		Aggregate
	Shares of Series B	Conversion
Converting Holder	Preferred Stock	Price

Scale Venture Partners II, LP(1)	59,261	$233,200
Entities affiliated with Outlook Ventures(2)	83,859	$330,000
Deborah A. Coleman	13,977	$55,000

(1)	Sharon L. Wienbar is a managing director of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP, and is a member of our board of directors.

(2)	Consists of $3,900 principal amount and $390 in accrued interest converted by Outlook Ventures IIP, L.P. and $296,100 principal amount and $29,610 in accrued interest converted by Outlook Ventures III, L.P. Randy M. Haykin is a managing director of Outlook Management II LLC, the general partner of Outlook Ventures IIP, L.P. and Outlook Ventures III, L.P., and a member of our board of directors.

(3)	Deborah A. Coleman is a member of our board of directors.

In February 2010, our Board approved an amendment to the notes which remained outstanding. Such amendment provided that subject to the note holders agreement to permit a pre-payment of the notes, the completion of our initial public offering would be considered as a liquidation event under the notes entitling the note holders to receive the specified liquidation premium which is equal to twice the original premium of the notes. In June 2010, these notes were repaid in full in an amount equal to the original principal plus a premium of one and one-half times the original principal of the notes in exchange for a full release of all of our obligations under the notes.

Release Agreement

On June 16, 2009, we entered into a release agreement with Behnam Behrouzi, our co-founder and former Chief Technology Officer. Pursuant to the release agreement, we agreed, among other things, to issue Mr. Behrouzi 25,000 shares of our common stock. On the date of issuance and based upon the fair market value of our common stock as determined by our board of directors, these shares had an aggregate value of approximately $36,000.

Repayment of Debt

Between May 2008 and November 2009, we used the personal credit lines of Payam Zamani, our President and Chief Executive Officer and Chairman of our board of directors to improve the Company’s liquidity. The aggregate principal amount that we repaid under these credit lines to Mr. Zamani through December 31, 2009 was $5.9 million; and the largest principal amount outstanding under the credit lines at any time was $396,000. As of December 31, 2009, no amount was outstanding on our borrowings under the credit lines for working capital purposes. On August 7, 2008, our board of directors approved the payment of a monthly usage fee in the amount of 6% of the daily average balance during each month between April 2008 and November 2009 that we borrowed under the credit lines, which totaled $280,000 in the aggregate.

Employment

The sister of Payam Zamani, our President and Chief Executive Officer and Chairman of our board of directors, has been employed as our Senior National Sales Executive since 2004. For the year ended December 31, 2007, she received compensation equal to approximately $157,000, representing base salary plus bonus/commission.

Amended and Restated Investor Rights Agreement

We have entered into an investor rights agreement with the purchasers of our outstanding redeemable convertible preferred stock, including entities with which certain of our directors are affiliated, and certain holders of our outstanding common stock, including certain of our executive officers. As of December 31, 2009, the holders of up to 7,767,686 shares of our common stock, including the common stock issuable upon the conversion of our preferred stock and upon the exercise of warrants, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights and other registration rights held by certain holders of our common stock, see “Description of Capital Stock—Registration Rights.”

Amended and Restated Right of First Refusal and Co-Sale Agreement

We have entered into a right of first refusal and co-sale agreement with certain holders of our common stock and with the purchasers of our outstanding convertible preferred stock, including entities with which certain of our directors are affiliated. This agreement provides the purchasers of our outstanding convertible preferred stock and certain holders of our common stock a right of purchase and of co-sale with respect to sales of securities by certain holders of our common stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

Amended and Restated Voting Agreement

The election of the members of our board of directors is governed by certain provisions contained in a voting agreement with the holders of our outstanding common stock and preferred stock, including certain of our executive officers and entities with which certain of our directors are affiliated. The holders of a majority of our common stock, voting as a separate class, have designated Payam Zamani, Jordan M. Spiegel and John Truchard for election to our board of directors. The holders of a majority of our preferred stock, voting as a separate class, have designated Sharon L. Wienbar and Randy M. Haykin for election to our board of directors. Four members of our board of directors have designated Deborah A. Coleman for election to our board of directors. Upon the conversion of the outstanding preferred stock into shares of common stock in connection with the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Indemnification Agreements

We have entered into, or will enter into, an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Description of Capital Stock—Limitations of Director Liability and Indemnification of Directors, Officers, and Employees.”

Offer Letters

We have entered into employment agreements and proprietary information and inventions agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Employment Agreements.”

Principal and Selling Stockholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 31, 2010 for:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days following December 31, 2009 through the exercise of any stock option, warrant or other right. Except as otherwise noted, options granted under our 2004 Stock Plan are immediately exercisable, subject to our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each holder listed below is 12667 Alcosta Blvd., Suite 200, San Ramon, CA 94583.

For purposes of calculating beneficial ownership, we have assumed that:

•	as of March 31, 2010, 10,600,002 shares of common stock were outstanding, assuming the automatic conversion of all of our outstanding convertible preferred stock, which will occur immediately prior to the completion of this offering; and

•	we will issue shares of common stock in the offering.

Assuming all of the shares offered hereunder are sold by the selling stockholders, after completing the offering, none of the selling stockholders will own more than 1.0% of the shares of common stock outstanding except as noted below. Beneficial ownership after the offering will depend on the number of shares sold by each selling stockholder.

	Number of Shares			Percent		Total Shares
	Beneficially Owned		Number	Beneficially Owned(1)		Offered if
	Before	After	of Shares	Before	After	Overallotment
Name and Address of Beneficial Owner	Offering	Offering	Offered	Offering	Offering	is Exercised

5% Stockholders:
Payam Zamani(2)	4,543,410			42.74%
Scale Venture Partners II, LP(3)	2,197,719			20.73%
Entities affiliated with Outlook Ventures(4)	617,507			5.83%
John Truchard(5)	550,671			5.17%
Directors and Named Executive Officers:
Payam Zamani(2)	4,543,410			42.74%
Sharon L. Wienbar(6)	2,202,719			20.77%
Randy M. Haykin(7)	622,507			5.87%
John Truchard(5)	550,671			5.17%
Sean Fox(8)	508,643			4.72%
Brian Bowman(9)	362,961			3.40%
W. Samuel Veazey(10)	222,825			2.09%
William Perrault(11)	106,405			1.00%
Deborah A. Coleman(12)	85,023			0.80%
Jordan M. Spiegel(13)	45,100			0.42%
All Directors and Executive Officers as a Group (10 persons) (14)	9,250,264			86.98%
Additional Selling Stockholders (15):

*	Represents beneficial ownership of less than 1%

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Includes 4,543,410 shares held by Payam Zamani and Gouya Zamani, Trustees of the Zamani Family Trust, Dated April 1, 2009, of which 353,990 shares of common stock are subject to restricted stock awards, none of which shares will be vested within 60 days following March 31, 2010. Also includes 15,000 shares issuable upon exercise of a warrant within 60 days following March 31, 2010.

(3)	The voting and disposition of the shares held by Scale Venture Partners II, LP (formerly known as BAVP VII, LP) is determined by a majority in interest of the five managing members of Scale Venture Management II, LLC, the general partner of Scale Venture Partners II, LP. The five managing members of Scale Venture Management II, LLC are Kate Mitchell, Rory O’Driscoll, Louis Bock, Mark Brooks and Sharon Wienbar, a member of our board of directors. Each of Mses. Mitchell and Wienbar and Messrs. O’Driscoll, Bock and Brooks disclaims beneficial ownership of the shares held by Scale Venture Partners II, LP, except to the extent of his or her pecuniary interest therein.

(4)	Includes 609,479 shares held by Outlook Ventures III, L.P. and 8,028 shares held by Outlook Ventures IIP, L.P. Randy M. Haykin and Carl Nichols share voting and investment authority over the shares held by Outlook Ventures III, L.P. and Outlook Ventures IIP, L.P. Each of Messrs. Haykin and Nichols disclaims beneficial ownership of the shares held by Outlook Ventures III, L.P. and Outlook Ventures IIP, L.P. except to the extent of his pecuniary interest therein.

(5)	Includes 50,578 shares subject to immediately exercisable options, of which 45,890 shares will be vested as of 60 days following March 31, 2010.

(6)	Includes 5,000 shares subject to immediately exercisable options, of which 312 shares will be vested within 60 days of March 31, 2010. Includes 2,197,719 shares held by Scale Venture Partners II, L.P. Ms. Wienbar disclaims beneficial ownership of the shares held by Scale Venture Partners II, LP, except to the extent of her pecuniary interest therein.

(7)	Includes 5,000 shares subject to immediately exercisable options, of which 312 shares will be vested within 60 days of March 31, 2010, 609,479 shares held by Outlook Ventures III, L.P. and 8,028 shares held by Outlook Ventures IIP, L.P. Mr. Haykin disclaims beneficial ownership of the shares held by Outlook Ventures III, L.P. and Outlook Ventures IIP, L.P. except to the extent of his pecuniary interest therein.

(8)	Includes (i) 168,210 shares subject to immediately exercisable options, all of which shares will be vested within 60 days following March 31, 2010, (ii) 187,500 shares of common stock subject to restricted stock awards, none of which shares will be vested within 60 days following March 31, 2010, and (iii) 152,933 shares held by Sean T. Fox and Alison S. Fox, Trustees of the 2007 Fox Family Trust.

(9)	Includes (i) 62,961 shares subject to immediately exercisable options, of which 41,425 shares will be vested within 60 days following March 31, 2010, and (ii) 300,000 shares of common stock subject to restricted stock awards, none of which shares will be vested within 60 days following March 31, 2010.

(10)	Includes (i) 47,825 shares subject to immediately exercisable options, of which 34,230 shares will be vested within 60 days following March 31, 2010, and (ii) 175,000 shares of common stock subject to restricted stock awards, none of which shares will be vested within 60 days following March 31, 2010.

(11)	Includes (i) 18,905 shares subject to immediately exercisable options, of which 13,110 shares will be vested within 60 days following March 31, 2010, and (ii) 87,500 shares of common stock subject to restricted stock awards, none of which shares will be vested within 60 days following March 31, 2010.

(12)	Includes 32,929 shares subject to immediately exercisable options, of which 20,841 shares will be vested within 60 days following March 31, 2010.

(13)	Includes 45,100 shares subject to immediately exercisable options, of which 35,903 shares will be vested within 60 days following March 31, 2010.

(14)	See note (2), note (5) and notes (6) through (13). Includes 436,508 shares subject to immediately exercisable options held by all directors and executive officers as a group, of which an aggregate of 360,203 shares will be vested within 60 days following March 31, 2010.

(15)	Unless otherwise noted, the selling stockholder is a current or former employee of ours.

Description of Capital Stock

General

Upon completion of this offering, our authorized capital stock will consist of 35,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of March 31, 2010, there were 10,600,002 shares of our common stock outstanding, assuming conversion of outstanding convertible preferred stock, and held of record by approximately 67 stockholders. The foregoing assumes the automatic conversion of all of our outstanding convertible preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Voting Rights. Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our board of directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation Rights. Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of our common stock. After such distribution, and subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Immediately prior to the completion of this offering, and assuming there are no exercises of outstanding warrants after March 31, 2010, all outstanding shares of our outstanding preferred stock will be converted into an aggregate of 2,943,556 shares of common stock provided that the aggregate offering price of the shares offered in this offering equals or exceeds $45,000,000 and the per share offering price is at least $11.14.

Undesignated Preferred Stock. Under our charter, which will be effective upon the completion of this offering, our board of directors has authority to issue undesignated preferred stock without stockholder approval. Our board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Registration Rights

Immediately prior to this offering all outstanding shares of our preferred stock will be converted into shares of our common stock and all outstanding warrants to purchase shares of our preferred stock will become exercisable for shares of our common stock. After the completion of this offering, certain holders of our common stock and warrants exercisable for our common stock, assuming exercise of such warrants, will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investor Rights Agreement, dated as of March 19, 2007 and our Amended and Restated Shareholder Rights Agreement, dated as of August 18, 2005, and are described in additional detail below.

In connection with this offering, each securityholder that has registration rights has entered into lock-up agreements pursuant to which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of at least 180 days after the date of this prospectus, which is subject to extension in some circumstances, as described under the heading “Underwriting.”

Amended and Restated Investor Rights Agreement

The registration rights provided for in the Amended and Restated Investor Rights Agreement, dated as of March 19, 2007, will expire four years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90 day period. Subject to certain conditions, we will pay the registration expenses of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include in the offering.

Demand Registration Rights. After the completion of this offering, the holders of approximately 2,943,556 shares of our common stock will be entitled to certain demand registration rights. The holders of at least 30% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price, of at least $15,000,000. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration and it is essential to defer such registration, we have the right to defer such registration, not more than once in any one-year period, for a period of up to 180 days. Additionally, we will not be required to effect a demand registration during the period beginning 90 days prior to the filing, and 180 days following the effectiveness, of a registration statement relating to an underwritten public offering of our securities.

Piggyback Registration Rights. After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act in connection with the public offering of such securities solely for cash, the holders of approximately 7,564,466 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, the exchange of securities in certain corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights. After the completion of this offering, the holders of approximately 2,943,556 shares of our common stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is made by the holders of not less than 10% of the registrable securities then outstanding and covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $2,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if (i) we determine that it would be seriously detrimental to our stockholders to effect such a Form S-3 registration, in which case we have the right to defer such registration for not more than 90 days from the date of request, provided that we have not utilized this right more than once in any 12-month period; (ii) if we have effected two such registrations within the preceding twelve-month period; or (iii) during the period ending 180 days after the effective date of a registration statement pertaining to an underwritten public offering of our common stock.

Amended and Restated Shareholder Rights Agreement

Holders of shares of our outstanding common stock issued in connection with our acquisition of Connecting Neighbors LLC, and any successors and assignees of such holders, have certain rights under the Amended and Restated Shareholder Rights Agreement, dated as of August 18, 2005. The terms of this agreement require that, if we grant rights to any party to the agreement with respect to the registration of shares of our common stock held by such party in our initial public offering, then all other parties to the agreement must be similarly and simultaneously granted the same registration rights in a manner proportionate to such party’s ownership of our common stock.

Anti-Takeover Matters

Charter and Bylaw Provisions

Our charter and bylaws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. Our bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our charter will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders. Our bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days in advance of the first anniversary of the date that our proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain certain information specified in the bylaws.

Amendment to Bylaws and Charter. As required by the Delaware General Corporation Law, or DGCL, any amendment of our charter must first be approved by a majority of our board of directors and, if required by law or our charter, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by no less than 66 2/3% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 66 2/3% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Blank Check Preferred Stock. Our charter will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations of Director Liability and Indemnification of Directors, Officers, and Employees

As permitted by the DGCL, provisions in our charter and bylaws that will be in effect upon the closing of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

•	our board of directors is authorized to indemnify our directors, officers, employees and agents, to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers, employees and agents, in connection with legal proceedings, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our executive officers and directors which provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

Before the date of this prospectus, there has been no public market for the common stock. We have applied to have our common stock approved for listing on The Nasdaq Global Market, subject to notice of issuance, under the symbol “RPLY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Shares Eligible for Future Sale

Prior to our initial public offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, and assuming that there are no exercises of outstanding options or warrants after March 31, 2010, we will have outstanding an aggregate of approximately           shares of common stock. Of these shares,           shares of common stock to be sold in this offering, plus an additional           shares if the underwriters exercise their overallotment option in full, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act.

The remaining           shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144 under the Securities Act. These shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act, each of which is discussed below. In addition, the holders of all of our currently outstanding shares of common stock are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of at least 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed under the heading “Underwriting.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	all of such shares will be subject to lock-up agreements and will not be eligible for immediate sale upon the completion of this offering; and

•	all of such shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering, subject to any extension of the lock-up period under circumstances described under the heading “Underwriting,” and provided that certain shares held by affiliates will be subject to volume limitations and other requirements of Rule 144 described below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months, may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ overallotment option and based upon the number of shares of our common stock outstanding as of , 2010; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and subject to the lock-up agreements described below. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up agreements described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, the holders of 2,943,556 shares of our common stock issued upon the automatic conversion of our preferred stock upon the closing of our initial public offering, the holders of 6,645,028 shares of our common stock held by individuals who are parties to the Amended and Restated Shareholders Agreement dated as of August 18, 2005, and the holders of 203,220 shares of our common stock issuable upon exercise of outstanding warrants will be entitled to various rights with respect to the registration of these shares under the Securities Act. Subject to the lock-up agreements described below, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for such shares, subject to restrictions imposed on shares held by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to           shares of common stock reserved for issuance under our 2004 Stock Plan and our 2010 Stock Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, after expiration of lock-up agreements 180 days after the date of this offering, subject to any extension of the lock-up period under circumstances described under the heading “Underwriting,” shares registered under such registration statements will be available for sale in the public market, unless such shares are subject to vesting restrictions with us and requirements that apply to affiliates under Rule 144 described above.

Lock-up Agreements

For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, our officers and directors, all of the selling stockholders and substantially all of our other securityholders, see the information under the heading “Underwriting.”

Material U.S. Federal Tax Consequences for Non-U.S. Holders of Common Stock

The following is a discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders with respect to the acquisition, ownership and disposition of our common stock. In general, a non-U.S. holder is any beneficial owner of our common stock other than the following:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person in effect.

This discussion is based on current provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position or that any such contrary position would not be sustained by a court. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, tax-qualified retirement plans, persons subject to the alternative minimum tax, brokers, dealers in securities, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation and U.S. expatriates. If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset (generally property held for investment).

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As described above under the heading “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the heading “Gain on Sale or Other Disposition of Common Stock.”

Dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder). Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may be obtained by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the recipient) will not be subject to U.S. withholding tax if the non-U.S. holder files the required forms, usually an IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends (subject to adjustment).

Gain on Sale or Other Disposition of Common Stock

A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder);

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

If the recipient is a non-U.S. holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

If the recipient is an individual non-U.S. holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividend payments made to a non-U.S. holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a non-U.S. holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a non-U.S. holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, a specified U.S. branch of a foreign bank or insurance company or a foreign partnership with certain connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a non-U.S. holder and other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Underwriting

We will enter into an underwriting agreement with the underwriters named below. Jefferies & Company, Inc. and Piper Jaffray & Co. are acting as representatives of the underwriters.

The underwriting agreement will provide for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations will be several, which means that each underwriter will be required to purchase a specified number of shares, but will not be responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock set forth opposite its name in the table below.

Number of
Underwriters	Shares

Jefferies & Company, Inc.
Piper Jaffray & Co.
Needham & Company, LLC
ThinkEquity LLC

Total

Of the           shares to be purchased by the underwriters,           shares will be purchased from us and           shares will be purchased from the selling stockholders.

The underwriters will agree to purchase all of the shares offered by this prospectus (other than those covered by the overallotment option described below) if any are purchased.

Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares of our common stock should be ready for delivery on or about          , 2010 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $      per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $      per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and the selling stockholders expect to grant the underwriters an overallotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares from us and the selling stockholders solely to cover overallotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $      , and, before expenses, the total proceeds to us will be $      and the total proceeds to the selling stockholders will be $      . The underwriters will severally agree that, to the extent the overallotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

		Total Without	Total With Full
		Exercise of Over	Exercise of Over
	Per Share	Allotment Option	Allotment Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $      . We and the selling stockholders are paying the expenses of this offering.

We and the selling stockholders will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We, our officers and directors, all of the selling stockholders and substantially all other securityholders have agreed to a 180-day lock-up with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of the representatives, for a period of 180 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, directly or indirectly (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open put equivalent position within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially or (2) publicly announce an intention to do any of the foregoing. In addition, the lock-up period may be extended in the event that we issue an earnings release or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to the transfer of any or all of the shares of common stock owned by a stockholder, either during such stockholder’s lifetime or on death, (i) by gift to the immediate family of the securityholder, (ii) by will or intestate succession, (iii) to a trust the beneficiaries of which are exclusively the securityholder and/or a member or members of his immediate family (iv) in dispositions of shares of our common stock, options, restricted stock or other awards to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement, (v) if the undersigned is a trust, to any beneficiary of the stockholder or to the estate of any such beneficiary, (vi) if the securityholder is a corporation, limited liability company or partnership, to any affiliate within the meaning set forth in Rule 405 under the Securities Act, (vii) if the securityholder is a partnership or limited liability company, to the partners, former partners, members or former members of the securityholder, as applicable, or to the estates of any such partners, former partners, members or former members, (viii) to the extent involving transactions of shares of the commons stock or other securities acquired in open market transactions after the date of this prospectus, or (ix) with the prior written consent of Jefferies & Company, Inc. and Piper Jaffray & Co. on behalf of the underwriters, provided, however, that in the case of (i) through (vii) above, but not (viii) or (ix), it shall be a condition to such transfer that the transferee executes and delivers to Jefferies & Company, Inc. and Piper Jaffray & Co. an agreement stating that the transferee is receiving and holding the shares of common stock subject to the provisions of the lock-up agreement, and there shall be no further transfer of the shares, except in accordance with the lock-up agreement. It shall also be a condition to such transfer that no filing by any party under Section 16(a) of the Exchange Act or other public disclosure under the Exchange Act or Securities Act shall be required or shall be made voluntarily in connection with any such transfer.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

While we have applied to have our common stock listed on The NASDAQ Global Market under the symbol RPLY, there has been no public market for the shares prior to this offering. The offering price for the shares will be determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

We cannot assure you that the initial public offering price will correspond to the price of which the common stock will trade in the public market after the offering or that an active trading market for the common stock will develop and continue after the offering.

SEC rules may limit the ability of the underwriters to bid for or purchase shares of our common stock before distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the market price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Overallotments and syndicate covering transactions. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This overallotment creates a short position for the underwriters. A bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters is a syndicate covering transaction. Establishing short sales positions may involve either covered short sales or naked short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position either by exercising their overallotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are short sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making. Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market if such purchases by the underwriters were not occurring. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on The NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Menlo Park, California.

Experts

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You can Find More Information

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at http://www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. We also maintain a website at www.reply.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus does not include or incorporate by reference the information contained in, or that can be accessed through, our website into this prospectus.

Reply!

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Reply! Inc.
San Ramon, California

We have audited the accompanying consolidated balance sheets of Reply! Inc. and subsidiary (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13, the accompanying consolidated financial statements for the year ended December 31, 2009 have been restated.

/s/ Deloitte & Touche LLP

San Jose, California
February 22, 2010 (April 13, 2010 as to the effect of the restatement discussed in Note 13 and the first four paragraphs included in Note 14)

Reply! Inc. and Subsidiary

Consolidated Balance Sheets
(In thousands, except shares data)

				Pro Forma
	December 31,		March 31,	March 31,
	2008	2009	2010	2010
			(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25	$1,333	$1,663
Accounts receivable, net of allowance for doubtful accounts of $138, $124 and $87 at December 31, 2008 and 2009 and March 31, 2010, respectively	2,063	3,896	4,642
Prepaid expenses and other current assets	448	248	253

Total current assets	2,536	5,477	6,558
PROPERTY AND EQUIPMENT—Net	2,344	2,026	2,110
DEPOSITS AND OTHER ASSETS	342	206	193
DEFERRED OFFERING COSTS	—	54	1,782
INTANGIBLE ASSETS—Net	130	10	—

TOTAL	$5,352	$7,773	$10,643

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$4,100	$3,791	$5,252
Accrued liabilities	890	897	1,320
Accrued compensation and benefits	333	1,328	1,252
Deferred revenue—current	420	42	90
Notes payable to related-parties—current	—	36	165
Long-term debt—current	2,199	1,542	1,033
Capital leases—current	13	26	24

Total current liabilities	7,955	7,662	9,136
OTHER LIABILITIES	744	262	207
PREFERRED STOCK WARRANT LIABILITY	181	1,308	1,637	$—
NOTES PAYABLE TO RELATED-PARTIES	821	393	277
LONG TERM DEBT	1,471	—	—
CAPITAL LEASES	3	66	60

Total liabilities	11,175	9,691	11,317

COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE CONVERTIBLE PREFERRED STOCK
Series A, par value $0.001 per share, authorized, 1,932,684 shares; issued and outstanding, 1,833,517 shares as of December 31, 2008 and 2009 and March 31, 2010 (aggregate liquidation preference of $10,000)	9,881	9,952	9,969	—
Series B, par value $0.001 per share, authorized, 1,214,088 shares; issued and outstanding, 952,943 shares as of December 31, 2008 and 1,110,039 shares as of December 31, 2009 and March 31, 2010 (aggregate liquidation preference of $7,280)	6,192	6,828	6,833	—

Total redeemable convertible preferred stock	16,073	16,780	16,802	—

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, par value $0.001 per share, authorized, 5,000,000 shares; issued and outstanding, none as of December 31, 2008 and 2009 and March 31, 2010	—	—	—	—
Common stock, par value $0.001 per share, authorized, 35,000,000 shares; issued and outstanding, 6,852,456, 7,293,946, and 7,656,446 shares as of December 31, 2008 and 2009 and March 31, 2010, respectively; issued and outstanding 10,685,227 shares pro forma	7	7	8	11
Additional paid-in capital	5,157	5,839	6,041	24,477
Accumulated deficit	(27,060)	(24,544)	(23,525)	(23,525)

Total stockholders’ equity (deficit)	(21,896)	(18,698)	(17,476)	$963

TOTAL	$5,352	$7,773	$10,643

See notes to consolidated financial statements.

Reply! Inc. and Subsidiary

Consolidated Statements of Operations
(In thousands, except per common share data)

				Three Months
	Years Ended December 31,			Ended March 31,
	2007	2008	2009	2009	2010
			As restated	(unaudited)
			See Note 13

Revenue:
Marketplace	$18,659	$18,646	$32,569	$6,504	$11,010
Connecting Neighbors	6,081	4,687	1,726	670	204

Total revenue	24,740	23,333	34,295	7,174	11,214
Cost of revenue:
Marketplace	11,571	9,959	16,333	3,044	6,391
Connecting Neighbors	1,590	1,365	502	191	30

Total cost of revenue	13,161	11,324	16,835	3,235	6,421

Gross profit	11,579	12,009	17,460	3,939	4,793

Operating expenses:
Sales and marketing	9,309	7,461	6,687	1,563	2,137
General and administrative	2,936	2,583	3,864	847	717
Technology	4,539	2,651	2,034	498	430
Goodwill impairment	—	1,793	—	—	—

Total operating expenses	16,784	14,488	12,585	2,908	3,284

Income (loss) from operations	(5,205)	(2,479)	4,875	1,031	1,509
Other income (expense):
Interest income	98	2	2	—	1
Interest expense	(1,194)	(998)	(1,195)	(309)	(154)
(Increase) decrease in fair value of warrants	249	230	(873)	(119)	(329)

Total other expense	(847)	(766)	(2,066)	(428)	(482)

Income (loss) before income taxes	(6,052)	(3,245)	2,809	603	1,027
Provision for income taxes	—	—	293	62	8

Net income (loss)	$(6,052)	$(3,245)	$2,516	$541	$1,019

Net income (loss) per common share:
Basic	$(0.96)	$(0.52)	$0.12	$0.02	$0.07

Diluted	$(0.96)	$(0.52)	$0.11	$0.02	$0.06

Weighted average shares used in computing basic net income (loss) per common share	6,392	6,393	6,406	6,392	6,390

Weighted average shares used in computing diluted net income (loss) per common share	6,392	6,393	6,788	6,477	7,315

Pro forma net income per share (unaudited):
Basic			$0.27		$0.11

Diluted			$0.26		$0.10

Weighted average shares used in computing pro forma basic net income per share			9,287		9,444

Weighted average shares used in computing pro forma diluted net income per share			9,669		10,369

See notes to consolidated financial statements.

Reply! Inc. and Subsidiary

Consolidated Statements of Redeemable Convertible Preferred
Stock and Stockholders’ Deficit
(In thousands)

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—January 1, 2007	1,834	$9,739	6,617	$7	$4,153	$(17,763)	$(13,603)
Issuance of Series B redeemable convertible preferred stock—net of issuance costs of $89	953	6,161	—	—	—	—	—
Accretion of preferred stock	—	84	—	—	(84)	—	(84)
Issuance of common stock upon exercise of stock options	—	—	1	—	2	—	2
Issuance of restricted stock subject to vesting, net of 50,000 forfeited awards	—	—	125	—	—	—	—
Stock-based compensation	—	—	—	—	457	—	457
Net loss	—	—	—	—	—	(6,052)	(6,052)

Balance—December 31, 2007	2,787	15,984	6,743	7	4,528	(23,815)	(19,280)
Accretion of preferred stock	—	89	—	—	(89)	—	(89)
Beneficial conversion value of convertible notes payable to related parties	—	—	—	—	261	—	261
Issuance of restricted stock subject to vesting, net of 105,000 forfeited awards	—	—	110	—	—	—	—
Stock-based compensation	—	—	—	—	457	—	457
Net loss	—	—	—	—	—	(3,245)	(3,245)

Balance—December 31, 2008	2,787	16,073	6,853	7	5,157	(27,060)	(21,896)
Accretion of preferred stock	—	89	—	—	(89)	—	(89)
Issuance of Series B preferred stock upon conversion of notes payable to related parties	157	618	—	—	—	—	—
Issuance of common stock in settlement of employment agreement	—	—	25	—	36	—	36
Issuance of restricted stock subject to vesting	—	—	416	—	—	—	—
Stock-based compensation	—	—	—	—	735	—	735
Net income	—	—	—	—	—	2,516	2,516

Balance—December 31, 2009	2,944	16,780	7,294	7	5,839	(24,544)	(18,698)
Accretion of preferred stock*	—	22	—	—	(22)	—	(22)
Issuance of restricted stock subject to vesting*	—	—	362	1	—	—	1
Stock-based compensation*	—	—	—	—	224	—	224
Net income*	—					1,019	1,019

Balance—March 31, 2010*	2,944	$16,802	7,656	$8	$6,041	$(23,525)	$(17,476)

*	Unaudited

See notes to consolidated financial statements.

Reply! Inc. and Subsidiary

Consolidated Statements of Cash Flows
(In thousands)

				Three Months
				Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,052)	$(3,245)	$2,516	$541	$1,019
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,459	1,550	1,617	423	324
Provision for doubtful accounts	964	1,319	1,243	263	358
Stock-based costs and expenses	450	450	762	127	219
Amortization of debt discount and non-cash interest expense	347	89	353	61	62
Increase (decrease) in fair value of warrants	(249)	(230)	873	119	329
Loss on disposal or abandonment of property and equipment	374	17	11	—	—
Impairment of goodwill	—	1,793	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(765)	(1,558)	(3,076)	(1,077)	(1,044)
Prepaid expenses and other current assets	149	755	200	117	(5)
Deposits and other assets	(140)	207	136	52	13
Accounts payable	(1,598)	420	(57)	(506)	423
Accrued expenses and other liabilities	88	(47)	(91)	74	(175)
Accrued compensation and benefits	(66)	(103)	995	413	(76)
Deferred revenue	(214)	(1,082)	(383)	(166)	48
Other liabilities, noncurrent	157	(59)	(377)	(132)	(55)

Net cash provided by (used in) operating activities	(5,096)	276	4,722	309	1,440

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	100	—	—	—	—
Payments for property and equipment	(922)	(1,040)	(1,076)	(191)	(339)

Net cash used in investing activities	(822)	(1,040)	(1,076)	(191)	(339)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of preferred stock	6,161	—	—	—	—
Proceeds from issuance of common stock	2	—	—	—	—
Proceeds from issuance of long-term debt	4,453	—	—	—	—
Net proceeds from issuance of notes payable to related parties	—	1,050	—	—	—
Proceeds from borrowings on personal lines of related party	—	2,000	3,942	1,080	—
Repayment of long-term debt	(5,519)	(1,890)	(2,057)	(64)	(558)
Repayment of borrowings on personal lines of related party	—	(1,686)	(4,194)	(1,047)	—
Principal payments on capital lease obligations	(13)	(14)	(29)	(6)	(8)
Offering costs in connection with initial public offering	—	—	—	—	(205)

Net cash (used in) provided by financing activities	5,084	(540)	(2,338)	(37)	(771)

Net increase (decrease) in cash and cash equivalents	(834)	(1,304)	1,308	81	330
Cash and cash equivalents—Beginning of period	2,163	1,329	25	25	1,333

Cash and cash equivalents—End of period	$1,329	$25	$1,333	$106	$1,663

See notes to consolidated financial statements.

					Three Months
					Ended
	Years Ended December 31,				March 31,
	2007		2008	2009	2009	2010
					(unaudited)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for income taxes		$—	$—	$237	$—	$75

Cash paid during the period for interest		$847	$909	$842	$258	$78

NONCASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment acquired under capital lease		$—	$—	$105	$41	$—

Purchases of property and equipment included in period-end accounts payable		$—	$57	$11	$2	$86

Issuance of Series B preferred stock warrants to a lender		$190	$—	$254	$235	$—

Issuance of Series B preferred stock upon conversion of notes payable and accrued interest to related parties		$—	$—	$618	$—	$—

Deferred offering costs	$		$—	$54	$—	$1,523

See notes to consolidated financial statements.

Reply! Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Reply! Inc. (the “Company”) was incorporated in the state of California on June 12, 2001 and reincorporated in Delaware on March 31, 2010. The Company operates a proprietary auction marketplace. The marketplace provides locally targeted advertisers with performance-based marketing solutions on a cost-per-“Enhanced Click” or cost-per-lead basis, by aggregating customer prospect from many different online traffic sources, categorized based on user-provided information regarding a product or service of interest, and the location at which the customer prospect desires to purchase the product or receive the service.

Certain Significant Risks and Uncertainties – The Company operates in a developing industry, and accordingly, can be affected by a variety of factors. The Company’s management believes that such factors which may materially and adversely affect the Company’s future results include: the Company’s limited history operating its current business model; its dependence on search engine companies for online traffic; that it does not have customer contracts with minimum commitments; that its investments in new industry categories may negatively impact its results; any failures of its technology platform or the Company’s third-party hosting service; competition; the retention of key personnel; and other factors.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying financial statements are consolidated and include the financial statements of the Company and its wholly owned subsidiary, Connecting Neighbors LLC (“CN”). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. The Company bases its estimates on its historical experience and on various assumptions about the future that it believes to be reasonable based on available information at the time the Company prepares its consolidated financial statements; therefore, actual results could differ from those estimates.

Unaudited Interim Financial Information – The accompanying interim consolidated balance sheet as of March 31, 2010, the interim consolidated statement of operations and of cash flows for the three months ended March 31, 2009 and 2010 and the interim consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any future year or interim period.

Pro Forma Consolidated Balance Sheet (unaudited) – Upon the consummation of a qualifying initial public offering (“IPO”), all of the outstanding shares of redeemable convertible preferred stock automatically convert into common stock. In addition, the preferred stock warrant liability allocable to the warrants that convert to common shares or warrants to purchase common shares will be reclassified to common stock upon the consummation of the IPO. The March 31, 2010 unaudited pro forma balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 2,943,556 shares of common stock, the automatic exercise or conversion of outstanding warrants to purchase shares of our redeemable convertible preferred stock into an aggregate of 85,225 shares of common stock, and the reclassification of the preferred stock warrants liability into additional paid-in capital.

Subsequent Events Evaluation – Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2009 through the audited financial statements issuance dates of February 22, 2010 and April 13, 2010, and from the balance sheet date of March 31, 2010 through the unaudited interim financial statements issuance date of June 15, 2010. All appropriate subsequent events have been considered and disclosed in the notes to the Company’s consolidated financial statements.

Concentration of Credit Risk and Significant Customers – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s policy is to place its cash and cash equivalents with higher credit quality financial institutions and limit the amounts invested with any one financial institution or in any type of financial instrument. The Company does not hold or issue financial instruments for trading purposes. As part of the Company’s cash management process, the Company performs periodic evaluations of the relative credit standings of these financial institutions.

Credit risk with respect to accounts receivable is mitigated due to the large number of the Company’s customers. The Company also performs ongoing credit evaluations of its customers and generally does not require collateral and evaluates the need for maintaining reserves for potential credit losses.

The following table reflects customers that accounted for more than 10% of gross accounts receivable:

	December 31,		March 31,
	2008	2009	2010
			(unaudited)

Customer A	**	18%	11%
Customer B	11%	11%		**
Customer C	13%	**		**

**	Less than 10%

In addition, Customer B accounted for 11% of revenue for the year ended December 31, 2009 and another customer accounted for 12% of revenue for the three months ended March 31, 2010. No customers accounted for more than 10% of revenue for the years ended December 31, 2007 and 2008 and three months ended March 31, 2009.

Fair Value of Financial Instruments – The carrying amount of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these items. Management believes that the Company’s note payable and long-term debt bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value. The Company’s preferred stock warrant liability is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A hierarchy has been defined which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including the Company’s cash equivalents.

The following tables show assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009 and March 31, 2010, and the input categories associated with those assets and liabilities (in thousands):

		At December 31, 2008
		Quoted Prices in
	Fair Value at	Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$1	$1	$—	$—
Liabilities:
Preferred stock warrants	181	—	—	181

		At December 31, 2009
		Quoted Prices in
	Fair Value at	Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$1,002	$1,002	$—	$—
Liabilities:
Preferred stock warrants	1,308	—	—	1,308

		At March 31, 2010
		(unaudited)
		Quoted Prices in
	Fair Value at	Active Markets for	Significant Other	Significant
	March 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds	$403	$403	$—	$—
Liabilities:
Preferred stock warrants	1,637	—	—	1,637

The Company’s cash equivalents consist of money market funds that approximate their face value. The fair value of the preferred stock warrant liability was determined using the Black-Scholes option pricing model (see note 7).

The following table provides a roll-forward of the fair value of the preferred stock warrant liability categorized with Level 3 inputs (in thousands):

	As of	As of	As of
	December 31,	December 31,	March 31,
	2008	2009	2010
			(unaudited)

Preferred stock warrant liability—beginning of period	$411	$181	$1,308
Fair value of warrants issued at date of grant	—	254	—
Increase (decrease) in fair value	(230)	873	329

Preferred stock warrant liability—end of period	$181	$1,308	$1,637

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Deferred Offering Costs – Costs directly associated with the Company’s filing of the registration statement related to its initial public offering of securities have been capitalized and are included in deferred offering costs on the Company’s consolidated balance sheet. The Company filed its initial registration statement with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2010. Deferred offering costs relating to the registration statement were $54,000 and $1.8 million as of December 31, 2009 and March 31, 2010 respectively. Upon completion of the Company’s proposed initial public offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ deficit. If the offering is not successful, the deferred offering costs will be expensed in the statement of operations. There were no amounts capitalized as of December 31, 2008.

Accounts Receivable – Accounts receivable are recorded at the invoiced amount and are non-interest bearing. Invoices are due upon receipt. The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers failing to make required payments. This valuation allowance is reviewed on a periodic basis to determine whether a provision or reversal is required. The review is based on factors including the application of historical collection rates to current receivables and economic conditions. The Company will record an increase or reduction of its allowance for doubtful accounts if collection rates or economic conditions are more or less favorable than it anticipated.

Allowance for doubtful accounts activity is as follows (in thousands):

	Balance at			Balance at
	Beginning of	Bad Debt		End of
	Period	Expense	Write-offs	Period

Year ended December 31,
2007	$57	$964	$895	$126
2008	126	1,319	1,307	138
2009	138	1,243	1,257	124

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Repair and maintenance costs are charged to operating expenses as incurred.

Website and Software Development Costs – The Company incurs costs related to website and internal-use software development. Such software is primarily related to the Company’s website, including support systems. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal Use Software, and ASC 350-50, Website Development Costs, the Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally three years, commencing when the software is placed into service. Costs incurred prior to meeting these criteria are expensed as incurred and recorded within technology expenses within the accompanying consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years.

The Company capitalized $796,000, $1,038,000 and $891,000 in website and internal-use software development costs, including stock-based compensation, during the years ended December 31, 2007, 2008 and 2009, respectively, and $182,000 and $224,000 during the three months ended March 31, 2009 and 2010, respectively. Amortization expense totaled $146,000, $474,000 and $782,000 during the years ended December 31, 2007, 2008 and 2009, respectively, and $170,000 and $240,000 during the three months ended March 31, 2009 and 2010, respectively. In addition, during the year ended December 31, 2007, the Company abandoned a previously capitalized project, resulting in a charge of $374,000. Amortization expense and impairment charges associated with website and internal-use software development costs are recorded in Marketplace cost of revenue within the accompanying consolidated statements of operations.

Goodwill – The Company accounts for goodwill in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. The Company assesses impairment of goodwill annually or whenever events or changes in circumstances indicate they may be impaired. The Company has selected December 31 as the date to perform the annual impairment testing of goodwill. In valuation of its goodwill, the Company must make assumptions regarding estimated future cash flows to be derived from the reporting unit. If these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets. The Company performs a two-step test to assess goodwill for impairment. The first step requires that the Company compare the estimated fair value of its reporting units to the carrying value of the reporting unit’s net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of its net assets, the Company is required to complete the second step of the impairment test to determine the implied fair value of goodwill. An impairment is recorded if the carrying value of the goodwill exceeds its implied fair value.

Impairment of Long-Lived Assets – In accordance with ASC 360, Property, Plant and Equipment, the Company reviews long-lived assets, including property and equipment and certain intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Acquired intangible assets are amortized over their useful lives unless these lives are determined to be indefinite. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. If these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets. There was no impairment of long-lived assets recorded during the years ended December 31, 2007, 2008 and 2009, and three months ended March 31, 2010.

Accretion of Preferred Stock – The difference between the initial carrying amounts and redemption values of the redeemable convertible preferred stock represents issuance costs recorded as a reduction in the initial carrying value. The Company records periodic accretions to increase the initial carrying value of the redeemable convertible preferred stock so that the carrying amounts will equal the redemption amounts at the earliest redemption dates. Accretion is recorded as a reduction to common stock to the extent available and as an increase to stockholders’ deficit thereafter.

Revenue Recognition – The Company derives its revenue from two sources: Marketplace and CN. Marketplace revenue, which constituted 75%, 80%, and 95% of total revenue for the years ended December 31, 2007, 2008 and 2009, respectively, and 91% and 98% for the three months ended March 31, 2009 and 2010, respectively, is derived primarily from fees which are earned through the delivery of qualified leads or clicks. In accordance with ASC 605, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified lead or click is delivered.

From time to time, the Company may agree to issue refund credit for certain leads or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have not been significant and have been within management’s expectations.

For a portion of its revenue, the Company has agreements with providers of online media or traffic (“Publishers”) used in the generation of leads or clicks. The Company receives a fee from its clients and pays a fee to Publishers either on a cost per lead, cost per click or cost per thousand impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company’s clients are recognized as revenue and the fees paid to its Publishers are included in cost of revenue.

CN is a service focused on developing, implementing and maintaining local neighborhood websites designed to promote local real estate agents. CN revenue, which constituted 25%, 20% and 5% of total revenue for the years ended December 31, 2007, 2008 and 2009 respectively, and 9% and 2% for the three months ended March 31,

2009 and 2010, respectively, is comprised of (i) set-up fees and (ii) hosting fees. Set-up fees are recognized over the expected client relationship period (generally 13 to 16 months). Hosting is generally charged to customers on a month-to-month basis and the respective fees are recognized on a monthly basis as earned.

Deferred revenue consists of billings or payments received in advance of reaching all the above revenue recognition criteria.

Cost of Revenue – Cost of revenue attributable to the Marketplace segment consists primarily of traffic acquisition costs. Traffic acquisition costs consist of payments made to search engine sites and other sources of online traffic. Cost of revenue also includes salaries, bonuses, benefits and stock-based compensation attributable to employees who are responsible for acquiring traffic, depreciation and amortization of capitalized equipment, patent license expense and web development costs related to our technology platform that powers our marketplace.

Cost of revenue attributable to the Connecting Neighbors segment consists of commissions and other direct costs incurred in connection with setting up hosted websites for realtors. The Company records direct costs associated with the initial set-up as deferred costs that are recognized as cost of revenue on a straight-line basis over the expected client relationship period.

Commissions— The Company has established commission plans for its various revenue streams. Commission expenses not associated with CN initial set-up fee revenue, which is recorded as deferred costs as described above, are expensed as incurred.

Advertising Costs – The Company expenses advertising costs as they are incurred. Advertising expenses were $39,000, $245,000 and $416,000 during the years ended December 31, 2007, 2008 and 2009, respectively, and $94,000 and $108,000 during the three months ended March 31, 2009 and 2010, respectively, and are recorded in sales and marketing expense within the accompanying consolidated statements of operations.

Technology — Technology expenses consist primarily of personnel and other costs, including communications, consulting, depreciation and amortization of non-revenue-generating capitalized equipment and systems infrastructure, and facilities, associated with the development of new technologies and are expensed as incurred.

Income Taxes – The Company accounts for income taxes using an asset and liability approach to record deferred income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purpose, and such amounts recognized for income tax purpose, net of operating loss carryforwards and other tax credits, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more-likely-than-not to be realized.

On January 1, 2007, the Company adopted the authoritative guidance in ASC 740, Income Taxes, prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained then no benefits of the position are to be recognized. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

With the adoption of the guidance, companies are required to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle as of the date of adoption. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. See Note 10 for additional information, including the effects of adoption on the Company’s consolidated financial position, results of operations and cash flows.

Preferred Stock Warrants – In accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), the Company accounts for freestanding preferred stock warrants for redeemable preferred stock as liabilities that are recorded at their fair value at the time of issuance and adjusted to fair value at each balance sheet date, with the change in the fair value being recorded as a component of other income (expense).

Stock-Based Compensation – Prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees (now contained in ASC 718, Compensation—Stock Compensation (“ASC 718”)) and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB 25 (now contained in ASC 718), and had adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) (now contained in ASC 718).

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payments (now contained in ASC 718), which revised SFAS 123 and superseded APB 25, which requires compensation expense related to share-based transactions, including employee and director awards, to be measured and recognized in the financial statements based on fair value. Using the modified prospective approach, the Company recognizes stock-based compensation expense for new awards granted or awards modified after January 1, 2006 and for any portion of an award that was granted prior to adoption that continues to vest. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports. The Company uses the Black-Scholes valuation model to calculate the grant date fair value of stock options, utilizing various assumptions.

The Company accounts for equity instruments issued to non-employees, in accordance with the provisions of ASC 718 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18)(now contained in ASC 505-50, Equity-Based Payments to Non-Employees), as expense at their fair value over the related service period and periodically revalues the equity instruments as they vest.

The cost of restricted stock awards is determined using the fair value of the Company’s common stock on the date of grant. Compensation expense is recognized for restricted stock awards on a straight-line basis over the vesting period.

Segment Reporting – ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about operating segments, including revenue and operating income (loss) before depreciation, amortization and stock-based compensation expense.

The Company determined its operating segments to be Marketplace, which derives substantially all of its revenue from fees earned through the delivery of qualified leads and clicks, and CN, which derives substantially all of its revenue from developing and maintaining local neighborhood websites. All of the Company’s revenue is generated in, and all assets reside in, the United States. The accounting policies of the two reportable operating segments are the same.

The Company evaluates the performance of its operating segments based on revenue and operating income (loss) before depreciation, amortization and stock-based compensation expense.

The Company does not allocate most of its assets, as well as its depreciation and amortization expense, stock-based compensation expense, interest income, interest or other expenses and income tax expense by segment. Accordingly, the Company does not report such information.

Segment information was as follows (in thousands):

				Three Months
				Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Revenue by segment:
Marketplace	$18,659	$18,646	$32,569	$6,504	$11,010
CN	6,081	4,687	1,726	670	204

Total revenue	$24,740	$23,333	$34,295	$7,174	$11,214

Segment operating income (loss) before depreciation, amortization, and stock-based compensation expense:
Marketplace	$(4,802)	$(332)	$6,317	$1,222	$1,899
CN	1,506	(147)	937	359	153

Total segment operating income (loss) before depreciation, amortization, and stock-based compensation expense	(3,296)	(479)	7,254	1,581	2,052
Less:
Depreciation and amortization	1,459	1,550	1,617	423	324
Stock-based compensation expense	450	450	762	127	219

Operating income (loss)	(5,205)	(2,479)	4,875	1,031	1,509
Other expense	(847)	(766)	(2,066)	(428)	(482)

Income (loss) before income taxes	$(6,052)	$(3,245)	$2,809	$603	$1,027

Comprehensive Income (Loss) – ASC 220, Comprehensive Income, establishes standards for reporting comprehensive income and comprehensive loss and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive income or comprehensive loss was equal to its net income or net loss for the periods presented.

Net Income (Loss) Per Share – Basic and diluted net income (loss) per common share are presented in conformity with the two-class method required for participating securities. Holders of Series A and Series B redeemable convertible preferred stock are each entitled to receive noncumulative dividends at the annual rate of $0.4364 per share of Series A redeemable convertible preferred stock and $0.5246 per share of Series B redeemable convertible preferred stock, payable prior and in preference to any dividends on any other shares of the Company’s common stock. In the event a dividend is paid on common stock, Series A and Series B redeemable convertible preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis).

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A and Series B redeemable convertible preferred stock non-cumulative dividends, between common stock and Series A and Series B redeemable convertible preferred stock. In computing diluted net income attributed to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, which excludes dilutive unvested restricted stock. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding, including unvested restricted stock, and potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

Pro forma basic and diluted net income (unaudited) per share were computed to give effect to the conversion of the Series A and Series B redeemable convertible preferred shares and certain preferred stock warrants using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance if later.

The following table presents the calculation of basic and diluted net income (loss) per share and unaudited pro forma basic and diluted net income per share (in thousands):

				Three Months
				Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Net income (loss) attributed to common stockholders:
Numerator:
Basic:
Net income (loss)	$(6,052)	$(3,245)	$2,516	$541	$1,019
Non-cumulative dividends on convertible preferred stock	—	—	(1,328)	(325)	(346)
Undistributed earnings attributed to convertible preferred stock	—	—	(338)	(59)	(205)
Accretion of preferred stock	(84)	(89)	(89)	(22)	(22)

Net income (loss) attributed to common stockholders – basic	$(6,136)	$(3,334)	$761	$135	$446

Diluted:
Net income (loss) attributed to common stockholders – basic	$(6,136)	$(3,334)	$761	$135	$446
Undistributed earnings re-allocated (from) to common stock	—	—	(4)	(1)	4

Net income (loss) attributed to common stockholders – diluted	$(6,136)	$(3,334)	$757	$134	$450

Denominator:
Basic shares:
Weighted average shares used in computing basic net income (loss) per common share	6,392	6,393	6,406	6,392	6,390

Diluted shares:
Weighted average shares used in computing basic net income (loss) per common share	6,392	6,393	6,406	6,392	6,390
Effect of potentially dilutive securities:
Unvested restricted stock	—	—	337	85	508
Employee stock options	—	—	45	—	417

Weighted average shares used in computing diluted net income (loss) per common share	6,392	6,393	6,788	6,477	7,315

Net income (loss) per common share:
Basic	$(0.96)	$(0.52)	$0.12	$0.02	$0.07
Diluted	$(0.96)	$(0.52)	$0.11	$0.02	$0.06
Shares used in computing pro forma net income per share (unaudited):
Basic shares:
Weighted average common shares used in computing basic net income per common share			6,406		6,390
Pro forma weighted average conversion of redeemable convertible preferred stock			2,840		2,944
Pro forma weighted average conversion of warrants to acquire redeemable convertible preferred stock			41		110

Weighted average shares used in computing pro forma basic net income per share			9,287		9,444

Diluted shares:
Weighted average shares used in computing pro forma basic net income per share			9,287		9,444
Effect of potentially dilutive securities:
Unvested restricted stock			337		508
Employee stock options			45		417

Weighted average shares used in computing pro forma diluted net income per share			9,669		10,369

Pro forma net income per share (unaudited):
Basic			$0.27		$0.11

Diluted			$0.26		$0.10

Recently Issued Accounting Pronouncements –

In December 2007, the FASB issued Topic 805 – Business Combinations (SFAS No. 141 (Revised 2007), Business Combinations) (“Topic 805 – Business Combinations”), which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. Topic 805 – Business Combinations also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted Topic 805 – Business Combinations for the fiscal year beginning January 1, 2009. The adoption of Topic 805 – Business Combinations did not have a material impact on the Company’s consolidated financial position or results of operations at the time of adoption.

In February 2008, the FASB issued an accounting standard update that delayed the effective date for the accounting for fair value measurements for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. These include goodwill and other non-amortizable intangible assets. The Company adopted this accounting standard update effective January 1, 2009. The adoption of this update to non-financial assets and liabilities, as codified in ASC 820-10, did not have any impact on the Company’s consolidated financial statements.

Effective April 1, 2009, the Company adopted three accounting standard updates which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first update, as codified in ASC 820-10-65, provides additional guidelines for estimating fair value in accordance with fair value accounting. The second accounting update, as codified in ASC 320-10-65, changes accounting requirements for other-than-temporary-impairment (“OTTI”) for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it is not more likely-than-not that it will be required to sell the security before the recovery of its amortized cost basis. The third accounting update, as codified in ASC 825-10-65, increases the frequency of fair value disclosures. These updates were effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have a material impact on the Company’s consolidated financial statements.

3.  PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and 2009 and March 31, 2010 consisted of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(unaudited)

Computer equipment	$2,953	$3,178	$3,424
Software development costs	1,848	2,739	2,876
Furniture and fixtures	324	332	288
Leasehold improvements	429	429	429

Total	5,554	6,678	7,017
Less accumulated depreciation and amortization	(3,210)	(4,652)	(4,907)

Property and equipment—net	$2,344	$2,026	$2,110

Property and equipment depreciation and amortization expense was $1,330,000, $1,430,000 and $1,497,000 for the years ended December 31, 2007, 2008, and 2009, respectively, and $393,000 and $314,000 for the three months ended March 31, 2009 and 2010, respectively.

4.  INTANGIBLE ASSETS

Intangible assets are recorded at cost, less accumulated amortization. Details of the Company’s intangible assets as of December 31, 2008 and 2009 and March 31, 2010 are as follows (in thousands):

March 31, 2010
		December 31, 2008			December 31, 2009			(unaudited)
		Gross			Gross			Gross
	Amortization	Carrying	Accumulated	Intangibles,	Carrying	Accumulated	Intangibles,	Carrying	Accumulative	Intangibles,
	Period	Amount	Amortization	Net	Amount	Amortization	Net	Value	Amortization	Net

Connecting Neighbors acquisition
Trade name and trademarks	60 months	$600	$470	$130	$600	$590	$10	$600	$600	$—

The Company amortizes its intangible assets with definite lives over their estimated useful lives on a straight-line basis, and reviews them for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company’s intangible assets with definite lives as of December 31, 2008 and 2009 and March 31, 2010, consist of trade names and trademarks resulting from the CN acquisition. The Company completed its impairment analysis related to acquired intangibles as of December 31, 2008, and concluded that the acquired intangibles were not impaired. No events or circumstances indicated an impairment analysis was necessary at December 31, 2009.

Intangible amortization expense for the years ended December 31, 2007, 2008 and 2009, was $129,000, $120,000 and $120,000 respectively, and $30,000 and $10,000 for the three months ended March 31, 2009 and 2010, respectively.

5.  GOODWILL

In connection with the acquisition of CN in 2005, which became an operating segment upon acquisition, the Company recorded $1.8 million of goodwill, resulting from the excess of the consideration paid over the fair value of assets acquired and liabilities assumed. During the third quarter of 2008 the CN reporting unit was adversely affected by a significant decline in its revenue and operating results, and which decline was projected to continue into future periods, and we determined that our CN reporting unit was no longer core to our offering and no further investment in developing and promoting the service continued. As a result, in connection with our interim impairment test at September 30, 2008, the Company estimated the fair value of the CN reporting unit and determined that the book value of the reporting unit exceeded its estimated fair value, thus indicating a potential impairment of recorded goodwill. The Company utilized the income approach to assess fair value of the reporting unit. The income approach provides an estimate of fair value based on discounted expected future cash flows. Estimates and assumptions with respect to the determination of the fair value of the Company’s reporting unit using the income approach include the Company’s operating forecasts, revenue growth rates, and risk-commensurate discount rates and costs of capital. The Company’s estimates of revenue and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of the Company’s routine long-range planning process.

After conducting the second step of the impairment test prescribed by ASC 350, the Company determined that goodwill relating to the CN reporting unit was fully impaired. The Company was not required to record a goodwill impairment charge as a result of its annual impairment test in 2007.

6.  DEBT

The Company’s long term debt as of December 31, 2008 and 2009 and March 31, 2010 is as follows (in thousands):

	December 31, 2008			December 31, 2009			March 31, 2010
	Principal	Unamortized		Principal	Unamortized		Principal	Unamortized
	Amount Due	Debt Discount	Net	Amount Due	Debt Discount	Net	Amount Due	Debt Discount	Net
							(unaudited)

Notes Payable to Related Parties	$1,079	$(258)	$821	$517	$(88)	$429	$517	$(75)	$442
2007 Loan Security Agreement	2,920	(63)	2,857	1,522	(133)	1,389	1,028	(89)	939
Equipment Line of Credit	828	(15)	813	169	(16)	153	105	(11)	94

	$4,827	$(336)	$4,491	$2,208	$(237)	$1,971	$1,650	$(175)	$1,475

Less current portion			(2,199)			(1,578)			(1,198)

			$2,292			$393			$277

Notes Payable to Related Parties – In August 2008, the Company issued an aggregate of $1.1 million principal amount of secured convertible promissory notes to related parties, primarily certain officers and directors. The notes bear interest at a rate of 10% per annum. The notes are secured by a lien on all of the Company’s property not subject to liens resulting from the 2007 Loan and Security Agreement, Equipment Line-of-Credit, and Capital Leases. The notes mature on the earlier of a (i) change of control; (ii) the liquidation, dissolution or winding up of the Company; or (iii) October 1, 2011. Some of the notes require accrued interest to be paid monthly; others require accrued interest to be paid on the maturity date, unless converted earlier into shares of the Company’s preferred stock. Further, one of the notes provided the holder with the option to require monthly principal payments starting in September 2010. At any time within the twelve month period following August 27, 2008, the outstanding principal and any accrued but unpaid interest due under the notes was convertible at the option of the holder into either shares of the Company’s next preferred equity financing round or shares of the Company’s Series B preferred stock (“Series B”) at a conversion price of $3.93516 per share. Such conversion price amounts to a 40% discount from the purchase price for shares of Series B preferred stock sold by the Company in connection with a prior equity financing.

At issuance, the secured convertible promissory notes contained a beneficial conversion feature determined by comparing the effective conversion price to the fair value of the Series B. The Company measured and recognized the beneficial conversion feature of $261,000 by allocating the portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to common stock. The debt discount resulting from the fair value of the beneficial conversion feature at the date of issuance, is being amortized to interest expense over the term of the notes. Total interest expense related to the Notes Payable to Related Parties was $68,000 and $259,000 for the years ended December 31, 2008 and 2009, respectively, and $50,000 and $25,000 for the three months ended March 31, 2009 and 2010, respectively.

In August 2009, certain holders of such notes elected to convert the then outstanding principal and accrued but unpaid interest under their respective notes into shares of Series B at the conversion price of $3.93516 per share. In August 2009, $562,000 in notes payable plus accrued unpaid interest of $56,000 was converted into 157,097 shares of Series B. As of August 29, 2009, the conversion option expired and the remaining $517,000 related party notes payable and accrued interest of $4,000 remained outstanding.

As of December 31, 2009 and March 31, 2010, the outstanding balance of the notes payable and accrued interest is as follows (in thousands):

			Accrued
Note Holder	Relationship	Note Payable	Interest
Payam Zamani	Chief Executive Officer	$200	$2
Farhang Zamani	Brother of CEO	150	1
Sean T. Fox	Chief Operating Officer	167	1

		$517	$4

In February 2010, the Company’s board of directors approved an amendment to the notes payable to related parties that remain outstanding. The amendment provided that subject to the note holders’ agreement to permit a pre-payment of the notes, the completion of the Company’s initial public offering would be considered a liquidation event under the notes entitling the note holders to receive the specified liquidation premium, which is equal to twice the original principal of the notes (see Note 14).

2005 Loan and Security Agreement –

In August 2005, the Company entered into a Loan and Security Agreement (the “2005 Agreement”) with a financial institution for a term note of $5.0 million.

Borrowings under the 2005 Agreement were collateralized by all assets of the Company. Additionally, the Company had to maintain compliance with certain financial and reporting covenants. Under the 2005 Agreement, the loan was available in two disbursements. The first disbursement in the amount of $2.0 million could be drawn upon the satisfaction of certain conditions which were met at the time of the closing of the Agreement; therefore, the first installment of $2.0 million was drawn concurrently. The remaining balance could be drawn in increments of $1.0 million each, at any time after January 2006 subject to the Company being in compliance with all provisions of the agreement; however, no disbursements would be made after February 28, 2007. Prior to March 1, 2007, accrued interest was payable monthly within five days after the end of each month. Effective March 1, 2007 through August 30, 2009, principal and interest payments were due in 30 equal monthly amounts, after which the entire unpaid principal balance, plus accrued and unpaid interest, was due and payable. Interest on the unpaid principal balance was equal to the highest prime rate plus 3%, provided that the interest rate in effect each month was not less than 9% per annum.

In connection with the 2005 Agreement, the Company issued a warrant to purchase 75,000 shares of Series A Redeemable Convertible Preferred Stock (“Series A”) with an exercise price of $5.454 per share. The fair value of the warrant at the date of issuance was determined to be $306,000. The warrant was immediately exercisable and expires in August 2012 (see Note 7). In addition, the Company incurred loan origination fees of $88,000. The debt discount related to the loan origination fees, and the fair value of the warrant at the date of issuance was amortized to interest expense over the term of the 2005 Agreement.

In May 2006 and September 2006, the Company borrowed an additional $1.0 million and $2.0 million, respectively, under the 2005 Agreement. In June 2006 and March 2007, various financial and reporting covenants under the 2005 Agreement were amended and the Company also obtained waivers for prior noncompliance with certain financial and reporting covenants through February 2007. In connection with the June 2006 loan amendment and waiver, the Company paid the lender a fee of $25,000 In connection with the March 2007 loan amendment and waiver, the Company granted the lender a warrant to purchase 12,500 shares of Series B at $6.5586 per share. The fair value of the warrant at the date of issuance was determined to be $61,000. The warrant expires March 14, 2014 (see Note 7). The debt discount related to the waiver fee, along with the fair value of the warrant at the date of issuance, was amortized to interest expense over the remaining term of the 2005 Agreement. Total interest expense related to the 2005 Agreement was $718,000 for the year ended December 31, 2007.

In September 2007, the Company repaid all debt outstanding under the 2005 Agreement.

2007 Loan and Security Agreement –

In September 2007, the Company entered into a Master Security Agreement (the “2007 Master Agreement”) with a financial institution that included a term note of $4.0 million. Borrowings under the 2007 Master Agreement are collateralized by all assets of the Company, and the Company must maintain compliance with certain reporting covenants. The Company used these proceeds to repay the outstanding balance of the 2005 Agreement in full.

In connection with the 2007 Master Agreement, the Company issued a warrant to purchase 30,495 shares of Series B at $6.5586 per share. The fair value of the warrant at the date of issuance was determined to be $108,000 which represents a debt discount, and is being amortized over the term of the loan. The warrant was immediately exercisable and expires in September 2010 (see Note 7).

Payments under the 2007 Master Agreement are due as follows: interest only for the first six months through March 31, 2008, followed by 30 equal monthly amounts for principal and interest commencing April 1, 2008 through September 30, 2010, at which time the entire unpaid principal balance, plus accrued and unpaid interest, is due and payable. Interest on the unpaid principal balance is 12% per annum. Accrued interest is payable monthly, in advance of each month.

In January 2009, the Company and the lender amended the 2007 Master Agreement to restructure certain terms by modifying the payment due date from the first day of each month to the twenty-fifth, providing an interest-only period for three months, and the outstanding balance to be paid commencing April 25, 2009 and ending September 25, 2010. In addition, the lender waived any prior event of default as of the January 2009 amendment date related to the 2005 Agreement, as amended, and granted an extension of time for the Company to provide the lender the Company’s audited financial statements for fiscal years ended 2007 and 2008. In February 2010, the lender granted a further extension of time for the Company to provide year end financial statements for each year ended 2007, 2008 and 2009, until June 30, 2010. In connection with the January 2009 amendments and waiver, the Company issued a warrant to receive 52,856 shares of Series B. The fair value of the warrant at the date of issuance was determined to be $236,000 which represents a debt discount, and will be amortized over the remaining term of the loan. The warrant was immediately exercisable and expires in January 2016 (see Note 7). Total interest expense related to the 2007 Master Agreement was $154,000, $471,000 and $482,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $141,000 and $87,000 for the three months ended March 31, 2009 and 2010, respectively.

Equipment Line-of-Credit –

In February 2006, the Company entered into an equipment line-of-credit agreement (“2006 Equipment Line”) with a financial institution for financing up to $2.0 million of equipment. Borrowings under the 2006 Equipment Line are collateralized by the specific assets financed. The full equipment line was available for drawdown for a period of 12 months. The initial term of the 2006 Equipment Line was 36 months from the date of each drawdown, which bears interest at a rate of 16% per annum, and payable monthly. In connection with the 2006 Equipment Line, the Company issued a warrant to purchase 9,168 shares of Series A at $5.454 per share. The fair value of the warrant at the date of issuance was determined to be $42,000 which represents a debt discount, and is being amortized over the term of the 2006 Equipment Line. The warrant was immediately exercisable and expires in February 2016 (see Note 7).

In September 2007, the Company entered into a second equipment line-of-credit agreement (“2007 Equipment Line”) for financing up to $500,000 of equipment with the same financial institution. The full equipment line was available for drawdown through December 31, 2007. The initial term of 2007 Equipment Line was 36 months from the date of each drawdown, which bears interest at a rate of 16% per annum, and payable monthly. In connection with the 2007 Equipment Line, the Company issued a warrant to purchase 3,812 shares of Series B at $6.5586 per share. The fair value of the warrant at the date of issuance was determined to be $21,000 which represents a debt discount, and is being amortized over the term of the 2007 Equipment Line. The warrant was immediately exercisable and expires in September 2018 (see Note 7).

In May 2009, the Company entered into an amendment that allowed the Company to restructure the remaining payments relating to the 2006 Equipment Line and the 2007 Equipment Line, and to repay amounts owed from

January through April 2009 over five equal monthly payments beginning May 30, 2009. The related end of term payment obligation was amended to be due in five equal installments following the end of each lease schedule. In connection with the May 2009 amendment, the Company issued a warrant to purchase 4,389 shares Series B at $6.5586 per share. The fair value of the warrant at the date of issuance was determined to be $24,000 which represents a debt discount, and will be amortized over the remaining payment term. The warrant was immediately exercisable and expires in May 2019 (see Note 7).

Total interest expense related to the 2006 Equipment Line and the 2007 Equipment Line was $322,000, $335,000, and $198,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $60,000 and $27,000 for the three months ended March 31, 2009 and 2010, respectively.

Future principal payments for the total amounts outstanding under the Company’s long-term borrowing arrangements as of December 31, 2009 is as follows (in thousands):

			Equipment
	Notes Payable to	2007 Loan Security	Lines
Years Ending December 31,	Related Parties	Agreement	of Credit	Total

2010	$86	$1,522	$169	$1,777
2011	431	—		431

Total future minimum payments	517	1,522	169	2,208
Less current portion	(86)	(1,522)	(169)	(1,777)

Long-term portion	$431	$—	$—	$431

7.  REDEEMABLE CONVERTIBLE PREFERRED STOCK AND PREFERRED STOCK WARRANTS

Redeemable Convertible Preferred Stock – Under the Company’s Certificate of Incorporation, as amended, the Company is authorized to issue 3,146,772 shares of redeemable convertible preferred stock, which has been designated as 1,932,684 shares of Series A Redeemable Convertible Preferred Stock (“Series A”) and 1,214,088 shares of Series B Redeemable Convertible Preferred Stock (“Series B”), no par value. There were 1,833,517 shares of Series A and 1,110,039 shares of Series B issued and outstanding as of December 31, 2009, respectively.

The Company’s redeemable preferred stock has a redemption feature that is outside the control of the Company and, accordingly, it is classified outside stockholders’ deficit in the accompanying consolidated balance sheets and statements of redeemable convertible preferred stock and stockholders’ deficit.

In August 2005, the Company issued 1,833,517 shares of its Series A at $5.454 per share, resulting in net proceeds of $9.6 million.

In March 2007, the Company completed a private placement of 876,706 shares of its Series B at $6.5586 per share, resulting in net proceeds of $5.7 million.

In September 2007, the Company issued 76,236 shares of its Series B at $6.5586 per share resulting in proceeds of $500,000.

In August 2009, the Company issued 157,097 shares of its Series B at $3.93516 per share in exchange for the conversion of $618,000 of principal and accrued interest relating to Notes Payable to Related Parties (see Note 6).

A summary of the amended rights, preferences, and privileges of the Company’s preferred stock, as set forth in the Company’s Amended and Restated Certificate of Incorporation, is as follows:

Dividends – The holders of preferred stock are entitled to receive if, when, and as declared by the Board of Directors and prior and in preference to the holders of common stock, noncumulative dividends at the annual rate of $0.4364 per share of Series A and $0.5246 per share of Series B, each as adjusted for any consolidations, combinations, stock distributions, stock dividends, stock splits, or similar events. The holders of Series A and Series B are also entitled to participate in dividends on common shares, when and if declared by the Board of Directors, based on the number of common shares held on an as-if converted basis. No dividends on convertible preferred shares or common shares have been declared by the Board from inception through December 31, 2009.

Liquidation Rights – In the event of any liquidation, dissolution, or winding-up of the Company, either voluntary or involuntary, the holders of Series B are entitled to receive, prior and in preference to any distribution of assets or property to the holders of Series A and common stock, an amount per share equal to $6.5586, plus an amount equal to all declared and unpaid dividends. After full preferential amounts due to holders of Series B have been paid or set aside, the holders of Series A are entitled to receive an amount per share equal to $5.454, plus an amount equal to all declared and unpaid dividends. After the full preferential payment has been made to the holders of the preferred stock, the holders of common stock and preferred stock are entitled to receive the remaining assets of the Company available for distribution on a pro rata basis until the aggregate amounts received by the preferred stock holders equal three (3) times the original purchase price of Series A. If, after the holders of preferred stock receive a total distribution equal to three (3) times the original purchase price of Series A, there remain assets available for distribution, the remaining assets will be distributed on a pro rata basis to the holders of common stock.

Conversion – Each share of preferred stock is convertible into common stock, on a one-for-one basis, subject to adjustment for event or dilution (as amended), without payment of any additional consideration, at the option of the holder, at any time after the date of issuance of such share and on or prior to the fifth day prior to the redemption date, if any. Each share of Series A is convertible at the conversion price of $5.454 per share. Each share of Series B is convertible at the conversion price of $6.5586 per share. Shares of preferred stock will automatically be converted into common stock upon the earlier of the vote or written consent of the preferred stock holders, voting together as a single class, of more than 50% of the then outstanding shares, or the closing of a firm commitment underwritten public offering with aggregate gross proceeds equal to or exceeding $45,000,000 and a per share price equal to or greater than $11.14 and the effective date of such offering is prior to December 31, 2010, or $19.70 if the effective date of such offering is after December 31, 2010.

Redemption – To the extent legally permitted, holders of at least the majority of the preferred stock voting as a single class may elect to cause the Company, at any time after the fifth anniversary of the issuance of Series B, but on a date within 180 days after receipt by the Corporation of a written request, from the holders of a majority of the then outstanding shares of preferred stock that all or some of the shares of such series be redeemed at an amount per share equal to the original preferred price (adjusted for any stock dividends, combinations, or splits with respect to such shares), plus all declared but unpaid dividends.

Voting – The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Protective Provisions – So long as any shares of preferred stock are outstanding, the Company shall not, without written consent of the holders of not less than a majority of the outstanding shares of preferred stock, voting together as a single class, increase or decrease the number of authorized shares of preferred stock or common stock or authorize or create any new class or series of preferred stock having rights, preferences, or privileges senior to or being in parity with the Series B, provided, however, that no consent shall be required for any equity financing, within certain limitations.

Preferred Stock Warrants – The Company records the fair value of the preferred stock warrants at the time of issuance using the Black-Scholes option-pricing model. The following preferred stock warrants were outstanding as of December 31, 2009 and March 31, 2010:

In May 2005, the Company granted to the Company’s principal stockholder and officer a fully-vested warrant to purchase 15,000 shares of Series A at an exercise price of $0.02 per share. The warrant is immediately exercisable and expires on the earlier of December 31, 2010, the consummation of a change of control, or the consummation of an initial public offering. The Company recorded stock-based compensation expense of $82,000 representing the difference between the exercise price of the warrant and the fair value of the Company’s Series A on the date of grant.

In August 2005, in conjunction with the 2005 Agreement (see Note 6) the Company issued a warrant to purchase 75,000 shares of Series A at an exercise price of $5.454 per share. The warrant is immediately exercisable and expires in August 2012. Should all of the Series A be converted into shares of common stock, the warrant will automatically convert into a comparable warrant to purchase common stock. The Company estimated the initial fair value of the warrant to be $306,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 3.85%, (ii) life of seven years, (iii) volatility of 80%, and (iv) no expected dividend.

In February 2006, in conjunction with the 2006 Lease Line (see Note 6) the Company issued a warrant to purchase 9,168 shares of Series A at an exercise price of $5.454 per share. The warrant is immediately exercisable and expires on the earlier of February 14, 2016 or the consummation of an initial public offering. Upon expiration, the warrant will automatically convert, on a net exercise basis, into shares of preferred stock or common stock if the preferred stock is no longer existing. The Company estimated the initial fair value of the warrant to be $42,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.38%, (ii) life of ten years, (iii) volatility of 80%, and (iv) no expected dividend.

In March 2007, in conjunction with amending the 2005 Agreement (see Note 6) the Company issued a warrant to purchase 12,500 shares of Series B at an exercise price of $6.5586 per share. The warrant is immediately exercisable and expires in March 2014. Should all of the Series B be converted into shares of common stock, the warrant will automatically convert into a comparable warrant to purchase common stock. The Company estimated the initial fair value of the warrant to be $61,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 3.85%, (ii) life of seven years, (iii) volatility of 80%, and (iv) no expected dividend.

In September 2007, in conjunction with the 2007 Master Agreement (see Note 6) the Company issued a warrant to purchase 30,495 shares of Series B at an exercise price of $6.5586 per share. The warrant is immediately exercisable and expires on the earlier of September 12, 2014, at the Company’s option, at the closing of an initial public offering or an acquisition, subject to certain restrictions or the third anniversary of an initial public offering. Should all of the Series B be converted into shares of common stock, the warrant will automatically convert into a comparable warrant to purchase common stock. The Company estimated the initial fair value of the warrant to be $108,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 3.78%, (ii) life of three years, (iii) volatility of 80%, and (iv) no expected dividend.

In September 2007, in conjunction with the 2007 Lease Line (see Note 6) the Company issued a warrant to purchase 3,812 shares of Series B at an exercise price of $6.5586 per share. The warrant is immediately exercisable and expires on the earlier of September 28, 2018 or the consummation of an initial public offering. Upon expiration, the warrant will automatically convert, on a net exercise basis, into shares of preferred stock or common stock if the preferred stock is no longer existing. The warrant will automatically convert upon an initial public offering. The Company estimated the initial fair value of the warrant to be $21,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 3.85%, (ii) life of eleven years, (iii) volatility of 80%, and (iv) no expected dividend.

In January 2009, in conjunction with amending the 2007 Master Agreement (see Note 6) the Company issued a warrant for 52,856 shares of Series B with no exercise price. The warrant is immediately exercisable and expires on the earlier of January 20, 2016, the closing of an initial public offering under terms that require automatic conversion of the Series B into common stock, or an acquisition. Upon expiration the warrant will automatically convert into common stock. The Company estimated the initial fair value of the warrant to be $236,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 1.85%, (ii) life of seven years, (iii) volatility of 61.7%, and (iv) no expected dividend.

In May 2009, in conjunction with amending the 2005 and 2007 Lease Lines (see Note 6) the Company issued a warrant to purchase 4,389 shares of Series B at an exercise price of $6.5586 per share. The warrant is immediately exercisable and expires on the earlier of May 8, 2019 or the consummation of an initial public offering. Upon expiration, the warrant will automatically convert, on a net exercise basis, into shares of preferred stock or common stock if the preferred stock is no longer existing. The warrant will automatically convert upon an initial public offering. The Company estimated the initial fair value of the warrant to be $24,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 3.29%, (ii) life of ten years, (iii) volatility of 71.9%, and (iv) no expected dividend.

The Company accounts for its outstanding freestanding warrants for redeemable preferred stock as liabilities that are recorded at their fair value at the time of issuance and adjusted to fair value at each balance sheet date, with the change in the fair value being recorded as a component of other income (expense). At December 31, 2007, 2008 and 2009 and March 31, 2010, the fair value of the above warrants using the Black-Scholes option pricing model and underlying assumptions was as follows:

	December 31,						March 31,
	2007		2008		2009		2010
	Series A	Series B	Series A	Series B	Series A	Series B	Series A	Series B
(unaudited)

Warrant valuations (in thousands)	$239	$172	$98	$83	$539	$769	$705	$932

Risk-free interest rate	3.08 - 3.83%	3.60 - 4.01%	0.77 - 1.89%	1.58 - 2.22%	0.50 - 3.08%	2.29 - 3.75%	0.34 - 2.87%	2.05 - 3.67%
Life (years)	3.0 - 8.1	6.2 - 10.7	2.0 - 7.1	5.2 - 9.7	1.0 - 6.1	4.2 - 9.4	0.8 - 5.9	4.0 - 9.1
Volatility	47 - 68%	59 - 71%	56 - 64%	56 - 71%	58 - 70%	59 -69%	50 - 69%	58 - 65%
Expected dividends	—%	—%	—%	—%	—%	—%	—%	—%

8.  STOCKHOLDERS’ DEFICIT

Founder Stock - Since inception the Company has issued 5,500,000 shares of common stock to founders of the Company. Of the 5,500,000 shares issued, 1,500,000 were subject to a repurchase right held by the Company, at the original exercise price, until vested. At December 31, 2009, none of the outstanding common stock issued to founders remained subject to the repurchase right held by the Company.

Stock issuance – In June 2009, the Company issued 25,000 shares of common stock to a former employee of the Company in settlement of an employment agreement. The fair value of the common stock at the date of issuance was determined to be $36,000 and was recorded as stock-based compensation expense.

Common Stock Reserved for Future Issuance – At December 31, 2009 and March 31, 2010, the Company has reserved the following shares of common stock for future issuances in connection with:

	December 31,	March 31,
	2009	2010

		(unaudited)
Series A redeemable convertible preferred stock	1,833,517	1,833,517
Warrants to purchase Series A redeemable convertible preferred stock	99,168	99,168
Series B redeemable convertible preferred stock	1,110,039	1,110,039
Warrants to purchase Series B redeemable convertible preferred stock	104,052	104,052
Stock option plan:
Options outstanding	736,952	815,719
Options available for future grants	687,248	608,481

Total	4,570,976	4,570,976

2004 Stock Option Plan – On May 3, 2004, the Company’s Board of Directors approved and adopted the 2004 Stock Option Plan (the “2004 Plan”) at which time 151,650 shares of common stock were reserved for the issuance of incentive stock options or nonstatutory stock options to eligible participants. During the years ended December 31, 2004, 2005 and 2006, the Board of Directors increased the number of shares of common stock authorized for issuance under the plan by an additional 500,850 shares, 375,000 shares, and 397,500 shares, respectively. As of December 31, 2009 and March 31, 2010, there are 1,425,000 shares authorized for issuance under the plan. Under the 2004 Plan, incentive stock options may be granted at a price per share no less than the fair market value of common stock at the date of grant. Nonqualified stock options shall be granted at a price not less than 85% of the fair market value per share of the common stock on the date of grant. Options granted to any 10% stockholder must have an exercise price per share that is not less than 110% of the fair market value per share of common stock on the date of grant. Options granted generally have a maximum term of 10 years and generally vest over five years with a one year cliff vest and quarterly thereafter. All options are exercisable on issuance subject to vesting conditions. Any unvested, but issued shares, are subject to repurchase by the Company upon occurrence of certain events or conditions, such as employment termination, at the original purchase price. As of December 31, 2008 and 2009 and March 31, 2010, no shares were subject to repurchase.

Stock option activity under the 2004 Plan during the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010 is as follows:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise	Life	Value
	Outstanding	Price	(in years)	(in thousands)

Outstanding – January 1, 2007	1,000,709	$4.20
Granted	137,355	5.82
Exercised	(800)	3.00
Forfeited	(184,287)	5.02
Expired	(102,325)	3.92

Outstanding – December 31, 2007	850,652	4.31
Granted	165,300	6.00
Forfeited	(119,566)	5.61
Expired	(64,756)	4.17

Outstanding – December 31, 2008	831,630	4.47
Granted	718,082	1.69
Forfeited	(722,755)	4.53
Expired	(90,005)	3.27

Outstanding – December 31, 2009	736,952	1.84	9.48	$2,933

Granted (unaudited)	168,250	7.12
Forfeited (unaudited)	(86,836)	3.23
Expired (unaudited)	(2,647)	1.75

Outstanding – March 31, 2010 (unaudited)	815,719	$2.78	9.32	$4,907

Vested and expected to vest at December 31, 2009	724,521	$1.84	9.48	$2,882

Vested at December 31, 2009	456,010	$1.75	9.37	$1,858

Vested and expected to vest at March 31, 2010 (unaudited)	799,256	$2.74	9.31	$4,843

Vested at March 31, 2010 (unaudited)	472,697	$1.75	9.13	$3,334

The weighted average grant-date fair value of options granted in the years ended December 31, 2007, 2008 and 2009 was $1.98, $0.80, and $0.74, respectively, and $0.69 and $4.14 during the three months ended March 31, 2009 and 2010, respectively,.

The Company computes the aggregate intrinsic value amounts based on the difference between the original exercise price of the options and the fair value of the common stock of $5.82 per share and $8.80 per share at December 31, 2009 and March 31, 2010, respectively. There was no aggregate intrinsic value of options exercised during the year ended December 31, 2007. There were no options exercised during the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010.

The options outstanding and vested as of December 31, 2009 have been aggregated into ranges for additional disclosure as follows:

		Options Outstanding
		Weighted Average		Options Vested
		Remaining	Weighted		Weighted
Range of Exercise Prices		Contractual Life	Average		Average
(in dollars)	Number	(in years)	Exercise Price	Number	Exercise Price

$1.00	21,000	9.25	$1.00	712	$1.00
$1.60	604,747	9.71	$1.60	418,241	$1.60
$2.00-$3.00	94,067	8.34	$2.87	29,816	$2.90
$4.00-$6.00	17,138	7.94	$5.80	7,241	$5.61

	736,952	9.48	$1.84	456,010	$1.75

Restricted Stock Award Activity – During the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2010, the Company granted restricted stock to executives and key employees. The restricted stock fully vests after a service period, generally four years, and accelerates upon the occurrence of certain events as defined in the restricted stock agreements including the completion of an IPO. Approximately 629,000 restricted stock awards contain a provision to accelerate vesting upon IPO. These accelerated awards become fully vested between 6 and 12 months after an IPO. Under the restricted stock agreements, unvested shares are returned to the Company.

The following table summarizes the activity of restricted stock agreements:

		Weighted Average Grant
	Shares	Date Fair Value per Share

Outstanding at January 1, 2007	225,000	$3.34
Awards granted	175,000	2.16
Awards forfeited	(50,000)	3.34

Outstanding at December 31, 2007	350,000	2.75
Awards granted	215,000	1.32
Awards forfeited	(105,000)	3.25

Outstanding at December 31, 2008	460,000	1.97
Awards granted	416,490	1.16

Outstanding at December 31, 2009	876,490	1.58
Awards granted (unaudited)	362,500	7.12

Outstanding at March 31, 2010 (unaudited)	1,238,990	3.20

Stock-Based Compensation – In determining the exercise prices for awards and options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the date of grant. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including, but not limited to, the prices for the Company’s redeemable convertible preferred stock sold to outside investors in arm’s-length transactions, the rights, preferences and privileges of that redeemable convertible preferred stock relative to those of the Company’s common stock, the Company’s operating and financial performance, the hiring of key personnel, the introduction of new products, the Company’s stage of development and revenue growth, the lack of an active public market for the Company’s common and preferred stock, industry information such as market growth and volume, the performance of similarly-situated companies in the Company’s industry, the execution of strategic and development agreements, the risks inherent in the development and expansion of the Company’s products and services, and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions and the nature and history of the Company’s business.

The Company estimated the fair value of stock options granted using the Black-Scholes option-pricing model with the following assumptions:

				Three Months Ended
	Years Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Expected dividend yield	0%	0%	0%	0%	0%
Expected life (in years)	9.15 - 10.00	9.89 - 10.00	6.35	6.35	6.06 - 6.35
Risk-free interest rate	4.24 - 5.23%	2.23 - 4.09%	1.90 - 2.93%	1.90 - 1.91%	2.57 - 2.65%
Expected volatility	76 - 79%	66 - 77%	59 - 60%	59 - 60%	59 - 60%
Weighted average fair value per share	$1.98	$0.80	$0.74	$0.69	$4.14

The Company derived the risk-free interest rate assumption from the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted average expected life of options based on historical data and estimates of future option exercise activity. Due to the Company’s limited historical data, the Company estimates volatility by incorporating the historical volatility of comparable companies with publicly-available share prices. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes stock-based compensation expense, by expense category in the consolidated statement of operations, for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)

Cost of revenues	$7	$4	$13	$2	$5
Sales and marketing	213	207	355	61	96
General and administrative	177	181	329	49	100
Technology	53	58	65	15	18

Total stock-based compensation expense	450	450	762	127	219
Effect of costs associated with capitalized software development costs	7	7	9	2	6

Total stock-based compensation	$457	$457	$771	$129	$225

As of December 31, 2009, there was $1.4 million of unrecognized stock-based compensation related to restricted shares and outstanding stock options, net of estimated forfeitures. This amount is expected to be recognized over a weighted-average period of 2.9 years. As of March 31, 2010, there was $4.2 million of unrecognized stock-based compensation related to restricted shares and outstanding stock options, net of estimated forfeitures. This amount is expected to be recognized over a weighted-average period of 3.6 years. Stock-based compensation for these awards may differ as actual forfeitures may differ from those estimated.

The cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) is to be classified as a cash flow from financing activities. The Company did not recognize any tax benefit from stock option exercises during the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010. (See Note 10).

On July 31, 2009, the Company offered holders of options with an exercise price equal to or greater than $2.00 the opportunity to exchange their options based on an exchange ratio determined by the exercise price of the option held for new options having an exercise price of $1.60 per share. The exchange program was available through August 28, 2009, the time frame required by securities law, and was completed on September 17, 2009. As a result of the exchange, options to purchase 674,806 shares of common stock were exchanged for options to purchase 544,582 shares of common stock. The incremental fair value of the new options over the exchanged options was $194,000, of which $170,000 was immediately recognized as an expense for shares vested as of the exchange date. The Company will recognize the $24,000 incremental value relating to the unvested exchange options over the remaining vesting period.

9.  COMMITMENTS AND CONTINGENCIES

Leases –

Future minimum lease payments under capital and operating leases at December 31, 2009 are as follows (in thousands):

	Capital	Office Facility
	Leases	Leases	Total

Years Ending December 31,
2010	$36	$1,281	$1,317
2011	33	1,104	1,137
2012	33	460	493
2013	10	—	10

Total minimum lease payment	112	$2,845	$2,957

Less – amount representing interest	(20)

Total principal	92
Capital lease obligation – current portion	26

Capital lease obligation – long-term portion	$66

Capital Lease – During 2005, the Company entered into two capital lease arrangements for equipment to be used in its internal business operations. The capital lease agreements have a term of four years, with an interest rate of 10% per annum. During 2006, the Company entered into a capital lease having a term of four years, with an interest rate of 10% per annum.

During 2009, the Company entered in several capital lease arrangements with an aggregate lease value of $105,000 for equipment, all subject to a four-year lease term and an interest rate of 12% per annum.

Office Facility Leases – In November 2006, the Company relocated its corporate offices and entered into a lease expiring on May 31, 2012. The lease was amended, effective November 1, 2008, to defer lease payments of $32,000 per month for a period of six months. The residual balance of $289,000 in lease payments and common area maintenance fees for 2008 and 2009 were secured on a promissory note effective July 1, 2009, at an interest rate of 10% per annum, payable in 12 payments commencing August 1, 2009 through July 1, 2010.

Rent expense, principally for leased office space under operating lease commitments, was $1.0 million, $939,000, and $917,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $225,000 and $232,000 for the three months ended March 31, 2009 and 2010, respectively.

Litigation –

In August 2006, the Company was notified by a third party that it was conducting an inquiry into possible instances of the Company’s use of unpaid software licenses. In connection with this inquiry, the Company conducted an audit of its software licenses and identified certain instances of possible use of unpaid software licenses. Based on these findings, the Company has determined that it may be subject to a fine and consequently accrued a loss contingency in the amount of $725,000 in 2005. The Company entered into a settlement agreement for $300,000, and reduced the liability by $425,000 during fiscal 2006. As of December 31, 2009 and March 31, 2010, the remaining balance of $100,000 and $50,000, respectively, is recorded in accrued liabilities.

The Company is subject to various legal proceedings and claims which may arise in the normal course of business. While the outcome of these legal matters is currently not determinable, management does not believe that any current claims will have a material adverse effect on the Company’s cash flows, operating results or financial condition.

10.  INCOME TAXES

The Company did not record a provision for income taxes for the years ended December 31, 2007 and 2008 due to its net losses incurred. The components on the provision for income taxes for the year ended December 31, 2009 are as follows (in thousands):

Current:
Federal	$94
State	199

293

Deferred:
Federal	—
State	—

—

Provision for income taxes	$293

The provision for income taxes differs from the amounts of income taxes determined by applying the U.S. statutory federal income rate for the year ended December 31, 2009 as follows:

Federal tax rate	34.0%
State taxes, net of federal benefit	6.0%
Nondeductible items	18.3%
Credits	(3.2)%
Other	(0.4)%
Change in valuation allowance	(44.3)%

10.4%

Deferred tax assets (liabilities) consist of the following (in thousands):

	December 31,
	2008	2009

Deferred tax assets:
Research and development credits	$360	$429
Net operating loss carryforwards	9,365	7,735
Accrued expenses and other	321	738
Deferred revenue	165	17

Total deferred tax assets	10,211	8,919
Deferred tax liability—basis difference in acquired intangibles	(51)	(4)

Net deferred tax asset before valuation allowance	10,160	8,915
Less valuation allowance	(10,160)	(8,915)

Net deferred tax assets	$—	$—

At December 31, 2009, the Company had federal and California net operating loss (“NOL”) carryforwards of approximately $19.1 million and $19.8 million, respectively. These NOL carryforwards expire at various times starting in 2021 through 2028 and starting in 2013 through 2018, respectively. In addition, the Company has approximately $279,000 and $82,000 of federal and state tax credit carryforwards, respectively. The federal credit carryforwards expire at various times starting in 2022 through 2029. California tax credit carryforwards have no expiration dates.

The valuation allowance increased (decreased) by $2.2 million, $1.3 million and ($1.2) million during the years ended December 31, 2007, 2008 and 2009, respectively. Notwithstanding the Company’s operating profit in 2009, no tax benefit has been recorded in the accompanying consolidated financial statements as a result of the uncertainty of the future realization of the benefit of the related NOL carryforwards and other deferred tax assets.

Internal Revenue Code Section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that may be offset by net operating losses subsequent to an “ownership change.” In general, subject to a number of exceptions and qualifications, to determine if an “ownership change” has occurred the Company must compare the percentage of stock owned by each stockholder owning 5% or more of the Company’s stock (“5-percent Stockholder”) immediately after the close of the testing date to the lowest percentage of stock owned by such 5-percent Stockholder at any time during the testing period (which is generally a three year rolling period). The amount of the increase in the percentage of the Company’s stock owned by each 5-percent Stockholder whose stock ownership percentage has increased is added together with increases in stock ownership of other 5-percent Stockholders, and an “ownership change” occurs if the aggregate increase in ownership by all such 5-percent Stockholders exceeds 50% during the applicable time period. California has similar limitations on the use of net operating losses subsequent to an “ownership change.” The Company has performed a Section 382 Limitation analysis as of December 31, 2009, concluding that the Company experienced an “ownership change” in early 2005. The sum of the annual limitations attributable to the Company’s 2005 “ownership change” over the life of the Company’s net operating losses generated prior to such change exceeds the amount of such net operating losses; therefore, all of such net operating losses are expected to be utilizable prior to expiration except to the extent the Company does not generate sufficient taxable income against which such net operating losses may be offset.

Effective January 1, 2007, the Company adopted ASC 740, Income Taxes (“ASC 740”) (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC 740, the Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. There was no adjustment to the opening balance of retained earnings for the cumulative effect of adopting ASC 740 (FIN 48) as a change in accounting principle. The Company policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

At December 31, 2009, the Company accrued $0 of interest and penalties. In addition, at December 31, 2009, the Company had $94,000 of cumulative unrecognized tax benefits which were netted against deferred tax assets subject to a full valuation allowance. If recognized, there will be no effect on the Company’s effective tax rate.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for the years ended December 31, 2007, 2008 and 2009 are as follows (in thousands):

Balance at January 1, 2007	$44
Additions based on tax positions related to the 2007 year	12

Balance at December 31, 2007	56
Additions based on tax positions related to the 2008 year	19

Balance at December 31, 2008	75
Additions based on tax positions related to the 2009 year	19

Balance at December 31, 2009	$94

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of the year ended December 31, 2009.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company’s tax years for 2001 and forward are subject to examination by the U.S. and California tax authorities due to the carryforward of unutilized NOL and research and development credits.

11.  RELATED PARTY TRANSACTIONS

Personal Line of Credit – Between May 2008 and November 2009, the Company’s Chief Executive Officer provided the Company access to his personal lines of credit (the “Personal Line”) to improve the Company’s liquidity. By unanimous written consent, the board of directors of the Company deemed it to be in the best interest of the Company and its shareholders to compensate Mr. Zamani with a monthly usage fee of 6% of the average daily balance during each month between April 2008 and November 2009 that the Company used the Personal Line. During the years ended December 31, 2008 and 2009, the Company used the Personal Line to purchase goods and services totaling $2.0 million and $3.9 million, respectively, and made principal payments totaling $1.7 million and $4.2 million, respectively, during the same periods. As of December 31, 2008 and 2009, $314,000 and $0, respectively, remained outstanding on the Personal Line and is recorded in accounts payable in the accompanying consolidated balance sheet.

In connection with the use of the Personal Line during the years ended December 31, 2008 and 2009, the Company recorded interest expense of $107,000 and $173,000, respectively, related to the 6% usage fee. As of December 31, 2008 and 2009, $44,000 and $32,000, respectively, of the usage fee remained outstanding and payable, and is classified as accrued liabilities in the accompanying consolidated balance sheet. As of March 31, 2010, the usage fee payable had been paid in full.

12.  EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement plan covering all eligible employees. Employees may contribute up to 100% of their salary to the maximum limits established by the Internal Revenue Service. Participating employees vest 100% immediately in their own contributions. The Company does not match employee contributions.

13.  RESTATEMENT

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2009, management of the Company determined that fiscal 2009 basic and diluted net income per share was incorrectly computed under the if-converted method rather than the required two-class method. The two-class method requires that the portion of current year earnings that the preferred shareholders would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed be subtracted from net income. Accordingly, the previously reported net income per share amounts for fiscal 2009 have been restated.

The effect of the restatement to the Consolidated Statement of Operations for the year ended December 31, 2009 was as follows (share amounts in thousands):

			Effect of
			Reverse Stock
	As Previously	Effect of	Split
	Reported	Restatement	See Note 14	As Restated

Net income per common share – Basic	$0.19	$(0.13)	$0.06	$0.12
Net income per common share – Diluted	$0.12	$(0.06)	$0.05	$0.11
Weighted average shares used in computing diluted net income per common share	20,319	(6,741)	(6,790)	6,788

14.  SUBSEQUENT EVENTS

In February 2010, the Company filed a Form S-1 with the SEC as part of a planned initial public offering.

In March 2010, the Company reincorporated in the State of Delaware, effectuated a 1-for-2 reverse stock split (“Reverse Stock Split”) of the Company’s common stock and preferred stock, and increased the number of authorized common shares and preferred shares to 35,000,000 and 8,146,772, respectively (post-reverse split), each with a par value of $0.001 per share. The Company retroactively separated the par value of common stock and additional paid-in-capital to reflect the newly established par value. Upon the Reverse Stock Split, all shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this stock split and reincorporation.

In connection with the reincorporation, one of the conditions triggering the automatic conversion of preferred stock into common stock was amended. The preferred stock will now automatically convert into common stock upon the consummation of an initial public offering with aggregate gross proceeds equal to or exceeding $45,000,000 and a per share price equal to or greater than $11.14 and the effective date of such offering is prior to December 31, 2010, or $19.70 if the effective date of such offering is after December 31, 2010.

In March 2010, the Board approved the 2010 Equity Incentive Plan to replace the 2004 Stock Plan. A total of 1,750,000 (post-reverse split) shares of common stock, subject to adjustments, were reserved for future issuance under the plan, which will become effective upon the completion of the Company’s planned initial public offering.

On April 19, 2010, the Company acquired the website and certain other assets of Contractors.com for $850,000, payable $250,000 at closing and $600,000 over the 6 months following the close. In addition, the Company will pay up to $350,000 over the 24 months following the close based on achieving certain performance goals. Contractors.com was an online company providing directory services to contractors, and the acquisition of the website and certain other assets is intended to further enhance the Company’s offering in the home improvement category. The Company incurred insignificant transaction costs associated with the acquisition. Management is currently evaluating the purchase price allocation for this transaction.

In May 2010, the Company entered into a Loan and Security Agreement (the “2010 Loan Agreement”) with a financial institution with a total borrowing capacity of $15.0 million consisting of a $5.0 million, 36-month term loan to be used for general corporate purposes, and a $10.0 million, 42-month term loan to be used for acquisitions. Borrowings under the credit facility are collateralized by the Company’s assets and interest is payable monthly at the higher of 9.75% or the prime rate plus 6.5% per annum, but in no case to exceed a total of 15.5% per annum. Concurrent with the closing of the 2010 Loan Agreement, the Company borrowed $4.0 million under the agreement. In June 2010, the Company used a portion of these borrowings to repay the outstanding 2007 Master Agreement balance of $698,000 and the outstanding notes payable to related parties obligation in the amount of $1.3 million, as amended from the February 2010 agreement to allow for prepayment of the original principal plus a premium equal to one and one-half times the original principal of the notes in exchange for a full release of all of our obligations under the notes.

In connection with the 2010 Loan Agreement, the Company issued a warrant to purchase shares of its capital stock in an amount to be calculated by dividing $900,000 by the exercise price of the warrants. The exercise price will be the lower of $8.70 per share or a 35% discount to the next round of financing or IPO. However, if the next round of financing or IPO is not completed by December 31, 2010, the warrant will be exercisable into shares of the Company’s Series B preferred stock exercisable at $6.5586 per share. The warrant is immediately exercisable and expires in May 2017.

******

          Shares

Common Stock

Prospectus

Jefferies & Company

Piper Jaffray

Joint Book-Running Managers

Needham & Company, LLC

ThinkEquity LLC

Co-Managers

          , 2010

Until          , all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not Required in Prospectus

Item 13.  Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. filing fee. The following expenses will be borne solely by the registrant.

SEC registration fee		$4,278
FINRA filing fee		6,500
Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$

*	Estimate

Item 14.  Indemnification of Directors and Officers.

We intend to reincorporate in Delaware prior to the completion of this offering. Unless otherwise indicated, all information in this prospectus assumes that we have reincorporated in Delaware prior to the completion of this offering.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extend permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our charter that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of charter or bylaws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our charter and bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.  Recent Sales of Unregistered Securities.

Since January 1, 2007, we have issued the following securities that were not registered under the Securities Act:

1. Since January 1, 2007, we have granted options to employees, directors and consultants to purchase an aggregate of 1,188,987 shares of our common stock under our 2004 Stock Plan at exercise prices ranging from $1.00 to $7.12. During this period, options to purchase 800 shares of our common stock were exercised with a per share exercise price of $3.00 for cash consideration to us in the aggregate amount of $2,400.

2. Since January 1, 2007, we have granted restricted stock awards pursuant to restricted stock purchase agreements to employees and directors in the aggregate amount of 1,168,990 shares of our common stock. These shares were issued in consideration of services rendered by such persons, at purchase prices ranging from $1.00 to $7.12.

3. In March 2007, we issued 876,706 shares of our Series B preferred stock to accredited investors at a purchase price of $6.55864 per share for an aggregate purchase price of approximately $5,750,000. This offering was made in reliance upon Regulation D.

4. In March 2007, we issued a warrant to purchase 12,500 shares of Series B preferred stock with an exercise price of $6.55864 per share to an accredited investor in connection with a loan financing arrangement.

5. In September 2007, we issued 76,236 shares of our Series B preferred stock to an accredited investor at a purchase price of $6.55864 per share for an aggregate purchase price of approximately $500,000. This offering was made in reliance upon Regulation D.

6. In September 2007, we issued a warrant to purchase 30,495 shares of our Series B preferred stock with an exercise price of $6.55864 per share to an accredited investor, in consideration of $1.00 in cash and a related loan financing arrangement.

7. In September 2007, we issued a warrant to purchase 3,812 shares of our Series B preferred stock with an exercise price of $6.55864 per share to an accredited investor, in connection with an equipment lease arrangement.

8. In August 2008, we issued convertible promissory notes in the aggregate principal amount of $1,079,000 to accredited investors. In August 2009, we issued an aggregate of 157,097 shares of our Series B preferred stock to certain of these accredited investors upon the conversion of such convertible promissory notes at a conversion price of $3.93516 per share. This offering was made in reliance upon Regulation D.

9. In January 2009, we issued a warrant to purchase 52,856 shares of our Series B preferred stock with an aggregate exercise price of $0.00 to an accredited investor, in consideration for $1.00 in cash and the restructuring of a loan financing arrangement.

10. In June 2009, we issued 25,000 shares of our common stock to an accredited investor in consideration of the investor’s execution of a confidential settlement and release agreement.

11. In May 2009, we issued a warrant to purchase 4,389 shares of our Series B preferred stock with an exercise price of $6.55864 per share to an accredited investor in connection with the amendment of an equipment lease arrangement.

12. In June 2010, we issued a warrant to one accredited investor in connection with a new loan agreement. If the offering is completed prior to December 31, 2010, the exercise price for the warrant is the lower of $8.70 per share or 65% of the public offering price and the number of shares issuable is equal to 900,000 divided by the exercise price.

The issuance of options, shares issued upon exercised of options and restricted stock described in the first two items above were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The other issuances of securities described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16.  Exhibits.

(a) Exhibits.

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation
3	.2**	Amended and Restated Bylaws
4	.1*	Specimen of Stock Certificate
4	.2**	Amended and Restated Investor Rights Agreement dated March 19, 2007 by and among Reply! Inc., the investors listed on Exhibit A thereto and holders of common stock listed on Exhibit B thereto
4	.3**	Amended and Restated Right of First Refusal and Co-Sale Agreement dated March 19, 2007 by and among Reply! Inc. Payam Zamani, Behnam Behrouzi, John Truchard, the holders of common stock listed on Exhibit A thereto and the purchasers listed on Exhibit B thereto
4	.4**	Amended and Restated Voting Agreement dated March 19, 2007, by and among Reply! Inc. and the holders of common stock and preferred stock listed on Exhibit A thereto
5	.1*	Opinion of DLA Piper LLP (US)
10	.1**	Form of Indemnity Agreement made by and between Reply! Inc. and each of its directors and executive officers
10	.2**	Reply! Inc. 2004 Stock Plan
10	.3**	Form of Stock Option Agreement under Reply! Inc. 2004 Stock Plan
10	.4**	Form of Restricted Stock Purchase Agreement for employees
10	.5**	Bishop Ranch Business Park Building Lease dated July 25, 2006 by and between Reply! Inc. and SDC 7, as amended by First Lease Addendum dated October 2, 2006, Second Lease Addendum dated April 11, 2008, Third Lease Addendum dated November 10, 2008 and Fourth Lease Addendum dated June 24, 2009
10	.6*	Payam Zamani Employment Agreement
10	.7*	W. Samuel Veazey Employment Agreement
10	.8*	Sean Fox Employment Agreement
10	.9*	Brian Bowman Employment Agreement
10	.10*	Bill Perrault Employment Agreement
10	.11**	Summary of 2009 Executive Target Bonus Plan and Incremental Bonus Plan
10	.12*	2010 Executive Bonus Plan
10	.13**	Master Security Agreement No. REPLX dated as of September 12, 2007 by and between Reply! Inc. and ATEL Ventures, Inc.
10	.14**	Secured Guaranty dated as of September 12, 2007 by and among Reply! Inc., ATEL Ventures, Inc. and Real Estate on the Web dba Connecting Neighbors, LLC
10	.15**	Promissory No. 1 to Master Security Agreement No. REPLX issued September 12, 2007 to ATEL Ventures, Inc.
10	.16**	First Amendment dated as of January 20, 2009 to Master Security Agreement No. REPLX dated as of September 12, 2007 and First Amendment to Promissory No. 1 to Master Security Agreement No. REPLX dated as of September 12, 2007 by and between Reply! Inc. and ATEL Ventures, Inc.
10	.17**	Warrant to Purchase Preferred Stock issued September 12, 2007 to ATEL Ventures, Inc.
10	.18**	Warrant to Purchase Preferred Stock issued January 20, 2009 to ATEL Ventures, Inc.
10	.19**	Warrant to Purchase Preferred Stock issued May 6, 2005 to Payam Zamani
10	.20**	Warrant to Purchase Stock issued August 30, 2005 to ORIX Venture Finance LLC
10	.21**	Warrant to Purchase Stock issued March 19, 2007 to ORIX Venture Finance LLC
10	.22**	Warrant to Purchase Shares of Preferred Stock issued February 14, 2006 to Point Financial, Inc.
10	.23**	Warrant to Purchase Shares of Preferred Stock issued September 28, 2007 to Point Financial Capital Partners, LLC
10	.24**	Warrant to Purchase Shares of Preferred Stock issued May 8, 2009 to Point Financial, Inc.
10	.25**	Reply! Inc. 2010 Equity Incentive Plan
10	.26*	Loan and Security Agreement dated as of May 28, 2010 by and between Reply! Inc. and Hercules Technology Growth Capital, Inc.

Number		Description

10	.27*	Warrant to Purchase Shares of Capital Stock issued to Hercules Technology Growth Capital, Inc.
21	.1**	Subsidiaries of the Registrant
23	.1*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm
24	.1**	Power of Attorney (included in signature page)

*	To be filed by amendment.

**	Previously filed.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California on June 16, 2010.

REPLY! INC.

By:	/s/ Payam Zamani
Payam Zamani
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ * Payam Zamani	President and Chief Executive Officer (Principal Executive Officer)	June 16, 2010

/s/ W. Samuel Veazey W. Samuel Veazey	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	June 16, 2010

/s/ * Deborah A. Coleman	Director	June 16, 2010

/s/ * Randy M. Haykin	Director	June 16, 2010

/s/ * Jordan M. Spiegel	Director	June 16, 2010

/s/ * John Truchard	Director	June 16, 2010

/s/ * Sharon L. Wienbar	Director	June 16, 2010

* By:	W. Samuel Veazey
Attorney-in-Fact

Exhibit Index

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation
3	.2**	Amended and Restated Bylaws
4	.1*	Specimen of Stock Certificate
4	.2**	Amended and Restated Investor Rights Agreement dated March 19, 2007 by and among Reply! Inc., the investors listed on Exhibit A thereto and holders of common stock listed on Exhibit B thereto
4	.3**	Amended and Restated Right of First Refusal and Co-Sale Agreement dated March 19, 2007 by and among Reply! Inc. Payam Zamani, Behnam Behrouzi, John Truchard, the holders of common stock listed on Exhibit A thereto and the purchasers listed on Exhibit B thereto
4	.4**	Amended and Restated Voting Agreement dated March 19, 2007, by and among Reply! Inc. and the holders of common stock and preferred stock listed on Exhibit A thereto
5	.1*	Opinion of DLA Piper LLP (US)
10	.1**	Form of Indemnity Agreement made by and between Reply! Inc. and each of its directors and executive officers
10	.2**	Reply! Inc. 2004 Stock Plan
10	.3**	Form of Stock Option Agreement under Reply! Inc. 2004 Stock Plan
10	.4**	Form of Restricted Stock Purchase Agreement for employees
10	.5**	Bishop Ranch Business Park Building Lease dated July 25, 2006 by and between Reply! Inc. and SDC 7, as amended by First Lease Addendum dated October 2, 2006, Second Lease Addendum dated April 11, 2008, Third Lease Addendum dated November 10, 2008 and Fourth Lease Addendum dated June 24, 2009
10	.6*	Payam Zamani Employment Agreement
10	.7*	W. Samuel Veazey Employment Agreement
10	.8*	Sean Fox Employment Agreement
10	.9*	Brian Bowman Employment Agreement
10	.10*	Bill Perrault Employment Agreement
10	.11**	Summary of 2009 Executive Target Bonus Plan and Incremental Bonus Plan
10	.12*	2010 Executive Bonus Plan
10	.13**	Master Security Agreement No. REPLX dated as of September 12, 2007 by and between Reply! Inc. and ATEL Ventures, Inc.
10	.14**	Secured Guaranty dated as of September 12, 2007 by and among Reply! Inc., ATEL Ventures, Inc. and Real Estate on the Web dba Connecting Neighbors, LLC
10	.15**	Promissory No. 1 to Master Security Agreement No. REPLX issued September 12, 2007 to ATEL Ventures, Inc.
10	.16**	First Amendment dated as of January 20, 2009 to Master Security Agreement No. REPLX dated as of September 12, 2007 and First Amendment to Promissory No. 1 to Master Security Agreement No. REPLX dated as of September 12, 2007 by and between Reply! Inc. and ATEL Ventures, Inc.
10	.17**	Warrant to Purchase Preferred Stock issued September 12, 2007 to ATEL Ventures, Inc.
10	.18**	Warrant to Purchase Preferred Stock issued January 20, 2009 to ATEL Ventures, Inc.
10	.19**	Warrant to Purchase Preferred Stock issued May 6, 2005 to Payam Zamani
10	.20**	Warrant to Purchase Stock issued August 30, 2005 to ORIX Venture Finance LLC
10	.21**	Warrant to Purchase Stock issued March 19, 2007 to ORIX Venture Finance LLC
10	.22**	Warrant to Purchase Shares of Preferred Stock issued February 14, 2006 to Point Financial, Inc.
10	.23**	Warrant to Purchase Shares of Preferred Stock issued September 28, 2007 to Point Financial Capital Partners, LLC
10	.24**	Warrant to Purchase Shares of Preferred Stock issued May 8, 2009 to Point Financial, Inc.
10	.25**	Reply! Inc. 2010 Equity Incentive Plan

Number		Description

10	.26*	Loan and Security Agreement dated as of May 28, 2010 by and between Reply! Inc. and Hercules Technology Growth Capital, Inc.
10	.27*	Warrant to Purchase Shares of Capital Stock issued to Hercules Technology Growth Capital, Inc.
21	.1**	Subsidiaries of the Registrant
23	.1*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm
24	.1**	Power of Attorney (included in signature page)

*	To be filed by amendment.

**	Previously filed.